Filed pursuant to Rule 424 B1
Registration No. 333-103972
8,592,542 Shares

Chicago Bridge & Iron Company N.V.

Common Stock, Par Value Euro 0.01 Per Share

        We are selling 1,000,000 shares of common stock and the selling shareholders are selling 7,592,542 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

      Our common stock is listed on The New York Stock Exchange under the symbol “CBI”. The closing price on The New York Stock Exchange on June 26, 2003 was $22.10 per share.

      The underwriters have an option to purchase a maximum of 1,288,881 additional shares from one of the selling shareholders to cover over-allotments of shares.

      Unless otherwise indicated, the information in this prospectus has been adjusted to reflect a two-for-one stock split effected in the form of a stock dividend distributed on or about February 10, 2003.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	the Selling
	Public	Commissions	CB&I	Shareholders

Per Share	$21.75	$1.088	$20.662	$20.662
Total	$186,887,788.50	$9,348,685.696	$20,662,000	$156,877,102.804

      Delivery of the shares of common stock will be made on or about July 2, 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston LLC	Banc of America Securities LLC

Lehman Brothers

BMO Nesbitt Burns

First Albany Corporation

Hibernia Southcoast Capital

Sanders Morris Harris

The date of this prospectus is June 26, 2003.

[Inside front cover and inside back cover of prospectus]

      Chicago Bridge & Iron Company, N.V. color gatefold graphic

CB&I Logo (lower right of inside back cover)

TABLE OF CONTENTS

PROSPECTUS SUMMARY
Our Company
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
TAXATION
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
NOTICE TO DUTCH RESIDENTS
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
CHICAGO BRIDGE & IRON COMPANY N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
CONSOLIDATED STATEMENTS OF INCOME
CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)

      We have not authorized anyone to provide you with information that is different from the information contained in this document or to which we have referred you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, and we do not intend to update this information after the offer and sale of these securities. We will amend this document as required by applicable law.

i

PROSPECTUS SUMMARY

      This summary highlights important information regarding our business and the terms of this offering. Because this is a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the information under “Risk Factors” and the consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise stated, the information contained in this prospectus (i) assumes that the underwriters do not exercise their over-allotment option and (ii) has been adjusted to reflect a two-for-one stock split effected in the form of a stock dividend on or about February 10, 2003. Unless the context requires otherwise, references to “we,” “us,” “our,” “the Company” or “CB&I” refer collectively to Chicago Bridge & Iron Company N.V. and its subsidiaries, and “CB&I N.V.” refers to the parent company Chicago Bridge & Iron Company N.V. only.

Our Company

      We are a global specialty engineering, procurement and construction (EPC) company serving customers in several primary end markets, including hydrocarbon refining, natural gas, water and the energy sector in general. We have been helping our customers store and process the earth’s natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement, construction and maintenance services. Our projects include hydrocarbon processing plants, liquefied natural gas (LNG) terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. During 2002, we worked on more than 700 contracts for customers in a variety of industries. Over the last several years, our customers have included:

•	large U.S., multinational and state-owned oil companies, such as Shell, ExxonMobil, Valero Refining Company, BP, Conoco, Saudi Aramco and PDVSA;

•	leading EPC companies, such as Fluor, Bechtel, Foster Wheeler, KBR and Technip-Coflexip;

•	LNG and natural gas producers and distributors, such as Williams Energy Services, Distrigas and Woodside Energy; and

•	municipal and private water companies.

      We had revenue of approximately $1.1 billion and income from continuing operations of approximately $50.1 million in 2002. Our revenue and income from continuing operations increased 6.2% and 57.1%, respectively, between 2001 and 2002. Our backlog was $1.3 billion at March 31, 2003. We employed approximately 7,000 persons worldwide as of December 31, 2002.

      We believe that our principal end markets will continue to experience significant growth over time as global demand for oil, natural gas, energy, power and water increases. We believe that our comprehensive global EPC capabilities and our broad range of products and services position us to capitalize on the expected growth in our primary end markets. Our acquisition of Howe-Baker International, L.L.C. (“Howe-Baker”) has significantly enhanced our range of services. In addition, we recently acquired certain assets of Petrofac Inc., an EPC Company serving the hydrocarbon processing industry based in Tyler, Texas, and certain assets of John Brown Hydrocarbons Limited, a company headquartered in London that provides comprehensive engineering, program and construction management services in the offshore, onshore and pipeline sectors of the hydrocarbon industry. See “Business — Recent Developments.”

Competitive Strengths

      We believe that our core competencies enable us to deliver to our customers the best overall combination of experience, reliability, quality and performance which produces a lower-risk, higher value equation for our customers. These core competencies, which we believe are significant competitive strengths, include:

•	Worldwide Record of Excellence. We have established a record as a leader in the international engineering and construction industry by providing consistently superior project performance for more than 113 years.

•	Fully-Integrated Specialty Engineering, Procurement & Construction Service Provider. We are one of a very few global EPC service providers that can deliver a project from conception to commissioning, including conceptual design, detail engineering, procurement, fabrication, field erection, mechanical installation, start-up assistance and operator training.

•	Global Execution Capabilities. With a global network of some 35 sales and operations offices and established labor and supplier relationships, we have the ability to rapidly mobilize people, materials and equipment to execute projects in locations ranging from highly industrialized countries to some of the world’s most remote regions.

•	History of Innovation. We have established a reputation for technical innovation and our acquisition of Howe-Baker has equipped us with well-established technology and proprietary know-how in refinery processes, desalting/ dehydration, synthesis gas production and gas-to-liquids processing.

•	Strong Focus on Project Risk Management. We are experienced in managing the risk associated with bidding on and executing complex projects and projects to be performed on a fixed-price, lump-sum basis, which has historically allowed us to achieve higher margins than those obtainable from cost-plus contracts.

•	Strong Safety Performance. Because of our long and outstanding safety record, we are sometimes invited to bid on projects for which other competitors do not qualify.

•	Management Team with Deep Engineering & Construction Industry Experience. Members of our senior leadership team have an average of more than 25 years of experience in the E&C industry.

Growth Strategy

      We intend to increase shareholder value through the execution of the following growth strategies:

•	Leveraging the Strengths of Our Acquisitions. Our acquisitions over the past three years have broadened our capabilities and resources to meet customer needs in our end markets, and we intend to focus on imparting best practices and technologies from each acquired business throughout the organization.

•	Expanding our Market Share in the High-Growth Energy Infrastructure Business. We intend to utilize our substantial expertise and experience in LNG and cryogenic systems to expand our presence in the worldwide sales of LNG infrastructure facilities.

•	Marketing our Expanded Capabilities. We will continue to expand our marketing programs to identify and capitalize on attractive customer bases and end markets, focusing in particular on LNG projects and EPC opportunities utilizing the combined CB&I and Howe-Baker resources.

•	Continuing to Improve Project Execution and Cost Control. We intend to maintain and enhance our successful track record in project execution and to identify and control non-project expenses and capital expenditures.

•	Creating Growth from Acquisitions and Other Business Combinations. We will continue to pursue growth through selective acquisitions of businesses or assets that will expand or complement our current portfolio of products and services.

Our Address

      Our principal executive office is located at Polarisavenue 31, 2132 JH Hoofddorp, The Netherlands and our telephone number at that address is 31-23-5685660. Our administrative offices are located at 10200 Grogan’s Mill Road, Suite 300, The Woodlands, Texas 77380 and our telephone number at that address is (281) 774-2200. Our Internet address is http://www.chicagobridge.com. The contents of our website are not part of this prospectus.

The Offering

Common stock offered:

By us	1,000,000 shares
By the selling shareholders	7,592,542 shares(1)
Total	8,592,542 shares(1)

Total common stock outstanding after the offering	45,456,725 shares(2)(3)

Use of proceeds	We will receive proceeds of approximately $20,262,000, which are net of underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these proceeds for general corporate purposes, including payment of the remaining consideration owed on the Petrofac Inc. acquisition. See “Business — Recent Developments”. We will not receive any of the proceeds from the shares sold by the selling shareholders.

NYSE symbol	CBI(4)

(1)	Assumes the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, one of the selling shareholders will sell up to an additional 1,288,881 shares.

(2)	The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of March 31, 2003 and excludes 7,572,841 shares reserved for issuance under our employee compensation and stock plans, of which options to purchase 4,837,989 shares at a weighted-average exercise price of $10.01 are outstanding as of March 31, 2003.

(3)	Adjusted to reflect a two-for-one stock split effected in the form of a stock dividend distributed on or about February 10, 2003.

(4)	Application will be made to list the shares sold by us on the NYSE.

Summary Consolidated Financial Data

      We derived the following summary financial and operating data for the five years ended December 31, 1998 through 2002 from our audited consolidated financial statements. The financial data for the three months ended March 31, 2003 and 2002 have been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments (including normal recurring adjustments) necessary to present fairly the information presented for the interim periods. Interim results may not be indicative of those at year-end. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, appearing elsewhere or incorporated by reference into this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

INCOME STATEMENT DATA
Revenues	$322,309	$259,272	$1,148,478	$1,081,824	$611,691	$674,386	$775,692
Cost of revenues	282,648	224,182	992,927	945,048	542,721	596,695	703,351

Gross profit	39,661	35,090	155,551	136,776	68,970	77,691	72,341
Selling and administrative expenses	19,198	17,907	73,155	67,519	41,913	48,997	46,471
Intangibles amortization	638	626	2,529	5,819	599	514	500
Other operating income, net(1)	(136)	(419)	(1,818)	(691)	(2,401)	(2,788)	(991)
Exit costs/special charges(2)	—	1,159	3,972	9,686	55,664	—	—

Income (loss) from operations	19,961	15,817	77,713	54,443	(26,805)	30,968	26,361
Interest expense	(1,687)	(1,813)	(7,114)	(8,392)	(5,187)	(2,980)	(3,488)
Interest income	466	346	1,595	1,854	430	766	1,616

Income (loss) before taxes and minority interest	18,740	14,350	72,194	47,905	(31,562)	28,754	24,489
Income tax (expense) benefit	(5,611)	(4,018)	(20,233)	(13,480)	4,859	(8,061)	(7,347)

Income (loss) before minority interest	13,129	10,332	51,961	34,425	(26,703)	20,693	17,142
Minority interest in income	(365)	(74)	(1,812)	(2,503)	(1,341)	(1,171)	(105)

Income (loss) from continuing operations	12,764	10,258	50,149	31,922	(28,044)	19,522	17,037
Discontinued operations(3):
Loss from discontinued operations, net of taxes	—	—	—	(2,321)	(5,731)	(1,138)	—
Loss on disposal of discontinued operations, net of taxes	—	—	—	(9,898)	—	—	—

Net income (loss)(4)	$12,764	$10,258	$50,149	$19,703	$(33,775)	$18,384	$17,037

PER SHARE DATA(2)(4)(5)
Net income (loss) — basic
Income (loss) from continuing operations	$0.29	$0.24	$1.16	$0.74	$(1.49)	$0.89	$0.70
Loss from discontinued operations	—	—	—	(0.28)	(0.31)	(0.05)	—

Net income (loss)	$0.29	$0.24	$1.16	$0.46	$(1.80)	$0.84	$0.70

Net income (loss) — diluted
Income (loss) from continuing operations	$0.28	$0.24	$1.12	$0.71	$(1.49)	$0.87	$0.70
Loss from discontinued operations	—	—	—	(0.27)	(0.31)	(0.05)	—

Net income (loss)	$0.28	$0.24	$1.12	$0.44	$(1.80)	$0.82	$0.70

Dividends	$0.04	$0.03	$0.12	$0.12	$0.12	$0.12	$0.12

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

BALANCE SHEET DATA
Goodwill	159,509	147,229	157,903	138,444	132,426	18,010	18,051
Total assets	751,193	634,038	740,436	648,265	538,415	336,773	348,709
Long-term debt	75,000	75,000	75,000	75,000	101,800	25,000	5,000
Total shareholders’ equity	294,442	221,494	282,147	212,223	155,747	104,410	101,656
CASH FLOW DATA
Cash flows from operating activities	$5,627	$(5,518)	$72,030	$105,796	$4,085	$22,461	$50,824
Cash flows from investing activities	(8,618)	(4,988)	(36,957)	(35,775)	(65,567)	(8,911)	(2,142)
Cash flows from financing activities	(705)	(432)	16,985	(27,034)	50,618	(779)	(53,286)
OTHER FINANCIAL DATA
Gross profit percentage	12.3%	13.5%	13.5%	12.6%	11.3%	11.5%	9.3%
New business taken(6)	$324,744	$424,241	$1,641,128	$1,160,374	$680,776	$712,973	$760,989
Backlog(6)	1,306,278	996,670	1,310,987	835,255	597,350	507,472	507,783
Capital expenditures	8,539	2,678	23,927	8,917	6,353	13,379	12,249

(1)	Other operating income, net generally represents gains on the sale of property, plant and equipment.

(2)	In 2002, we recognized special charges of $4.0 million. Included in the 2002 special charges were $3.4 million for personnel costs, including severance and personal moving expenses associated with the relocation of our administrative offices; $0.5 million for integration costs related to integration initiatives associated with the PDM Divisions acquisition; and $0.4 million for facilities costs relating to the closure and relocation of facilities. During 2002, we also recorded income of $0.4 million in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. In 2001, we recognized special charges of $9.7 million. Included in the 2001 special charges were $5.7 million for personnel costs, including severance and personal moving expenses associated with the relocation, closure or downsizing of offices and our voluntary resignation offer; $2.8 million for facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs primarily related to integration initiatives associated with the PDM Divisions acquisition. In 2000, we recognized special charges of $55.7 million. Included in the 2000 special charges were $22.2 million for payments associated with our voluntary resignation offer, severance and other benefits-related costs; $5.3 million in facilities-related expenses; and a $28.2 million non-cash valuation allowance against a net long-term receivable for the Indonesian Tuban (T.P.P.I.) Project. See Note 4 to our Consolidated Financial Statements for additional details on special charges.

(3)	During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems, due primarily to continuing weak market conditions in the microelectronics industry. The loss on disposal of discontinued operations of $9.9 million after-tax includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. As a result of this operation being classified as discontinued, prior periods have been previously restated. Our actions necessary to discontinue UltraPure Systems were essentially complete at December 31, 2001.

(4)	We changed our method of accounting for goodwill upon adoption of SFAS No. 142 on January 1, 2002. See Note 7 to our Consolidated Financial Statements.

(5)	On January 22, 2003, we declared a two-for-one stock split effective in the form of a stock dividend payable February 10, 2003 to shareholders of record at the close of business on February 3, 2003. All share numbers and amounts have been adjusted for the stock split for all periods presented.

(6)	New business taken represents the value of new project commitments received by us during a given period. Such commitments are included in backlog until work is performed and revenue recognized or until cancellation. Backlog may also fluctuate with currency movements.

RISK FACTORS

      You should carefully consider the following risks and uncertainties before you decide whether to purchase our common stock. Any of the following risks, if they materialize, could adversely affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risk Factors Relating to Our Business

Our Revenues, Cash Flow and Earnings May Fluctuate, Creating Potential Liquidity Issues and Possible Under-Utilization of our Assets.

      Our revenues, cash flow and earnings may fluctuate from quarter to quarter due to a number of factors. Our revenues, cash flow and earnings are dependent upon major construction projects in cyclical industries, including the hydrocarbon refining, natural gas and water industries. The selection of, timing of or failure to obtain projects, delays in awards of projects, cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets and reduce our cash flows. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments by a customer and may expose us to potential credit risk if such customer should encounter financial difficulties. Such expenditures could reduce our cash flows and necessitate increased borrowings under our credit facilities (the annual debt service on our currently outstanding debt is $5.5 million). Finally, the winding down or completion of work on significant projects that were active in previous periods will reduce our revenues and earnings if such significant projects have not been replaced in the current period.

We May Not be Able to Fully Realize the Revenue Value Reported in Our Backlog.

      We have a backlog of work to be completed on contracts. Backlog develops as a result of new business taken, which represents the revenue value of new project commitments received by us during a given period. Backlog consists of projects which have either (i) not yet been started or (ii) are in progress and are not yet complete. In the latter case, the revenue value reported in backlog is the remaining amount that has not yet been completed. From time to time, projects are cancelled that appeared to have a high certainty of going forward at the time they were recorded as new business taken. In the event of a project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. In addition to being unable to recover certain direct costs, cancelled projects may also result in additional unrecoverable costs due to the resulting under-utilization of our assets.

Our Revenues and Earnings May be Adversely Affected by a Reduced Level of Activity in the Hydrocarbon Industry.

      In recent years, demand from the worldwide hydrocarbon industry has been the largest generator of our revenues. Numerous factors influence capital expenditure decisions in the hydrocarbon industry, including current and projected oil and gas prices; exploration, extraction, production and transportation costs; the discovery rate of new oil and gas reserves; the sale and expiration dates of leases and concessions; local and international political and economic conditions, including war or conflict; technological advances; and the ability of oil and gas companies to generate capital. In addition, changing taxes, price controls and certain laws and regulations may reduce the level of activity in the hydrocarbon industry. These factors are beyond our control. Reduced activity in the hydrocarbon industry would result in a reduction of our revenues and earnings and possible under-utilization of our assets.

We Could Lose Money if We Fail to Accurately Estimate Our Costs or Fail to Execute Within Our Cost Estimates on Fixed-Price, Lump Sum Contracts.

      Most of our net revenue is derived from fixed-price, lump-sum contracts. Under these contracts, we perform our services and provide our products at a fixed price and, as a result, benefit from cost savings, but we may be unable to recover for any cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, cost overruns may cause us to incur losses or cause the project not to be as profitable as we expected. This, in turn, could negatively impact our cash flow and earnings.

      Under our percentage-of-completion accounting method, the use of estimated cost to complete each contract is a significant variable in the process of determining income earned for a particular period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.”

Political and Economic Conditions, Including War or Conflict, in Foreign Countries in Which We Operate Could Adversely Affect Us.

      A significant number of our projects are performed outside the United States. We expect non-U.S. sales and operations to continue to contribute materially to our earnings for the foreseeable future. Non-U.S. contracts and operations expose us to risks inherent in doing business outside the United States, including:

•	unstable economic conditions in the non-U.S. countries in which we make capital investments, operate and sell products and services;

•	the lack of well-developed legal systems in some countries in which we operate, which could make it difficult for us to enforce our contracts;

•	expropriation of property;

•	restriction on the right to convert or repatriate currency; and

•	political upheaval, including risks of loss due to civil strife, acts of war, guerrilla activities, insurrections and acts of terrorism.

      Political instability risks may arise from time to time on a country by country (not geographic segment) basis where we happen to have a large active project. Having reduced our current activity in Venezuela to a low level and having no current projects in Iraq, we do not believe we have any material risks at the present time attributable to political instability.

We Are Exposed to Possible Losses from Foreign Exchange Risks.

      We are exposed to market risk from changes in foreign currency exchange rates. Our exposure to changes in foreign currency exchange rates arises from receivables, payables and firm commitments from international transactions, as well as intercompany loans used to finance non-U.S. subsidiaries. We may incur losses from foreign currency exchange rate fluctuations if we are unable to convert foreign currency in a timely fashion. We seek to minimize the risks from these foreign currency exchange rate fluctuations through a combination of contracting methodology and, when deemed appropriate, limited use of foreign currency forward contracts. Regional differences have little bearing on how we view or handle our currency exposure, as we approach all these activities in the same manner. We do not use financial instruments for trading or speculative purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure About Market Risk.”

Our Acquisition Strategy Involves a Number of Risks.

      We intend to pursue growth through the opportunistic acquisition of companies or assets that will enable us to expand our services to provide more cost-effective customer solutions. We routinely review potential acquisitions. This strategy involves certain risks, including difficulties in the integration of operations and systems, the diversion of management’s attention from other business concerns, and the potential loss of key employees of acquired companies. We may incur significant losses if we are not able to successfully integrate acquired businesses into our operations.

We Have a Risk that Our Goodwill May be Impaired and Result in a Charge to Income.

      We accounted for the Howe-Baker and PDM Divisions acquisitions using the “purchase” method of accounting. Under the purchase method we recorded, at fair value, the assets acquired and liabilities assumed and we recorded as goodwill the difference between the cost of acquisition and the sum of the fair value of the tangible and identifiable assets acquired, less liabilities assumed. At December 31, 2002, our goodwill balance was $157.9 million, attributable to the excess of the purchase price over the fair value of assets acquired relative to acquisitions within our North American segment. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” These pronouncements change the accounting for business combinations, goodwill and intangible assets. SFAS No. 141 further clarifies the criteria to recognize intangible assets separately from goodwill. SFAS No. 142 states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment at least annually. We adopted these new standards effective as of January 1, 2002. In connection with the adoption of SFAS No. 142, during the first quarter of 2002, we completed our goodwill impairment assessment and concluded that no transitional impairment charge was necessary. Also, as of September 30, 2002, we completed our annual impairment assessment and concluded that no impairment charge was necessary. In the future, if our goodwill or other intangible assets were determined to be impaired, the impairment would result in a charge to income from operations in the year of the impairment with a resulting decrease in net worth.

If We Are Unable to Retain Key Personnel, Our Business Could be Adversely Affected.

      Our business is dependent, to a large degree, upon the continued service of key members of our management. Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel in various areas, including engineering, project management and senior management. If we do not succeed in retaining and motivating our current employees and attracting new high quality employees, our business could be adversely affected.

Our Projects Expose Us to Potential Professional Liability, Product Liability, or Warranty or Other Claims.

      We engineer and construct (and our structures typically are installed in) large industrial facilities in which system failure can be disastrous. Notwithstanding the fact that we generally will not accept liability for consequential damages in our contracts, any catastrophic occurrence in excess of insurance limits at projects where our structures are installed or services are performed could result in significant professional liability, product liability or warranty or other claims against us. Such liabilities could potentially exceed our current insurance coverage and the fees we derive from those structures and services. A partially or completely uninsured claim, if successful and of a significant magnitude, could potentially result in substantial losses.

We Are Exposed to Potential Environmental Liabilities.

      We are subject to environmental laws and regulations, including those concerning:

•	emissions into the air;

•	discharge into waterways;

•	generation, storage, handling, treatment and disposal of waste materials; and

•	health and safety.

      Our businesses often involve working around and with volatile, toxic and hazardous substances and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of U.S., federal, state or local laws and regulations and laws outside the U.S., and result in criminal and civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require us to obtain a permit and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny issuance or renewal of operating permits, for failure to comply with applicable laws and regulations. We are also exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or materials.

      The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We cannot assure you that our operations will continue to comply with future laws and regulations or that these laws and regulations will not cause us to incur significant costs or adopt more costly methods of operation.

      In connection with the historical operation of our facilities, substances which currently are or might be considered hazardous were used or disposed of at some sites that will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities from acts occurring before the dates those facilities were transferred.

      Although we maintain liability insurance, this insurance is subject to coverage limitations, deductibles and exclusions and may exclude coverage for losses or liabilities relating to pollution damage. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits or fall below applicable deductibles. Even a partially uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

Certain Remedies Ordered in a Federal Trade Commission Proceeding Could Adversely Affect Us.

      On October 25, 2001, the U.S. Federal Trade Commission (the “FTC” or the “Commission”) announced its decision to file an administrative complaint (the “Complaint”) challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of Pitt-Des Moines, Inc. (“PDM”) that we acquired together with certain assets of the Water Division of PDM (the Engineered Construction and Water Divisions of PDM are referred to in this prospectus as the “PDM Divisions”). The FTC’s Complaint alleged that our acquisition of these assets violated Section 7 of the Clayton Antitrust Act and Section 5 of the Federal Trade Commission Act by threatening to substantially lessen competition in four specific markets in which both we and PDM had competed in the United States: liquefied natural gas storage tanks and associated facilities constructed in the United States; liquefied nitrogen, liquefied oxygen and liquefied argon storage tanks constructed in the United States; liquified petroleum gas storage tanks constructed in the United States; and field erected thermal vacuum chambers (used for the testing of satellites) constructed in the United States. The FTC’s Complaint asserted that the consequence of the acquisition will be increased prices in these four markets.

      A trial before an FTC Administrative Law Judge was concluded on January 16, 2003. On June 12, 2003, the FTC Administrative Law Judge issued his ruling. The ruling found that our acquisition of PDM assets threatens to substantially lessen competition in the four markets identified above in which both CB&I and PDM participated. As a result of this finding by the FTC Administrative Law Judge, we have been ordered to divest within 180 days of a final order all physical assets, intellectual property and any uncompleted construction contracts of the PDM Divisions that we acquired from PDM to a purchaser approved by the FTC that is able to utilize those assets as a viable competitor.

      We believe the FTC Administrative Law Judge’s ruling is inconsistent with the law and the facts presented at trial. At present, we are still evaluating the divestiture ordered by the judge and have not made a decision whether to appeal the ruling to the full Federal Trade Commission and, if necessary, to the appropriate federal courts. Until the FTC order becomes final, we expect the impact on our earnings will be minimal. However, the remedies contained in the order, if implemented, could have an adverse effect on us, including an expense relating to a potential write-down of the net book value of the divested assets.

We Are and Will Continue to be Involved in Litigation That Could Negatively Impact Our Earnings and Financial Condition.

      We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically claims that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage which occur in connection with services performed relating to project or construction sites. Contractual disputes normally involve claims relating to the performance of equipment design or other engineering services or project construction services provided by our subsidiaries. Management does not currently believe that pending contractual, personal injury or property damage claims will have a material adverse effect on our earnings or liquidity; however, such claims could have such an effect in the future. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits or fall below applicable deductibles. Even a partially uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

Uncertainty in Enforcing United States Judgments Against Netherlands Corporations, Directors and Others Could Create Difficulties for Holders of Our Securities.

      We are a Netherlands company and a significant portion of our assets are located outside the United States. In addition, certain members of our management and supervisory boards may be residents of countries other than the United States. As a result, effecting service of process on each person may be difficult, and judgments of United States courts, including judgments against us or members of our management or supervisory boards predicated on the civil liability provisions of the federal or state securities laws of the United States, may be difficult to enforce.

There Are Risks Related to Our Previous Use of Arthur Andersen LLP as Our Independent Public Accountant.

      In June 2002, Arthur Andersen LLP, our former independent public accountant, was convicted of federal obstruction of justice charges arising from the Federal government’s investigation of Enron Corp. and subsequently has ceased practicing before the SEC. Although we replaced Arthur Andersen with Deloitte & Touche LLP effective May 10, 2002 as our principal independent public accountant, we have not engaged Deloitte & Touche to re-audit our consolidated financial statements for the fiscal years ended December 31, 2001 and 2000 and other periods with respect to certain businesses acquired by us whose financial statements were audited by Arthur Andersen.

      We are required to file with the Securities and Exchange Commission (“SEC”) periodic reports containing financial statements audited or reviewed by an independent public accountant. Further, SEC rules require us to include or incorporate by reference in these reports and in the registration statement of which this prospectus is a part (and other registration statements for the offer and sale of our securities) audited financial statements for prior periods. As a result, we will be required to present audited financial statements for prior periods audited by Arthur Andersen. Our access to the public capital markets and our ability to comply with our reporting obligations in a timely manner, whether statutory or contractual, could be adversely affected if the SEC ceases accepting financial statements audited by Arthur Andersen. Moreover, some investors, including certain significant funds and institutional investors, underwriters and lenders, may choose not to hold, invest in or underwrite our securities or lend funds to us unless we cause the financial statements audited by Arthur Andersen to be re-audited and a new audit report to be issued by another firm of independent public accountants. Such a re-audit and issuance of a new report may not be possible and, in any event, would cause us substantial expense and delay in raising needed capital. Any delay or inability to raise capital caused by these circumstances could be disruptive and adversely affect the price and liquidity of our securities and may have a material adverse effect on our business and financial condition.

      In light of the cessation of Arthur Andersen’s practice, we were unable to obtain a consent from Arthur Andersen to include its audit report in this prospectus with respect to the financial statements referred to above that were audited by Arthur Andersen. As a result, we filed the registration statement of which this prospectus is a part, and we will file any amendment to such registration statement, in reliance on Rule 437(a) under the Securities Act which relieves an issuer from the obligation to obtain the consent of Arthur Andersen in certain cases. Because Arthur Andersen has not consented to the inclusion of their report in the registration statement, it may become more difficult for you to seek remedies against Arthur Andersen in connection with any material misstatement or omission that may be contained in our financial statements and schedules for such periods audited by Arthur Andersen. In particular, and without limitation, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements. Also, it is unlikely that any assets would be available from Arthur Andersen to satisfy any claims arising from that firm’s provision of auditing services to us, including any claims that may arise out of Arthur Andersen’s audit of our financial statements included or incorporated by reference in this prospectus.

Risk Factors Associated with Our Common Stock

Limited Trading Volume of Our Common Stock May Contribute to Its Price Volatility.

      Our common stock is traded on The New York Stock Exchange (“NYSE”). For the first quarter of 2003, the average daily trading volume for our common stock as reported by the NYSE was approximately 131,370 shares. Even if we achieve a wider dissemination by means of our recent stock split and the shares offered pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

Certain Provisions of Our Articles of Association, a Shareholder Agreement and Netherlands Law May Have Possible Anti-Takeover Effects.

      After giving effect to this offering (but without giving effect to the exercise of any options, including the underwriters’ over-allotment option), First Reserve Fund VIII, L.P. (“First Reserve”) will own approximately 17.8% of our outstanding common shares and WEDGE Engineering B.V. (“WEDGE Engineering”), an affiliate of WEDGE Group Incorporated (“WEDGE”), will own approximately 4.4% of our outstanding common shares. First Reserve (and its affiliates) is generally bound to vote, tender or otherwise act as recommended by the Supervisory Board with respect to proposed business combinations pursuant to the shareholder agreement to which it is party. See “Principal and Selling Shareholders — Shareholder Agreements.” In addition, our Articles of Association and the applicable law of The Netherlands contain provisions that may be deemed to have anti-takeover effects. Among other things, these provisions provide for a staggered board of Supervisory Directors, a binding nomination process and supermajority voting requirements in the case of shareholder approval for certain significant transactions. Such provisions may delay, defer or prevent a takeover attempt that a shareholder might consider in the best interests of our shareholders. In addition, certain United States tax laws, including those relating to possible classification as a “controlled foreign corporation” described below, may discourage third parties from accumulating significant blocks of our common stock.

A Small Number of Shareholders Own a Large Percentage of Our Stock and Their Interests May Conflict With The Interests of the Company and of Our Other Shareholders.

      At the conclusion of this offering (assuming no exercise of the underwriters’ over-allotment option), First Reserve with 17.8% and WEDGE with 4.4% will own in excess of 22% of our common shares and will be in a position to influence our business and affairs. Although First Reserve is subject to standstill, voting and transfer restrictions in its shareholder agreement with us that limits its ability to control our business, policies and affairs (see “Principal and Selling Shareholders — Shareholder Agreements”), First Reserve will continue to have two designees on our Supervisory Board who are in a position to influence decisions of our Supervisory Board affecting the business and management of our company, including decisions on such matters as the issuance or repurchase of common stock, the declaration of dividends, mergers and other business combination transactions, as well as transactions which may involve First Reserve. The interests of First Reserve and WEDGE may conflict with the interests of the Company and of our other shareholders.

Existing Shareholders May Sell Their Shares, Which Could Depress the Market Price of Our Common Stock.

      Immediately following the offering, our executive officers and directors will own approximately 2,161,530 shares of common stock (based on their holdings on March 1, 2003 and without attributing the shares held by First Reserve to Mr. Guill) that would be eligible, following the expiration of the 90-day lock-up agreements that each of these officers and directors has executed with Credit Suisse First Boston LLC, to be resold into the public market pursuant to Rule 144 (or, in the case of Mr. Glenn, one of the selling shareholders, pursuant to a registration right) under the Securities Act of 1933. If these shareholders sell a large number of these shares, the market price of our common stock could decline.

      The shares being offered for sale by First Reserve and WEDGE Engineering are included in this offering pursuant to a demand registration request of First Reserve under its current shareholder agreement and pursuant to a piggyback registration request of WEDGE Engineering under a surviving provision of its terminated shareholder agreement. After this offering, First Reserve will hold 8,099,776 shares of our common stock (assuming no exercise of the underwriters’ over-allotment option) and WEDGE Engineering will own 2,000,000 shares. Following the expiration of their 90-day lock-up agreements, First Reserve and WEDGE Engineering under such shareholder agreements have additional respective rights to require us to register these shares of common stock under the Securities Act of 1933 to permit the public sale of such shares, as well as the ability to resell such shares into the public market pursuant to Rule 144. See “Principal and Selling Shareholders — Shareholder Agreements.” Significant sales of such shares, or the prospect of such sales, may depress the price of our shares.

We Have a Risk of Being Classified as a Controlled Foreign Corporation and Certain Shareholders Who Do Not Beneficially Own Shares May Lose the Benefit of Withholding Tax Reduction or Exemption Under Dutch Legislation.

      As a company incorporated in The Netherlands, we would be classified as a “controlled foreign corporation” for United States federal income tax purposes if any United States person acquires 10% or more of our common stock (including ownership through the attribution rules of Section 958 of the Internal Revenue Code of 1986, as amended (the “Code”), each such person, a “U.S. 10% Shareholder”) and the sum of the percentage ownership by all U.S. 10% Shareholders exceeds 50% (by voting power or value) of our common stock. We do not believe we are a “controlled foreign corporation.” However, we may be determined to be a controlled foreign corporation in the future. In the event that such a determination were made, all U.S. 10% Shareholders would be subject to taxation under Subpart F of the Code. The ultimate consequences of this determination are fact-specific to each U.S. 10% Shareholder, but could include possible taxation of such U.S. 10% Shareholder on a pro rata portion of our income, even in the absence of any distribution of such income.

      Under the double taxation convention in effect between The Netherlands and the United States (the “Treaty”), dividends paid by CB&I N.V. to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of CB&I N.V., 5%, unless the common shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. Dividends received by exempt pension organizations and exempt organizations, as defined in the Treaty, are completely exempt from the withholding tax. A holder of common shares other than an individual will not be eligible for the benefits of the Treaty if such holder of common shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty. According to an anti-dividend stripping provision, no exemption from, reduction of, or refund of, Netherlands withholding tax will be granted if the ultimate recipient of a dividend paid by CB&I N.V. is not considered to be the beneficial owner of such dividend. See “Taxation — Dutch Taxation for Non-Resident Shareholders — Withholding Tax.”

If We Need to Sell or Issue Additional Shares of Common Stock and/or Incur Additional Debt to Finance Future Acquisitions, Your Stock Ownership Could be Diluted.

      Part of our business strategy is to expand into new markets and enhance our position in existing markets throughout the world through acquisition of complementary businesses. In order to successfully complete targeted acquisitions or fund our other activities, we may issue additional equity securities that could be dilutive to our earnings per share and to your stock ownership. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated in this prospectus by reference contain forward-looking statements. You should read carefully any statements containing the words “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar expressions or the negative of any of these terms.

      Forward-looking statements involve known and unknown risks and uncertainties. In addition to the material risks listed under “Risk Factors” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements, the following factors could also cause our results to differ from such statements:

•	our ability to realize cost savings from our expected execution performance of contracts;

•	the uncertain timing and the funding of new contract awards, and project cancellations and operations risks;

•	the expected growth in our primary end markets does not occur;

•	cost overruns on fixed price contracts, and risks associated with percentage of completion accounting;

•	increased competition;

•	lack of necessary liquidity to finance expenditures prior to the receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing our obligations under our bids and contracts;

•	risks inherent in our acquisition strategy and our ability to obtain financing for proposed acquisitions;

•	adverse outcomes of pending claims or litigation or the possibility of new claims or litigation;

•	proposed revisions to U.S. tax laws that seek to increase income taxes payable by certain international companies;

•	a continued downturn in the economy in general; and

•	disruptions caused by war in the Middle East or terrorist attacks in the United States or other countries in which we operate.

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the offer and sale of these securities. You should consider these risks when reading any forward-looking statements.

USE OF PROCEEDS

      We will receive proceeds of approximately $20,262,000, at the offering price of $21.75 per share, which are net of underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these proceeds for general corporate purposes, including payment of the remaining consideration owed on the Petrofac Inc. acquisition. See “Business — Recent Developments”.

      We will not receive any of the proceeds from the shares sold by the selling shareholders. We are obligated to pay $400,000 of fees and expenses incident to the registration of this offering by First Reserve and WEDGE, except for (i) any sales commissions or discounts, (ii) any applicable transfer taxes and (iii) fees and disbursements of counsel to First Reserve and WEDGE. For information about the selling shareholders, see “Principal and Selling Shareholders.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “CBI.” The following table sets forth the high and low reported sales prices of the common stock on the NYSE Composite Tape for the stated calendar quarters (as retroactively adjusted to reflect the two-for-one stock split that was effective with trading on the NYSE as of February 11, 2003).

			Dividends
	High	Low	Per Share

Year Ended December 31, 2001
First Quarter	$13.68	$8.38	$0.03
Second Quarter	19.38	11.85	0.03
Third Quarter	17.41	9.53	0.03
Fourth Quarter	13.35	9.80	0.03
Year Ending December 31, 2002
First Quarter	$14.92	$12.20	$0.03
Second Quarter	16.50	12.93	0.03
Third Quarter	15.00	11.57	0.03
Fourth Quarter	15.12	11.58	0.03
Year Ending December 31, 2003
First Quarter	$17.65	$14.25	$0.04
Second Quarter (through June 26, 2003)	25.00	16.16	0.04

      On June 26, 2003, the closing price of the common stock on the NYSE was $22.10 per share.

      Pursuant to our Articles of Association, the Management Board, with the approval of the Supervisory Board, may establish reserves out of our annual profits. The portion of our annual profits that remains after the establishment of reserves is at the disposal of the general meeting of shareholders. Out of our share premium reserve and other reserves available for shareholder distributions under the law of The Netherlands, the general meeting of shareholders may declare distributions upon the proposal of the

Management Board (after approval by the Supervisory Board). We may not pay dividends or distributions if the payment would reduce shareholders’ equity below the aggregate par value of the common shares outstanding, plus the reserves required to be maintained by statute and by our Articles of Association. Although under Dutch law dividends are generally paid annually, the Management Board, with the approval of the Supervisory Board, may, subject to certain statutory provisions, distribute one or more interim dividends or other interim distributions before the accounts for any year have been approved and adopted at a general meeting of shareholders in anticipation of the final dividend or final distribution. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable shall revert to the Company.

      We have declared and paid in the past, and currently intend to declare and pay, regular quarterly cash dividends or distributions; however, there can be no assurance that any such dividends or distributions will be declared or paid. The payment of dividends or distributions in the future will be subject to the discretion of our shareholders (in the case of annual dividends), the Management Board and Supervisory Board and will depend upon general business conditions, legal restrictions on the payment of dividends or distributions and other factors, including compliance with covenants in our revolving credit agreement and the agreements for our unsecured senior notes which establish minimum fixed charge coverage ratio and minimum net worth requirements that may restrict our ability to pay dividends or distributions. We cannot assure you that cash dividends or distributions will be paid in the future, or that, if paid, the dividends or distributions will be at the same amount or frequency as paid in the past.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of March 31, 2003 on an actual basis and on an as adjusted basis to reflect our sale of 1,000,000 shares of common stock and receipt of the estimated net proceeds therefrom. The table should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of
	March 31, 2003

	Actual	As Adjusted(1)

	(In thousands)
Cash:	$98,840	$119,102

Debt:
Senior notes	$75,000	$75,000
Revolving credit agreement	—	—
Short-term debt	19	19

Total debt	$75,019	$75,019
Shareholders’ equity:
Common stock, Euro 0.01 par value; authorized: 80,000,000, issued: 44,565,172 and outstanding: 44,456,725(2)	$450	$460
Additional paid-in capital	244,733	264,985
Retained earnings	78,812	78,812
Stock held in trust(3)	(11,690)	(11,690)
Treasury stock, at cost: 108,447 shares	(1,392)	(1,392)
Accumulated other comprehensive loss	(16,471)	(16,471)

Total shareholders’ equity	294,442	314,704

Total capitalization	$369,461	$389,723

(1)	Reflects our sale of 1,000,000 shares of common stock at the offering price of $21.75 per share, net of underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Excludes 7,572,841 shares of common stock reserved for issuance pursuant to our employee compensation and stock plans, including, as of March 31, 2003, outstanding options for the purchase of 4,837,989 shares.

(3)	See Note 14 to our Consolidated Financial Statements for the years ended December 31, 2002 and 2001 included elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      We derived the following summary financial and operating data for the five years ended December 31, 1998 through 2002 from our audited consolidated financial statements. The financial data for the three months ended March 31, 2003 and 2002 have been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments (including normal recurring adjustments) necessary to present fairly the information presented for the interim periods. Interim results may not be indicative of those at year-end. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, appearing elsewhere or incorporated by reference into this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousands, except share and employee data)
INCOME STATEMENT DATA
Revenues	$322,309	$259,272	$1,148,478	$1,081,824	$611,691	$674,386	$775,692
Cost of revenues	282,648	224,182	992,927	945,048	542,721	596,695	703,351

Gross profit	39,661	35,090	155,551	136,776	68,970	77,691	72,341
Selling and administrative expenses	19,198	17,907	73,155	67,519	41,913	48,997	46,471
Intangibles amortization	638	626	2,529	5,819	599	514	500
Other operating income, net(1)	(136)	(419)	(1,818)	(691)	(2,401)	(2,788)	(991)
Exit costs/special charges(2)	—	1,159	3,972	9,686	55,664	—	—

Income (loss) from operations	19,961	15,817	77,713	54,443	(26,805)	30,968	26,361
Interest expense	(1,687)	(1,813)	(7,114)	(8,392)	(5,187)	(2,980)	(3,488)
Interest income	466	346	1,595	1,854	430	766	1,616

Income (loss) before taxes and minority interest	18,740	14,350	72,194	47,905	(31,562)	28,754	24,489
Income tax (expense) benefit	(5,611)	(4,018)	(20,233)	(13,480)	4,859	(8,061)	(7,347)

Income (loss) before minority interest	13,129	10,332	51,961	34,425	(26,703)	20,693	17,142
Minority interest in income	(365)	(74)	(1,812)	(2,503)	(1,341)	(1,171)	(105)

Income (loss) from continuing Operations	12,764	10,258	50,149	31,922	(28,044)	19,522	17,037
Discontinued operations(3):
Loss from discontinued operations, net of taxes	—	—	—	(2,321)	(5,731)	(1,138)	—
Loss on disposal of discontinued operations, net of taxes	—	—	—	(9,898)	—	—	—

Net income (loss)(4)(5)	$12,764	$10,258	$50,149	$19,703	$(33,775)	$18,384	$17,037

PER SHARE DATA(2)(4)(5)
Net income (loss) — basic
Income (loss) from continuing operations	$0.29	$0.24	$1.16	$0.74	$(1.49)	$0.89	$0.70
Loss from discontinued operations	—	—	—	(0.28)	(0.31)	(0.05)	—

Net income (loss)	$0.29	$0.24	$1.16	$0.46	$(1.80)	$0.84	$0.70

Net income (loss) — diluted
Income (loss) from continuing operations	$0.28	$0.24	$1.12	$0.71	$(1.49)	$0.87	$0.70
Loss from discontinued operations	—	—	—	(0.27)	(0.31)	(0.05)	—

Net income (loss)	$0.28	$0.24	$1.12	$0.44	$(1.80)	$0.82	$0.70

Dividends	$0.04	$0.03	$0.12	$0.12	$0.12	$0.12	$0.12

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousands, except share and employee data)
BALANCE SHEET DATA
Goodwill	$159,509	$147,229	$157,903	$138,444	$132,426	$18,010	$18,051
Total assets	751,193	634,038	740,436	648,265	538,415	336,773	348,709
Long-term debt	75,000	75,000	75,000	75,000	101,800	25,000	5,000
Total shareholders’ equity	294,442	221,494	282,147	212,223	155,747	104,410	101,656
CASH FLOW DATA
Cash flows from operating activities	$5,627	$(5,518)	$72,030	$105,796	$4,085	$22,461	$50,824
Cash flows from investing activities	(8,618)	(4,988)	(36,957)	(35,775)	(65,567)	(8,911)	(2,142)
Cash flows from financing activities	(705)	(432)	16,985	(27,034)	50,618	(779)	(53,286)
OTHER FINANCIAL DATA
Gross profit percentage	12.3%	13.5%	13.5%	12.6%	11.3%	11.5%	9.3%
Capital expenditures	$8,539	$2,678	$23,927	$8,917	$6,353	$13,379	$12,249
OTHER DATA
Number of employees:
Salaried	2,233	2,091	2,152	2,054	1,676	1,371	1,525
Hourly and craft	5,051	5,688	4,770	5,204	3,618	4,257	4,928
New business taken(6)	$324,744	$424,241	$1,641,128	$1,160,374	$680,776	$712,973	$760,989
Backlog(6)	1,306,278	996,670	1,310,987	835,255	597,350	507,472	507,783

(1)	Other operating income, net generally represents gains on the sale of property, plant and equipment.

(2)	In 2002, we recognized special charges of $4.0 million. Included in the 2002 special charges were $3.4 million for personnel costs, including severance and personal moving expenses associated with the relocation of our administrative offices; $0.5 million for integration costs related to integration initiatives associated with the PDM Divisions acquisition; and $0.4 million for facilities costs relating to the closure and relocation of facilities. During 2002, we also recorded income of $0.4 million in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. In 2001, we recognized special charges of $9.7 million. Included in the 2001 special charges were $5.7 million for personnel costs, including severance and personal moving expenses associated with the relocation, closure or downsizing of offices and our voluntary resignation offer; $2.8 million for facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs primarily related to integration initiatives associated with the PDM Divisions acquisition. In 2000, we recognized special charges of $55.7 million. Included in the 2000 special charges were $22.2 million for payments associated with our voluntary resignation offer, severance and other benefits-related costs; $5.3 million in facilities-related expenses; and a $28.2 million non-cash valuation allowance against a net long-term receivable for the Indonesian Tuban (T.P.P.I.) Project. See Note 4 to our Consolidated Financial Statements for additional details on special charges.

(3)	During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems, due primarily to continuing weak market conditions in the microelectronics industry. The loss on disposal of discontinued operations of $9.9 million after-tax includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. As a result of this operation being classified as discontinued, prior periods have been previously restated. Our actions necessary to discontinue UltraPure Systems were essentially complete at December 31, 2001.

(4)	On January 22, 2003, we declared a two-for-one stock split effective in the form of a stock dividend payable February 10, 2003 to shareholders of record at the close of business on February 3, 2003. All share numbers and amounts have been adjusted for the stock split for all periods presented.

(5)	We changed our method of accounting for goodwill upon adoption of SFAS No. 142 on January 1, 2002. See Note 7 to our Consolidated Financial Statements.

(6)	New business taken represents the value of new project commitments received by us during a given period. Such commitments are included in backlog until work is performed and revenue recognized or until cancellation. Backlog may also fluctuate with currency movements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

      The following “Management Discussion and Analysis of Financial Condition and Results of Operations” is provided to assist readers in understanding our financial performance during the periods presented and significant trends which may impact our future performance. This discussion as to 2002 versus 2001 supersedes the management’s discussion in our 2002 Annual Report on Form 10-K and should be read in conjunction with our Consolidated Financial Statements and the related notes thereto included elsewhere in this prospectus.

      We are a global specialty engineering, procurement and construction (EPC) company serving customers in several primary end markets, including hydrocarbon refining, natural gas, water and the energy sector in general. We have been helping our customers store and process the earth’s natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement, construction and maintenance services. Our projects include hydrocarbon processing plants, LNG terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. We have been continuously engaged in the engineering and construction industry since our founding in 1889. Our Howe-Baker subsidiary, organized in 1947 and acquired by us in 2000, is a global technology company specializing in the engineering and construction of hydrocarbon processing plants for customers in the hydrocarbon refining, petrochemical and natural gas industries.

Results of Operations

      The following table sets forth, for the periods indicated, the percentages of our revenues that certain income and expense items represent:

	Year Ended
	December 31,

	2002	2001

Revenues	100.0%	100.0%
Cost of revenues	86.5	87.4

Gross profit	13.5	12.6
Selling and administrative expenses	6.4	6.2
Intangibles amortization	0.2	0.5
Other operating income, net	(0.2)	—
Special charges	0.3	0.9

Income from operations	6.8	5.0
Interest expense	(0.6)	(0.8)
Interest income	0.1	0.2

Income before income taxes and minority interest	6.3	4.4
Income tax (expense) benefit	(1.8)	(1.2)

Income before minority interest	4.5	3.2
Minority interest in income	(0.1)	(0.2)

Income from continuing operations	4.4	3.0

      Our new business taken, revenues and income from operations (excluding and including special charges) in the following geographic regions are as follows:

	Year Ended December 31,

	2002		2001

	In Millions	%	In Millions	%

New Business Taken*
North America	$1,014.4	62%	$818.5	70%
Europe, Africa and Middle East	375.9	23	87.7	8
Asia Pacific	139.9	8	105.8	9
Central and South America	110.9	7	148.4	13

Total	$1,641.1	100%	$1,160.4	100%

Revenues
North America	$801.6	70%	$726.6	67%
Europe, Africa and Middle East	132.9	12	124.2	11
Asia Pacific	95.9	8	39.9	4
Central and South America	118.1	10	191.1	18

Total	$1,148.5	100%	$1,081.8	100%

Income (Loss) From Operations
North America	$49.4	63%	$36.2	66%
Europe, Africa and Middle East	3.0	4	(.3)	—
Asia Pacific	2.0	3	(.5)	(1)
Central and South America	23.3	30	19.0	35

Total	$77.7	100%	$54.4	100%

*	New business taken represents the value of new project commitments received during a given period. Such commitments are included in backlog until work is performed and revenue is recognized or until cancellation.

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

      New Business Taken/ Backlog. For the three months ended March 31, 2003, new business taken was $324.7 million compared with $424.2 million in 2002. The Qatif 2 gas/oil separation plant project in Saudi Arabia, valued at $105 million, was awarded in the first quarter of 2002, while there were no awards of this magnitude in the first quarter of 2003. New contracts during the quarter included an award for a butane storage facility in China and three clean fuels-related projects in the United States. Backlog at March 31, 2003 stood at $1.3 billion compared with $997 million at the end of the first quarter of 2002 and $1.3 billion at year-end 2002.

      Revenues. Revenues for the first quarter of 2003 grew 24% to $322.3 million from $259.3 million in the first quarter of 2002. Revenues increased substantially in the Europe, Africa, Middle East and the Asia Pacific segments, due primarily to the strong backlog going into the year, with large projects now under way in Saudi Arabia and Australia. Revenues increased in the North America segment due mainly to a higher volume of process-related work, but declined in the Central and South America segment as a result of lower new awards during 2002 in certain Latin American markets.

      Gross Profit. Gross profit for the three months ended March 31, 2003 was $39.7 million, or 12.3% of revenues, compared with $35.1 million, or 13.5% of revenues, in 2002. Gross margin performance was consistent with as-sold margins, but slightly lower than the previous year due to the mix of projects being executed in the first quarter.

      Selling and Administrative Expenses. Selling and administrative expenses for the three months ended March 31, 2003 were $19.2 million, or 6.0% of revenues, compared with $17.9 million, or 6.9% of revenues, in the comparable 2002 period.

      Exit and Disposal Costs. No exit or disposal cost activities were initiated in the first quarter of 2003. During the first quarter of 2002, we incurred exit costs of $1.2 million, consisting mainly of moving-related and severance costs in connection with the relocation of our administrative office from Illinois to Texas.

      Income from Operations. Income from operations for the first quarter of 2003 increased 26% to $20.0 million from $15.8 million in the prior year quarter. North America segment results increased primarily as a result of a higher volume of process-related work and good project performance in the industrial storage business. Increased revenues in the Europe, Africa, Middle East segment combined with strong project execution enabled the region to post significantly improved operating income. The Asia Pacific segment posted strong operating results in the first quarter compared with a loss in the prior year, as improved results in Australia and new work in China more than offset weak economic conditions in the rest of Southeast Asia. Operating income decreased in the Central and South America segment, reflecting lower revenues.

      Net Income. Net income for the first quarter of 2003 was $12.8 million, or $0.28 per diluted share, compared with $10.3 million, or $0.24 per diluted share, for the first quarter of 2002.

2002 Versus 2001

      New Business Taken/ Backlog. New business taken during 2002 was $1.6 billion compared with $1.2 billion in 2001. Over 60% of the new business taken during 2002 was for contracts awarded in North America. During 2002, new business taken increased 24% in the North America segment due primarily to increased awards of EPC contracts for the hydrocarbon processing industries. Significant awards included a $109 million contract to design and build a continuous catalytic regeneration PlatformerTM in New Jersey and two other projects in the United States, each in excess of $50 million, one for a hydrogen plant and gasoline desulfurization unit and another for a hydrotreater. New business taken for the Europe, Africa, Middle East segment increased 328% during 2002 and included significant awards of a $105 million gas/oil separation plant in Saudi Arabia and an $89 million LNG expansion project in Nigeria. New business taken in the Asia Pacific segment increased 32% compared with 2001 and included the award of a hydrotreater project in Australia and a refrigerated petrochemical storage facility in China. New business taken in the Central and South America segment decreased 25% during 2002 as a result of negative political and economic conditions in certain Latin American markets, principally Venezuela. The majority of 2002 new awards were for projects in the Caribbean region.

      Backlog increased $475.7 million, or 57%, to $1.3 billion at December 31, 2002.

      Revenues. Revenues in 2002 of $1.1 billion rose 6% compared with 2001. Our revenues fluctuate based on the changing project mix and are dependent on the amount and timing of new awards, and on other matters such as project schedules. During 2002, revenues increased 10% in the North America segment, 7% in the Europe, Africa, Middle East segment, 140% in the Asia Pacific segment, but declined 38% in the Central and South America segment. The increase in North America compared with 2001 was due primarily to higher levels of EPC projects for the hydrocarbon processing industries. These process-related revenues rose 52%, as backlog carried over from 2001 was put in place and strong new business continued in 2002. Revenue growth in the Asia Pacific segment resulted from large projects beginning in Australia, while Central and South America’s decrease resulted from several large projects in Venezuela and the Caribbean nearing completion.

      Gross Profit. Gross profit in 2002 was $155.6 million, or 13.5% of revenues, compared with $136.8 million, or 12.6% of revenues in 2001, reflecting continued strong project execution, the growing mix of higher margin process-related EPC work and stringent cost control.

      Selling and Administrative Expenses. Selling and administrative expenses were $73.2 million, or 6.4% of revenues in 2002 compared with $67.5 million, or 6.2% of revenues in 2001. The increase compared with 2001 relates primarily to the impact of acquired operations and higher insurance costs.

      Special Charges. Special charges for 2002 were $4.0 million as compared to $9.7 million in 2001. During 2002, we recorded special charges of $3.4 million related to the relocation of our Plainfield, Illinois office personnel to The Woodlands, Texas. As many of our multinational customers in the hydrocarbon industry maintain their U.S. headquarters or a significant presence in the Houston area, we believe the move will enhance our ability to maintain and expand existing customer relationships and build new ones. Additionally, we also recorded $0.4 million relating to the closure and relocation of facilities and $0.5 million for integration activities associated with the acquisition of the PDM Divisions. During 2002, we also recorded income of $0.4 million in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. During 2001, we recorded special charges of $5.7 million for personnel costs related to the relocation of our administrative office, including costs of senior executives who elected not to relocate, as well as moving-related (which were expensed as incurred) and severance expenses, and our voluntary resignation offer; $2.8 million for facilities and other charges, including charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs, primarily related to integration initiatives associated with the PDM Divisions acquisition. In accordance with Emerging Issues Task Force (“EITF”) 94-3, moving, replacement personnel and integration costs have been expensed as incurred. For a further discussion of the special charges, see Note 4 to our Consolidated Financial Statements.

      Income (Loss) From Operations. Income from operations in 2002 was $77.7 million, representing a $23.3 million increase compared with 2001. The North America segment benefited from a project mix that included increased levels of higher margin EPC work. Storage-related work declined in North America from 2001, but the shortfall was more than offset by improvements in project execution and control of overhead and administrative expenses. Higher volumes in the Europe, Africa, Middle East segment, combined with continued cost control and excellent execution, enabled the region to post improved operating income. The Asia Pacific segment improved compared with the prior year, due principally to significantly higher volumes in Australia. Despite lower new awards and revenues, the Central and South America segment reported higher operating income due to the existing backlog of work and favorable project execution, resulting in project cost savings. Our adoption of Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” as of January 1, 2002 resulted in the elimination of goodwill and other indefinite lived intangible assets amortization, which, in comparison with 2001, benefited 2002 income from operations by $3.6 million.

      Interest Expense and Interest Income. Interest expense decreased $1.3 million from the prior year to $7.1 million for 2002, due to lower average debt levels in 2002. Interest income decreased $0.3 million from 2001 to $1.6 million in 2002, attributable to lower interest on our long-term receivable during 2002.

      Income Tax (Expense) Benefit. Income tax expense was $20.2 million and $13.5 million in 2002 and 2001, respectively. The effective tax rates for 2002 and 2001 were 28.0% and 28.1%, respectively. As of December 31, 2002, we had U.S. net operating loss carryforwards (“NOLs”) of approximately $20.3 million, $18.3 million of which are subject to limitation under Code Section 382. The U.S. NOLs will expire from 2012 to 2021.

      Net Income. Net income for 2002 was $50.1 million, or $1.12 per diluted share, compared with $19.7 million, or $0.44 per diluted share in 2001.

2001 Versus 2000

      New Business Taken/ Backlog. New business taken during 2001 was $1.2 billion compared with $680.8 million in 2000. Over 70% of the new business taken during 2001 was for contracts awarded in North America. During 2001, new business taken increased 113% in the North America segment primarily due to the acquisitions of Howe-Baker and the PDM Divisions and included the following significant awards: a cryogenic storage tank for an LNG import terminal in the United States, an award for a gas-to-liquids processing facility, a clean fuels revamp project valued in excess of $40 million, a refinery relocation project, an oil sands project in Canada valued in excess of $40 million, a contract for the erection of heat recovery steam generators for an electric utility in the U.S. Northeast and a hydrogen plant in the U.S. Northwest. New business in the Asia Pacific segment increased 85% during 2001 and included awards for an LNG expansion project in Australia valued at $65 million and piping and mechanical work for an LNG expansion project in Malaysia. New business in the Europe, Africa, Middle East segment increased 6% during 2001. New business in the Central and South America segment decreased 5% during 2001 (after increasing more than 200% during 2000 compared with 1999) and included awards for a heavy oil tankage project in Venezuela and a cryogenic natural gas plant in Peru.

      Backlog at December 31, 2001 was $835.3 million compared with backlog at December 31, 2000 of $597.4 million (including backlog of $125.1 million from the Howe-Baker acquisition). Including the backlog acquired from the acquisition of the PDM Divisions in February 2001, backlog would have increased to approximately $741.5 million at December 31, 2000 on a pro forma basis.

      Revenues. Revenues were $1.1 billion in 2001 compared with $611.7 million in 2000. The increase in revenues was due primarily to the additional revenue stream generated by the acquisitions of Howe-Baker and the PDM Divisions. During 2001, revenues increased 154% in the Central and South America segment and 139% in the North America segment, but declined 30% in the Europe, Africa, Middle East segment and 28% in the Asia Pacific segment. The increase in revenues in the North America and Central and South America segments was due to the acquired businesses and to the significant amount of work put in place in the Caribbean and Venezuela.

      Gross Profit. Gross profit increased $67.8 million to $136.8 million in 2001 from $69.0 million in 2000. Gross profit as a percentage of revenues was 12.6% in 2001 and 11.3% in 2000 reflecting the significant cost savings achieved from the PDM Divisions integration, the inclusion of higher margin business from Howe-Baker and continued strong project execution.

      Selling and Administrative Expenses. Selling and administrative expenses were $67.5 million, or 6.2% of revenues, in 2001 compared with $41.9 million, or 6.9% of revenues, in 2000. The 2001 selling and administrative expenses increased due to the acquisitions and a $4.9 million increase in performance-based and variable pay compared with 2000.

      Special Charges. Special charges for 2001 were $9.7 million. During 2001, we recorded special charges of $5.7 million for personnel costs related to the relocation of our administrative office to The Woodlands, Texas, including costs of senior executives who elected not to relocate, as well as moving-related (which are expensed as incurred) and severance expenses, and our voluntary resignation offer; $2.8 million for facilities and other charges, including charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs, primarily related to integration initiatives associated with the PDM Divisions acquisition.

      Income (Loss) From Operations. Income from operations was $54.4 million in 2001 compared with a $26.8 million loss in 2000. The North America segment results benefited from the inclusion of Howe-Baker and the PDM Divisions, lower than anticipated integration costs and good results from our Industrial, Water and union construction operations in the U.S. and Canada. Despite very low volumes in the Europe, Africa, Middle East segment, focused cost control and excellent execution enabled the area to post modest operating income. Excluding poor economic performance in Australia, the Asia Pacific segment was profitable. The Central and South America segment benefited from several large contracts currently in the field in the Caribbean and Venezuela. We have experienced no material impact from the economic crisis in Argentina. The 2000 results included the recognition of $3.1 million of income related to a favorable trial court decision from a claim against certain of our insurers to recover legal fees expended in an environmental litigation. Intangibles amortization increased to $5.8 million in 2001 compared with $0.6 million in 2000 primarily due to increased goodwill and other intangibles amortization related to the acquisitions of Howe-Baker and the PDM Divisions.

      Interest Expense and Interest Income. Interest expense increased $3.2 million to $8.4 million in 2001 from $5.2 million in 2000. The increase was mostly due to higher average debt levels in 2001. Interest income consisting primarily of interest related to Howe-Baker’s acquisition of Schedule A, Ltd. (see Note 12 to our Consolidated Financial Statements) and interest earned on cash balances increased to $1.9 million in 2001 compared with $0.4 million in 2000. Net interest expense increased $1.7 million to $6.5 million in 2001 compared with $4.8 million in 2000.

      Income Tax (Expense) Benefit. We recorded income tax expense of $13.5 million in 2001 compared with a $4.9 million income tax benefit in 2000.

      Loss From Discontinued Operations. During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems, due primarily to continuing weak market conditions in the microelectronics industry. The loss from discontinued operations for the year 2001 was $2.3 million, net of taxes, compared with a loss from discontinued operations of $5.7 million, net of taxes, for 2000. The loss on disposal of discontinued operations for 2001 was $9.9 million, net of taxes. Our actions necessary to discontinue UltraPure Systems were essentially complete at December 31, 2001.

      Net Income. Net income for 2001 was $19.7 million, or $0.44 per diluted share, compared with a net loss of $33.8 million, or $1.80 per diluted share, for 2000.

Liquidity and Capital Resources

Three Months Ended March 31, 2003

      At March 31, 2003, cash and cash equivalents equaled $98.8 million. During the first quarter of 2003, our operations generated $5.6 million of cash flows, attributable to strong profitability. The overall positive cash flow was partially offset by payments to fund incentive compensation and employee benefit programs.

      In the first quarter of 2003, we expended $8.5 million for capital expenditures, which included $4.8 million for the construction costs of our new administrative office in Texas. Additionally, we reported proceeds of $0.4 million related to the sale of property and equipment. Our utilization of cash also included $0.5 million to purchase the remaining 50% interest in our CBI Sino Thai, Ltd subsidiary. Subsequent to March 31, 2003, we purchased certain assets of Petrofac Inc. for approximately $25.6 million. We paid $10.0 million of cash at closing and agreed to pay $7.9 million on the earlier of the completion of this offering or June 27, 2003, and the remaining $7.7 million in various installments prior to May 2004.

      In connection with our acquisition of Howe-Baker, we assumed two earnout arrangements, which are contingent upon the performance of the underlying acquired entities, that have and will continue to require us to make cash payments to the previous owners. One of the arrangements expires in July 2004 while the other arrangement was scheduled to expire on or before December 31, 2008, subject to certain of our call rights and the put rights of the previous owners. On April 30, 2003, we notified the previous owners relating to one of these earnout arrangements of our intent to exercise our call option to settle the earnout obligation recognized through December 31, 2002 and limit the remaining earnout period to expire on December 31, 2005, with a final cash payment by June 2006. If the call option is exercised, we will be required to make a $12.6 million cash payment in June 2003 to settle the earnout obligation recognized through December 31, 2002. At March 31, 2003, our total contingent earnout obligations totaled $11.2 million, of which $9.9 million is reported in minority interest in subsidiaries and $1.3 million is reported in accrued liabilities. Consistent with the provisions of SFAS No. 141, “Business Combinations”, any additional purchase consideration will be allocated to goodwill when recognized. We continue to evaluate and selectively pursue opportunities for expansion of our business through acquisition of complementary businesses. These acquisitions, if they arise, may involve the use of cash or, depending upon the size and terms of the acquisition, may require debt or equity financing.

      Net cash flows utilized for financing activities were $0.7 million. $1.8 million was utilized for cash dividends.

      Our primary internal source of liquidity is cash flow generated from operations. Included in the contracts in progress accounts at December 31, 2002 and 2001 were contract retentions totaling $27.8 million and $30.9 million, respectively. We anticipate that substantially all retentions will be billed and collected over the next twelve months. Capacity under revolving credit agreements is also available, if necessary, to fund operating or investing activities. We have a four-year $125 million revolving credit facility and a 364-day $50 million revolving credit facility which terminate in August 2006 and August 2003, respectively. Both facilities are committed and unsecured. As of March 31, 2003, no direct borrowings existed under either facility, but we had issued $73.1 million of letters of credit under the four-year facility. As of March 31, 2003, we had $101.9 million of available capacity under these facilities for future operating or investing needs. The facilities contain certain restrictive covenants, including minimum levels of net worth, interest coverage, fixed charge and leverage ratios, among other restrictions. The facilities also place restrictions on us with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, and mergers and acquisitions, among other restrictions. Our $75 million of senior notes also contain a number of restrictive covenants, including minimum levels of net worth and debt and fixed charge ratios, among other restrictions. The notes also place restrictions on us with regard to investments, other debt, subsidiary indebtedness, sales of assets, liens, nature of business conducted and mergers, among other restrictions. We were in compliance with all covenants at March 31, 2003.

      We also have various short-term, uncommitted revolving credit facilities across several geographic regions of approximately $215 million. These facilities are generally used to provide letters of credit or bank guarantees to customers in the ordinary course of business, to support advance payments, as performance guarantees or in lieu of retention on our contracts. At March 31, 2003, we had available capacity of $84 million under these uncommitted facilities. In addition to providing letters of credit or bank guarantees, we also issue surety bonds in the ordinary course of business to support our contract performance.

      As of March 31, 2003, the following commitments were in place to support our ordinary course obligations:

	Amounts of Commitments by Expiration Period

		Less than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Letters of Credit/ Bank Guarantees	$204,117	$96,383	$92,312	$15,385	$37
Surety Bonds	319,990	267,042	52,923	25	—

Total Commitments	$524,107	$363,425	$145,235	$15,410	$37

Note: Includes $17,808 of letters of credit and surety bonds issued in support of our insurance program.

      For the remainder of 2003, capital expenditures are anticipated to be in the $22.5 to $27.5 million range, which includes approximately $12.0 million for completion of our new administrative office. We believe funds generated by operations, amounts available under existing credit facilities and external sources of liquidity, such as the issuance of debt and equity instruments, will be sufficient to finance capital expenditures and working capital needs for the foreseeable future. However, there can be no assurance that such funding will be available, as our ability to generate cash flows from operations and our ability to access funding under the revolving credit facilities may be impacted by a variety of business, economic, legislative, financial and other factors which may be outside of our control. Additionally, while we currently have a significant, uncommitted bonding facility, primarily to support various commercial provisions in our engineering and construction contracts, a termination or reduction of the bonding facility could result in the utilization of letters of credit in lieu of performance bonds, thereby reducing our available capacity under the revolving credit facilities. Although we do not anticipate a reduction or termination of the bonding facility, there can be no assurance that such a facility will be available at reasonable terms to service our ordinary course obligations.

      Antitrust Proceedings — On October 25, 2001, the U.S. Federal Trade Commission announced its decision to file an administrative complaint challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of PDM. See “Business — Legal Proceedings”.

      Other Proceedings — We are a defendant in a number of lawsuits arising in the normal course of business, including among others, lawsuits wherein plaintiffs allege exposure to asbestos due to work we may have performed at various locations. We have never been a manufacturer, distributor or supplier of asbestos products, and we have in place appropriate insurance coverage for the type of work that we have performed. To date, we have been able to dismiss or settle all such claims without a material impact on our operating results or financial position (including an approximately $1 million accrual recorded during the quarter ended March 31, 2003) and do not currently believe that the asserted claims will have a material adverse effect on our future results of operations or financial position.

Year Ended December 31, 2002

      At December 31, 2002, cash and cash equivalents equaled $102.5 million. During 2002, our operations generated $72.0 million of cash flows, attributable to strong profitability and a decrease in working capital. Working capital varies from year to year and is primarily affected by the mix, stage of completion and commercial terms of contracts.

      In 2002, we expended $23.9 million for capital expenditures, which included $11.6 million for the initial land acquisition and development costs of our new administrative office in Texas. Additionally, we reported proceeds of $4.6 million related to the sale of property and equipment. Our utilization of cash also included $17.6 million relative to business acquisitions, inclusive of a payment for contingent earnout obligations associated with the Howe-Baker acquisition, payments for legal fees associated with the FTC proceeding, as well as a payment for the purchase of TPA, Inc. In connection with our acquisition of Howe-Baker, we assumed two earnout arrangements, which are contingent upon the performance of the underlying acquired entities, that have and will continue to require us to make cash payments to the previous owners. One of the arrangements expires in July 2004, while the other arrangement expires on or before December 31, 2008, subject to certain of our call rights and the put rights of the previous owners. During 2002, we made a $7.6 million payment that was based upon the favorable performance of one of the entities from July 1999 to July 2002. At December 31, 2002, our total contingent earnout obligations totaled $9.5 million, of which $9.0 million is reported in minority interest in subsidiaries, and $0.5 million is reported in accrued liabilities. Consistent with the provisions of SFAS No. 141, “Business Combinations,” the additional purchase consideration is allocated to goodwill when recognized.

      Cash flows from financing activities were $17.0 million, which included $25.2 million of net proceeds generated from a public offering of our common stock on July 1, 2002. The offering of just over six million shares consisted of 4.2 million secondary shares sold on behalf of a shareholder, WEDGE Engineering, for which we received no proceeds, and 2.01 million primary shares. Cash utilized for financing activities included $5.8 million to settle short-term notes and $5.2 million for cash dividends. In January 2003, we announced a two-for-one stock split in the form of a stock dividend, as well as a 33% increase in our annual dividend from $0.12 to $0.16 per share.

      As of December 31, 2002, the following commitments were in place to support our ordinary course obligations:

	Amounts of Commitments by Expiration Period

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

	(In thousands)
Letters of Credit/ Bank Guarantees	$185,005	$70,170	$114,655	$143	$37
Surety Bonds	323,718	281,352	42,356	10	—

Total Commitments	$508,723	$351,522	$157,011	$153	$37

Note: Includes $22,268 of letters of credit and surety bonds issued in support of our insurance program.

      Contractual obligations at December 31, 2002, are summarized below:

	Payments Due by Period

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long-Term Debt(1)	$75,000	$—	$25,000	$50,000	$—
Operating Leases	57,619	13,027	16,817	7,701	20,074
Obligations to Former Parent(2)	19,565	3,453	6,445	6,445	3,222

Total Contractual Obligations	$152,184	$16,480	$48,262	$64,146	$23,296

(1)	Excludes interest accruing at a rate of 7.34%, which is payable semi-annually in January and July.

(2)	Excludes interest accruing at a rate of 7.50%, which is payable annually in December.

Off-Balance Sheet Arrangements

      We use operating leases for facilities and equipment when they make economic sense. In 2001, we entered into a sale (for approximately $14.0 million) and leaseback transaction of our Plainfield, Illinois administrative office with a lease term of 20 years. The leaseback structure is not subject to consolidation and the future payments are accounted for as an operating lease. Rentals under this and all other lease commitments are reflected in rental expense and future rental commitments as summarized in Note 13 to our Consolidated Financial Statements.

      We have no other off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

      We are exposed to market risk from changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. One exposure to fluctuating exchange rates relates to the effects of translating the financial statements of our foreign subsidiaries, which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. The foreign currency translation adjustments are recognized in shareholders’ equity in accumulated other comprehensive income (loss) as cumulative translation adjustment, net of tax. We generally do not hedge our exposure to potential foreign currency translation adjustments.

      Another form of foreign currency exposure relates to our foreign subsidiaries’ normal contracting activities. We generally try to limit our exposure to foreign currency fluctuations in most of our engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, we generally do not need to hedge foreign currency cash flows for contract work performed.

      In certain circumstances, we use forward exchange contracts to hedge foreign currency transactions where construction contracts do not contain foreign currency provisions, where intercompany loans and or borrowings are in place with non-U.S. subsidiaries, or the transaction is for a non-contract-related expenditure. If the timing or amount of foreign-denominated cash flows varies, we incur foreign exchange gains or losses, which are included in the consolidated statements of income. We do not use financial instruments for trading or speculative purposes.

      We maintain operations and have construction projects in Venezuela, which experienced negative political and economic conditions during 2002. As a result, the Venezuelan bolivar devalued more than 85% against the U.S. dollar in 2002, and is currently subject to trading restrictions. As of December 31, 2002, we had $5.7 million of net assets in Venezuela that are subject to foreign currency translation adjustments. As noted above, the exposure on our construction projects is generally limited by contractual provisions. However, we will continue to face currency exposure on our net assets.

      The carrying value of our cash and cash equivalents, accounts receivable, accounts payable, notes payable and forward contracts approximates their fair values because of the short-term nature of these instruments. At December 31, 2002 and 2001, the fair value of our fixed rate long-term debt was $80.7 million and $76.7 million, respectively, based on current market rates for debt with similar credit risk and maturities. See Note 10 to our Consolidated Financial Statements for quantification of our financial instruments.

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” (“SFAS 141”) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). These pronouncements changed the accounting for business combinations, goodwill and intangible assets. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that was completed after June 30, 2001. SFAS 142 states goodwill and indefinite-lived intangible assets are no longer amortized to earnings but instead are reviewed for impairment at least annually. The amortization of existing goodwill and indefinite-lived intangible assets at June 30, 2001 has ceased at January 1, 2002. Goodwill on acquisitions completed subsequent to June 30, 2001 is not amortized. Our adoption of SFAS No. 142 resulted in no goodwill and indefinite-lived intangibles amortization in 2002 compared with $4.2 million in 2001. In connection with the adoption of these statements during the first quarter of 2002, we completed our goodwill impairment assessment and concluded that no transitional impairment charge was necessary. Also, as of September 30, 2002, we completed our annual impairment assessment and concluded that no impairment charge was necessary.

      In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets’ retirement costs. The new standard was effective January 1, 2003, and is not anticipated to have a significant impact on our financial condition or results of operations.

      In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement addresses financial accounting and reporting for the impairment and/or disposal of long-lived assets. We adopted this statement effective January 1, 2002, and determined that it did not have a significant impact on our financial statements as of that date.

      In April 2002, the FASB issued SFAS No. 145 “Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections.” The purpose of this statement is to update, clarify and simplify existing accounting standards. We adopted this statement effective April 1, 2002, and determined that it did not have a significant impact on our financial statements.

      In July 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan.

Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 replaces Issue 94-3. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This statement is effective for our fiscal year beginning January 1, 2003.

      In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends SFAS No. 123 “Accounting for Stock-Based Compensation.” This standard permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. We will continue to apply Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock options. The amended disclosure requirements of SFAS No. 148 have been incorporated into Note 15 to the Consolidated Financial Statements.

      In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements from Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation of SFAS No. 5, 57 and 107, and rescission of FASB Interpretation No. 34, elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are applicable for financial statements of interim or annual periods ending after December 15, 2002. See Note 13 of our Consolidated Financial Statements for the disclosure of guarantor relationships.

Critical Accounting Policies

      The discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

      We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

      Revenue Recognition. We recognize revenues using the percentage-of-completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. We follow the guidance of the Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and claim recognition. The use of estimated cost to complete each contract is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Contract revenue reflects the original contract price adjusted for agreed-upon change orders and estimated minimum recoveries of claims. Although successful, this contracting model has inherent risks. Losses expected to be incurred on contracts in progress are charged to income as soon as such losses are known. A significant portion of our work is performed on a fixed price or lump sum basis. The balance of projects is primarily performed on variations of cost reimbursable and target price approaches. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms. We have a history of proven success in estimating and bidding lump sum, fixed price contracts. However, due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

      Credit Extension. We extend credit to customers and other parties in the normal course of business only after a review of the potential customer’s creditworthiness. Additionally, management reviews the commercial terms of all significant contracts before entering into a contractual arrangement. We regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes judgments regarding the parties’ ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

      Estimated Reserves for Insurance Matters. We maintain insurance coverage for various aspects of our business and operations. However, we retain a portion of anticipated losses through the use of deductibles and self-insured retentions for our exposures related to third-party liability and workers’ compensation. Management regularly reviews estimates of reported and unreported claims and provides for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

      Recoverability of Goodwill. Effective January 1, 2002, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets” which states that goodwill and indefinite-lived intangible assets are no longer to be amortized but are to be reviewed annually for impairment. The goodwill impairment analysis required under SFAS No. 142 requires us to allocate goodwill to our reporting units, compare the fair value of each reporting unit with our carrying amount, including goodwill, and then, if necessary, record a goodwill impairment charge in an amount equal to the excess, if any, of the carrying amount of a reporting unit’s goodwill over the implied fair value of that goodwill. The primary method that we employ to estimate these fair values is the discounted cash flow method. This methodology is based, to a large extent, on assumptions about future events which may or may not occur as anticipated, and such deviations could have a significant impact on the estimated fair values calculated. These assumptions include, but are not limited to, estimates of future growth rates, discount rates and terminal values of reporting units. See the further discussion in Note 7 to our Consolidated Financial Statements. Our goodwill balance at March 31, 2003 was $159.5 million.

      Our significant accounting policies are more fully discussed in Note 2 to our Consolidated Financial Statements.

BUSINESS

      We are a global specialty engineering, procurement and construction (EPC) company serving customers in several primary end markets, including hydrocarbon refining, natural gas, water and the energy sector in general. We have been helping our customers store and process the earth’s natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement, construction and maintenance services. Our projects include hydrocarbon processing plants, LNG terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. During 2002, we worked on more than 700 contracts for customers in a variety of industries. Over the last several years, our customers have included:

•	large U.S., multinational and state-owned oil companies, such as Shell, ExxonMobil, Valero Refining Company, BP, Conoco, Saudi Aramco and PDVSA;

•	leading EPC companies, such as Fluor, Bechtel, Foster Wheeler, KBR and Technip-Coflexip;

•	LNG and natural gas producers and distributors, such as Williams Energy Services, Distrigas and Woodside Energy; and

•	municipal and private water companies.

      We had revenue of approximately $1.1 billion and income from continuing operations of approximately $50.1 million in 2002. Our revenue and income from continuing operations increased 6.2% and 57.1%, respectively, between 2001 and 2002. Our backlog was $1.3 billion at March 31, 2003. We employed approximately 7,000 persons worldwide as of December 31, 2002.

      We believe that our principal end markets will continue to experience significant growth over time as global demand for oil, natural gas, energy, power and water increases. The Energy Information Administration (EIA) projects that global energy consumption will increase 60% between 1999 and 2020 primarily as a result of growing demand in developing economies. According to the EIA, natural gas is projected to be the fastest growing primary energy source worldwide, maintaining growth of 3.2% annually from 1999 to 2020 due principally to demand for electricity generation. We are tracking more than 30 LNG opportunities worldwide with combined potential revenue to the winning bidders in excess of $2.5 billion for the period between 2003 and 2005. In addition, global implementation of clean fuel and water standards is expected to drive additional infrastructure investment.

      We believe that our comprehensive global EPC capabilities and our broad range of services position us to capitalize on the expected growth in our primary end markets. Our acquisitions over the past three years have significantly enhanced our services. We are able to manage the entire scope of large-scale process plant design and installation projects in addition to turnkey storage facilities. Coupled with our demonstrated history of superior project execution and project risk management, we believe that our expanded capabilities will provide us with the opportunity for future revenue growth.

Recent Developments

      On April 29, 2003, we acquired certain assets of Petrofac Inc., an EPC company serving the hydrocarbon processing industry, for consideration of $25.6 million. $10 million of the consideration was paid at closing, $7.9 million will be due on the earlier of the completion of this offering or June 27, 2003, and the remaining $7.7 million will be due in various installments prior to May 2004. The acquired operations, including approximately 230 employees located in facilities in Tyler, Texas, will be fully integrated with our process and technology group and will expand our capacity to engineer, fabricate and install EPC projects for the oil refining, oil production, gas treating and petrochemical industries.

      On May 30, 2003, we acquired certain assets of John Brown Hydrocarbons Limited for cash consideration of approximately $30 million and the assumption of certain liabilities. John Brown provides comprehensive engineering, program and construction management services in the offshore, onshore and pipeline sectors of the hydrocarbon industry, as well as for LNG terminals and flue gas desulfurization plants. John Brown has more than 600 employees in offices in London, Moscow, the Caspian Region and Canada, and generated revenues of approximately £47,519,000 in 2002. This acquisition will expand our presence in geographic areas with significant growth potential, in particular Russia, the Middle East and the Caspian Sea and expand our capabilities into the upstream oil and gas sector.

Competitive Strengths

      We believe that our core competencies enable us to deliver to our customers the best overall combination of experience, reliability, quality and performance which produces a lower-risk, higher value equation for our customers. These core competencies, which we believe are significant competitive strengths, include:

Worldwide Record of Excellence. We have established a record as a leader in the international engineering and construction industry by providing consistently superior project performance for more than 113 years. Our acquisitions over the past three years, including the acquisition of Howe-Baker, have further enhanced our capabilities for excellence in project design and execution.

Fully-Integrated Specialty EPC Provider. We are one of a very few global EPC providers that can deliver a project from conception to commissioning, including conceptual design, detail engineering, procurement, fabrication, field erection, mechanical installation, start-up assistance and operator training. We generally engineer what we build and build what we engineer, which allows us to provide our customers with innovative engineering solutions, aggressive schedules and work plans, and optimal quality and reliability.

Global Execution Capabilities. With a global network of some 35 sales and operations offices and established labor and supplier relationships, we have the ability to rapidly mobilize people, materials and equipment to execute projects in locations ranging from highly industrialized countries to some of the world’s most remote regions. We completed nearly 700 projects in approximately 40 different countries in 2002. Our global reach makes us an attractive partner for large, global energy and industrial companies with geographically dispersed operations and also allows us to allocate our internal resources to geographies and industries with the greatest current demand. At the same time, because of our long-standing presence in numerous markets around the world, we have a prominent position as a local contractor in those markets.

History of Innovation. We have established a reputation for technical innovation ever since we introduced the first floating roof tank to the petroleum industry in 1923. We have since maintained a strong culture of developing technological innovations and currently possess approximately 75 active U.S. patents. We develop innovative technologies on behalf of our customers that are immediately applicable to improving hydrocarbon processing, storage technology and field erection procedures. Our acquisition of Howe-Baker has equipped us with well-established technology and proprietary know-how in refinery processes, desalting/dehydration, synthesis gas production and gas-to-liquids processing. Howe-Baker’s acquisition of TPA, Inc. in 2002 strengthens our technology and know-how in sulfur removal and recovery processes, an important element for the production of low sulfur transportation fuels.

Our in-house engineering team includes internationally recognized experts in site-erected metal plate structures, pre-stress concrete structures, stress analysis, metallurgy, nondestructive examination, and cryogenic storage and processing. Many of our senior engineers sit on committees that have helped develop worldwide standards for storage structures and process vessels for the petroleum and water industries, including the American Petroleum Institute, American Water Works Association and American Society of Mechanical Engineers.

Strong Focus on Project Risk Management. We are experienced in managing the risk associated with bidding on and executing complex projects, including extensive bid review and approval procedures. Our position as a fully-integrated EPC service provider, combined with our experience in risk management, allows us to execute global projects on a competitively bid fixed-price, lump-sum basis by actively controlling project costs. Lump-sum contracting, which is part of the ingrained culture at both CB&I and Howe-Baker, enables us to achieve historically higher returns versus those available from variable cost (cost-plus) contracts and provides significant advantages to the customer in terms of cost and schedule control. In addition, our ability to execute lump-sum contracts provides us with access to a growing segment of the E&C market that is demanding these types of contracts.

Strong Safety Performance. Success in our industry depends in part on strong safety performance. Because of our long and outstanding safety record, we are sometimes invited to bid on projects for which other competitors do not qualify. According to the Bureau of Labor Statistics, the national average Lost Workday Cases Incidence Rate for construction companies similar to CB&I was 4.1 per 100 full-time employees for 2001 (the last reported year), while our comparable rate for such year was only 0.2 per 100. Our excellent safety performance also translates directly to lower cost, timely completion of projects, and reduced risk to our employees, subcontractors and customers.

Management Team with Deep Engineering & Construction Industry Experience. Members of our senior leadership team have an average of more than 25 years of experience in the E&C industry. In addition to their CB&I background, many of our senior managers have international experience with recognized EPC companies, such as Fluor, BE&K Incorporated, Rust Engineering and Stearns Catalytic. Our experience, particularly in risk management and project execution, enables us to recognize and capitalize upon attractive opportunities in our primary end markets.

Growth Strategy

      We intend to increase shareholder value through the execution of the following growth strategies:

Leveraging the Strengths of Our Acquisitions. Our acquisitions over the past three years have broadened our capabilities and resources to meet customer needs in our end markets. We expect to expand our Howe-Baker business significantly, particularly outside the United States, by leveraging its process capabilities across our global sales and execution platform. We will also focus on imparting best practices and technologies from each acquired business throughout the organization.

Expanding our Market Share in the High-Growth Energy Infrastructure Business. Growth in LNG trade (approximately 8% per year since 1980, according to Energy Research Associates) has created strong global demand for LNG transportation and storage systems. We intend to utilize our substantial expertise and experience in LNG and cryogenic systems to expand our presence in the worldwide sales of LNG infrastructure facilities. We have long been a leader in the turnkey design and construction of low temperature and cryogenic storage facilities, including LNG tanks, and have provided more than 40 turnkey terminals and peak shaving plants and more than 190 low temperature and cryogenic tanks. We expect that growing worldwide demand for natural gas, and the need to monetize stranded gas reserves, will create opportunities for Howe-Baker’s gas processing and gas-to-liquids technologies. In addition, we expect greater opportunities for refinery revamp and expansion projects prompted by more stringent environmental regulations for transportation fuels.

Marketing our Expanded Capabilities. We will continue to expand our marketing programs to identify and capitalize on attractive customer bases and end markets. We will focus our sales and marketing resources on cultivating and expanding relationships with large global companies in our target industry segments that have been our traditional customers. We moved our administrative offices to The Woodlands, Texas (near Houston) to facilitate more frequent interaction with these customers. We have also assigned senior members of our sales and marketing staff to pursue targeted prospects in high potential markets, focusing in particular on LNG projects and EPC opportunities utilizing the combined CB&I and Howe-Baker resources. We believe that our ability to identify attractive customers and rapid growth markets will provide a competitive advantage during changing market conditions.

Continuing to Improve Project Execution and Cost Control. Consistently profitable EPC companies deliver projects at or above the initial estimated margin by effectively managing the construction process and controlling direct costs. We intend to maintain and enhance our successful track record in project execution (as measured by our internal metrics) through training and the application of best practices. In addition, identifying and controlling non-project expenses and capital expenditures is an essential part of our ongoing efforts to improve our profitability and return on investment. Current programs include controlling staffing levels, limiting capital spending through short-term rentals, and careful control of precontract expenses. Moreover, strategic investments in information technology have enabled us to lower communication costs, achieve a common reporting platform and deliver engineering documents electronically on a worldwide basis.

Creating Growth from Acquisitions and Other Business Combinations. We will continue to pursue growth through selective acquisitions of businesses or assets that will expand or complement our current portfolio of services. We will continue to seek future acquisition targets that (i) enable us to provide more cost-effective solutions, (ii) are well-managed, (iii) have strong growth prospects, (iv) can be acquired without excessive leverage, (v) have above-average margins, (vi) give us the ability to leverage our core skills and infrastructure, (vii) have a strong cultural fit and (viii) are priced fairly.

End-Markets Overview

      We believe that our principal end markets will experience significant growth over time as global demand for oil, energy, power and water increases. Forecasts by the Energy Information Administration (EIA) project that global energy consumption will increase by 60% between 1999 and 2020. We are positioned to benefit from this growth with our strengths in process plants, petroleum and refined product storage tanks and terminals, natural gas processing, LNG storage and systems, power plant component construction, and water storage and wastewater treatment. Major end markets served include:

Petroleum Refining Operations and Clean Fuels. Demand for our services in the refining industry is being driven by refiners’ need to process a broader spectrum of crude oil and to produce a greater number of products, as well as requirements to comply with increasingly stringent worldwide environmental regulations for transportation fuels. These trends continue to create significant investment opportunities for companies engaged in the design, construction and revamp of oil refineries.

Current and proposed Environmental Protection Agency (EPA) regulations, as well as European Union mandates, are intended to significantly reduce sulfur content in gasoline and diesel fuels. Implementation of these regulations will require considerable capital expenditures to retrofit and rehabilitate plants to comply with the standards. The National Petroleum Council estimates that the capital outlay by U.S. refiners to meet EPA-mandated gasoline sulfur content limits will be at least $8 billion by the mandatory compliance date in 2006. Comparable European Union (EU) mandates could require $20 to $25 billion in process expenditures by EU refiners during roughly the same time period. The expected increase in capital expenditures to meet clean fuel requirements should increase the amount spent on upgrading, replacing or adding refining equipment at U.S. refineries. Our 2001 turnkey contract for Murphy Oil USA’s Mereaux, Louisiana refinery is an example of a project generated by the clean fuels legislation. This refinery expects to increase its crude throughput and to meet future standards for ultra-low sulfur gasoline and diesel fuel.

      Our broad range of services in the refining sector includes:

•	non-catalytic processes such as desalting and dehydrating units, crude stabilization units, distillate treating plants and vacuum distillation units;

•	catalytic processes such as continuous catalytic regeneration reformers, hydrotreaters, hydrodesulfurization units and isomerization units;

•	process vessels;

•	storage tanks; and

•	maintenance turnarounds.

Natural Gas. The United States is one of the world’s largest producers and consumers of natural gas. According to the National Energy Policy report, this fuel is the third-largest source of U.S. electricity generation, accounting for about 16% of the energy generation in the U.S. during 2000. Overall demand for natural gas as fuel for electricity generation in the U.S. energy economy is projected by the EIA to increase from 5.3 trillion cubic feet in 2001 to 10.6 trillion cubic feet in 2025. Demand for natural gas is also being driven by environmental requirements for cleaner fuels and the development of new gas-fired electricity generating plants. We are a recognized leader in providing turnkey facilities and equipment for natural gas processing, such as nitrogen rejection units, amine circulation units for the removal of H(2)S and CO(2), and cryogenic gas plants to recover higher-value components such as ethane. For example, our sales during the last two years have included the design and construction of a cryogenic gas plant for Dynegy Midstream Services, L.P. at Chico, Texas, a turbo-expander plant to recover propane and ethane natural gas liquids for Pioneer Natural Resources in Argentina, and an LNG import terminal in the Dominican Republic.

The EIA notes that natural gas consumption in the form of LNG is increasing even faster than piped gas, especially in Asia where LNG accounts for more than 97% of Japan’s natural gas consumption. LNG import terminals provide a means to add, relatively quickly, up to 1 billion cubic feet per day (BCFD) or more of capacity to strained pipelines, as compared to locating and developing new gas production fields. A number of new LNG import terminals have been announced or proposed around the world, including several to serve North America. The rising demand for LNG has heightened the need for LNG infrastructure expansion and construction. We have long been a global leader in the turnkey design and construction of low temperature and cryogenic storage facilities such as LNG storage tanks and facilities. Worldwide, we have provided more than 40 turnkey terminals and peak shaving plants, and more than 190 field-erected low temperature and cryogenic tanks.

Chemical Process Industries and Other Petrochemical Industries. Demand in other petrochemical and process industries has declined somewhat in recent years as a result of decreased spending by chemical and petrochemical companies and a downturn in the Asian economy. To the extent this sector demand improves, we expect to see increased activity in our processing work. In the petrochemical field, we have particular expertise in the construction of ethylene plants, which convert gas and/or liquid hydrocarbon feedstocks into ethylene, the source of many higher-value chemical products, including packaging, pipes, polyester, antifreeze, electronics, tires and tubes. The rising energy demand may also increase demand for liquefied petroleum gas (LPG) storage facilities, for which we are an industry leader, providing full pressure storage in Hortonsphere® pressure spheres and also refrigerated single wall storage tanks using our proprietary Horizontal Foam-In-Place (HFIP) tank insulation system. In the ammonia industry, we are a leading supplier of turnkey ammonia storage terminals and field-erected tanks.

Water Storage and Treatment. Since the early 1970s, the U.S. Congress has enacted a range of laws and provisions to establish drinking water standards and regulate underground storage tanks, biosolids reuse, waste treatment, as well as remediate and regulate hazardous waste disposal sites. According to the U.S. EPA, infrastructure spending for public water systems in the U.S. is projected to reach approximately $150.9 billion between 1999 and 2018. Of this amount, approximately $102.5 billion is needed in the near term to ensure compliance with the Safe Drinking Water Act. Operational costs for drinking water suppliers are rising to meet the needs of an aging infrastructure, comply with public health standards, and expand service areas. Because water is a constrained resource, the marginal cost of new sources of supply is expected to rise and the demand for new systems that meet the more stringent regulatory standards may increase. Additionally, there is increased emphasis on beneficial reuse of the biosolid byproducts of waste treatment. With an installation track record of more than 25,000 completed water storage tanks over the last century

(including over 360 during the past five years), over 60 egg-shaped anaerobic digesters, and over 300 ClariCone®water clarifiers, we have significant experience in the water storage and treatment sector.

Services

      We provide a wide range of innovative and value-added EPC services, including:

Process Plants. Through our acquisition of Howe-Baker, we are able to provide EPC services for customers in the hydrocarbon industry, specializing in natural gas processing plants, refinery and petrochemical process units, and hydrogen and synthesis gas plants. Natural gas processing plants treat natural gas to meet pipeline requirements and to recover valuable liquids and other enhanced products, through such technologies as cryogenic separation, amine treating, dehydration and liquids fractionation. Refinery and petrochemical process units enable customers to extract products from the top and middle streams of the crude oil barrel using technologies such as electrical desalting, catalytic reforming, vacuum and atmospheric distillation, fuels and distillate hydrotreating, hydrodesulfurization, alkylation and isomerization. Synthesis gas plants generate industrial gases for use in a variety of industries through technologies such as steam methane and auto-thermal reforming, partial oxidation reactors and pressure swing adsorption purification.

Low Temperature/ Cryogenic Tanks and Systems. These facilities are used primarily for the storage and handling of liquefied gases. We specialize in providing refrigerated turnkey terminals and tanks. Refrigerated tanks are built from special steels and alloys that have properties to withstand cold temperatures at the storage pressure. These systems usually include special refrigeration systems to maintain the gases in liquefied form at the storage pressure. Applications extend from low temperature (+30 F to -100 F) to cryogenic (-100 F to -423 F). Customers in the petroleum, chemical, petrochemical, specialty gas, natural gas, power generation and agricultural industries use these tanks and systems to store and handle liquefied gases such as LNG, methane, ethane, ethylene, LPG, propane, propylene, butane, butadiene, anhydrous ammonia, oxygen, nitrogen, argon and hydrogen.

Pressure Vessels. Pressure vessels are built primarily from high strength carbon steel plates which have been formed in one of our fabrication shops and are welded together at the job site. Pressure vessels are constructed in a variety of shapes and sizes, some weighing in excess of 700 tons, with wall thickness in excess of four inches. Existing customers represent a cross section of the petroleum, petrochemical, chemical, and pulp and paper industries, where process applications of high pressure and/or temperature are required. Typical pressure vessel usage includes process and storage vessels in the petroleum, petrochemical, and chemical industry; digesters in the pulp and paper industry; and egg-shaped digesters for wastewater treatment. We have designed and erected pressure vessels throughout the world.

Aboveground Storage Systems (Flat Bottom Tanks). Aboveground storage tanks are sold primarily to customers operating in the petroleum, petrochemical and chemical industries around the world. This industrial customer group includes nearly all of the major oil and chemical companies on every continent. Depending on the industry and application, flat bottom tanks can be used for storage of crude oil, refined products such as gasoline, raw water, potable water, chemicals, petrochemicals and a large variety of feedstocks for the manufacturing industry.

Water Storage and Treatment (Elevated Tanks). The water storage line includes single pedestal spheroid, fluted column and concrete elevated tanks, as well as standpipes and reservoirs. These products have a capacity range of 25,000 gallons to in excess of 30,000,000 gallons. These structures provide potable water reserves and supply pressure to the water distribution system. Products for water treatment include solids contact clarifiers and standpipe mixing systems.

Specialty and Other Structures. Our specialty and other structures are marketed to a diverse group of customers in such industries as metals and mining, power generation, telecommunications, aerospace, as well as government customers. Examples of specialty structures include processing facilities or components used in the iron, aluminum and mining industries, hydroelectric structures such as penstocks and spiral cases, and turnkey vacuum facilities (non-thermal) for testing prototype spacecraft, rocket engines and satellites before launch. In a highly technical project completed for the National Science Foundation, we produced stainless steel vacuum (non-thermal) beam tubes for the LIGO (Laser Interferometer Gravitational Wave Observatory) Project, which is designed to detect cosmic gravitational waves.

Turnarounds. A turnaround is a planned shutdown of a refinery, chemical plant or other process unit for repair and maintenance of equipment and associated systems. The work is usually scheduled on a multi-shift, seven day-per-week basis to minimize downtime of the facility. Personnel, materials and equipment must come together at precisely the right time to accomplish this labor-intensive operation. This service often requires short cycle times and unique construction procedures. We offer this service to our customers in the petroleum, petrochemical and chemical industries throughout the world.

Repairs and Modifications. Repair, maintenance and modification services are performed primarily on flat bottom tanks and pressure vessels. While we have focused on providing these services primarily in the United States, efforts are under way to expand these services throughout the world. Customers in the petroleum, chemical, petrochemical and water industries generally require these types of services.

Competition

      We believe that we are a leading competitor worldwide in most of the services that we provide. Price, quality, reputation, safety record and timeliness of completion are the principal competitive factors within the industry. There are numerous regional, national and international competitors that offer services similar to ours.

Marketing And Customers

      Through our global network of sales offices, we contract directly with hundreds of customers in a wide variety of industries. We rely primarily on direct contact between our technically qualified sales and engineering staff and our customers’ engineering and contracting departments. Dedicated sales representatives are located in each of our global offices.

      Our significant customers, with many of whom we have had longstanding relationships, are primarily in the hydrocarbon sector and are inclusive of both major petroleum companies (i.e., Shell, ExxonMobil and Conoco) and large EPC companies (i.e., Fluor, Bechtel, KBR and Technip-Coflexip).

      We are not dependent upon any single customer on an ongoing basis and the loss of any single customer would not have a material adverse effect on our business. No single customer accounted for over 10% of our revenues in either of the last two years.

Backlog/ New Business Taken

      We had a backlog of work to be completed on contracts of $1.3 billion as of March 31, 2003 and December 31, 2002. Due to the timing of awards and the sometimes long-term nature of our projects, certain backlog of our work may not be completed in the current fiscal year. New business taken was $1.6 billion for the year ended December 31, 2002 compared with $1.2 billion for the year ended December 31, 2001.

New Business Taken

	Years Ended December 31,

	2002	2001

	(In thousands)
North America	$1,014,375	$818,459
Europe, Africa, Middle East	375,897	87,724
Asia Pacific	139,907	105,788
Central and South America	110,949	148,403

Total New Business Taken	$1,641,128	$1,160,374

Types of Contracts

      Contracts are usually awarded on a competitive bid basis. We are primarily a fixed-price, lump-sum contractor. Our significant experience in estimating and controlling project costs, combined with our knowledge of international logistics and execution, enable us to define and control the risks of fixed-price contracts.

Raw Materials and Suppliers

      The principal raw materials that we use are metal plate and structural steel. These materials are available from numerous suppliers worldwide under long-term agreements. We do not anticipate having difficulty obtaining adequate amounts of raw materials in the foreseeable future. However, the price of metal plate and structural steel may vary significantly from year to year due to various factors, including producer capacity, customer demand and imposition of U.S. tariffs on imported steel. For example, prices of steel products purchased by us increased 11% from 2000 to 2001, declined 6% from 2001 to 2002, and were stable from the end of 2002 through March 31, 2003.

Environmental Matters

      Our operations are subject to extensive and changing U.S. federal, state and local laws and regulations and laws outside the U.S. establishing health and environmental quality standards, including those governing discharges and pollutants into the air and water and the management and disposal of hazardous substances and wastes. This exposes us to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or wastes.

      In connection with the historical operation of our facilities, substances which currently are or might be considered hazardous were used or disposed of at some sites that will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred. We are not aware of any manifestation by a potential claimant of its awareness of a possible claim or assessment with respect to any such facility.

      We believe that we are currently in compliance, in all material respects, with all environmental laws and regulations. We do not anticipate that we will incur material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during this year or next year.

Patents

      We hold patents and licenses for certain items incorporated into our structures. However, none is so essential that its loss would materially affect our businesses. We continue to market our innovative tank building process called CoilBuildTM in which the tank shell is formed from continuous steel coils rather than individual plates. CoilBuild is particularly suited for smaller-diameter, stainless steel tanks used in certain petrochemical, chemical, pharmaceutical and food applications where corrosion resistance and cleanliness are vital. We have exclusive rights to the CoilBuild process in North America.

Employees

      We employed approximately 7,000 persons as of December 31, 2002. Approximately 10% of our worldwide employees are represented by unions. Our unionized subsidiary, CBI Services, Inc., has agreements with various unions representing groups of its employees. The largest agreement is with the Boilermakers Union which represents some of our welders. We have multiple contracts with various Boilermakers Unions across the country, and each contract has a three-year term.

      We enjoy good relations with our unions and have not experienced a significant work stoppage in any of our facilities in over ten years. Additionally, to preserve our project management and technological expertise as core competencies, we recruit, develop and maintain ongoing training programs for engineers and field supervision personnel.

Properties

      We own or lease the properties used to conduct our business. The capacities of these facilities depend upon the components of the structures being fabricated and constructed. As the mix of structures is constantly changing, the extent of utilization of these facilities cannot be accurately stated. We believe these facilities are adequate to meet our current requirements. The following list summarizes our principal properties:

Location	Type of Facility	Interest

North America
Beaumont, Texas	Engineering, fabrication facility, operations and administrative office	Owned
Beggs, Oklahoma	Fabrication facility	Owned
Clive, Iowa	Fabrication facility, warehouse, operations and administrative office	Owned
Everett, Washington	Fabrication facility, warehouse, operations and administrative office	Leased
Fort Saskatchewan, Canada	Warehouse, operations and administrative office	Owned
Houston, Texas(1)	Engineering, fabrication facility, warehouse, operations and administrative office	Owned
Kankakee, Illinois	Warehouse	Owned
Liberty, Texas	Fabrication facility	Leased
Pittsburgh, Pennsylvania	Warehouse	Owned
Plainfield, Illinois(2)	Engineering, operations and administrative office	Leased
Provo, Utah	Fabrication facility, warehouse, operations and administrative office	Owned
Richardson, Texas	Engineering and administrative office	Leased
San Luis Obispo, California	Warehouse and fabrication facility	Owned

Location	Type of Facility	Interest

Tulsa, Oklahoma	Engineering, fabrication facility, operations and administrative office	Leased
Tyler, Texas	Engineering, fabrication facility, operations and administrative office	Owned
Warren, Pennsylvania	Fabrication facility	Leased
The Woodlands, Texas(3)	Engineering, operations and administrative office	Leased
Europe, Africa, Middle East
Al Aujam, Saudi Arabia	Fabrication facility and warehouse	Owned
Dubai, United Arab Emirates	Engineering, operations, administrative office and warehouse	Leased
Hoofddorp, Netherlands	Principal executive office	Leased
Secunda, South Africa	Fabrication facility and warehouse	Leased
Asia Pacific
Bangkok, Thailand	Administrative office	Leased
Batangas, Philippines	Fabrication facility and warehouse	Leased
Cilegon, Indonesia	Fabrication facility and warehouse	Leased
Kwinana, Australia	Fabrication facility, warehouse and administrative office	Owned
Central and South America
Caracas, Venezuela	Administrative and engineering office	Leased
Puerto Ordaz, Venezuela	Fabrication facility and warehouse	Leased

(1)	Warehouse and administrative office are held for sale.

(2)	Sold and leased back to us on June 30, 2001.

(3)	We are presently constructing a new administrative office in The Woodlands, Texas. We are considering a sale and leaseback or similar financing structure for this facility at a future date.

      We also own or lease a number of sales, administrative and field construction offices, warehouses and equipment maintenance centers strategically located throughout the world.

Legal Proceedings

      On October 25, 2001, the U.S. Federal Trade Commission (the “FTC” or the “Commission”) announced its decision to file an administrative complaint (the “Complaint”) challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of PDM. The FTC’s Complaint alleged that our acquisition of these assets violated Section 7 of the Clayton Antitrust Act and Section 5 of the Federal Trade Commission Act by threatening to substantially lessen competition in four specific markets in which both we and PDM had competed in the United States: liquefied natural gas storage tanks and associated facilities constructed in the United States; liquefied nitrogen, liquefied oxygen and liquefied argon storage tanks constructed in the United States; liquified petroleum gas storage tanks constructed in the United States; and field erected thermal vacuum chambers (used for the testing of satellites) constructed in the United States. The FTC’s Complaint asserted that the consequence of the acquisition will be increased prices in these four markets.

      A trial before an FTC Administrative Law Judge was concluded on January 16, 2003. On June 12, 2003, the FTC Administrative Law Judge issued his ruling. The ruling found that our acquisition of PDM assets threatens to substantially lessen competition in the four markets identified above in which both CB&I and PDM participated. As a result of this finding by the FTC Administrative Law Judge, we have been ordered to divest within 180 days of a final order all physical assets, intellectual property and any uncompleted construction contracts of the PDM Divisions that we acquired from PDM to a purchaser approved by the FTC that is able to utilize those assets as a viable competitor.

      We believe the FTC Administrative Law Judge’s ruling is inconsistent with the law and the facts presented at trial. At present, we are still evaluating the divestiture ordered by the judge and have not made a decision whether to appeal the ruling to the full Federal Trade Commission and, if necessary, to the appropriate federal courts. Until the FTC order becomes final, we expect the impact on our earnings will be minimal. However, the remedies contained in the order, if implemented, could have an adverse effect on us, including an expense relating to a potential write-down of the net book value of the divested assets.

      We are a defendant in various other legal actions arising in the normal course of business, the outcomes of which after provisions and insurance therefor, in the opinion of our management, neither individually nor in the aggregate are likely to result in a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

      The following table sets forth certain information regarding the Supervisory Directors of CB&I N.V., the executive officers of Chicago Bridge & Iron Company (“CBIC”) and certain Managing Directors of Chicago Bridge & Iron Company B.V. (“CB&I B.V.”). As permitted under the law of The Netherlands, CB&I N.V. does not have executive officers. CB&I B.V. serves as the Managing Director of CB&I N.V.

Name	Age	Position(s)

Gerald M. Glenn	60	Chairman of the Supervisory Board of CB&I N.V.; Chairman, President and Chief Executive Officer and Director of CBIC; Chairman, President and Chief Executive Officer and Managing Director of CB&I B.V.
Jerry H. Ballengee	65	Supervisory Director
Anthony P. Banham	59	Supervisory Director
L. Richard Flury	55	Supervisory Director
Ben A. Guill	52	Supervisory Director
J. Charles Jennett	62	Supervisory Director
Vincent L. Kontny	65	Supervisory Director
Gary L. Neale	63	Supervisory Director
L. Donald Simpson	67	Supervisory Director
Marsha C. Williams	51	Supervisory Director
Philip K. Asherman	52	Executive Vice President and Chief Marketing Officer of CBIC; Managing Director of CB&I B.V.
David P. Bordages	52	Vice President — Human Resources and Administration of CBIC
Stephen P. Crain	49	President — Western Hemisphere Operations of CBIC; Managing Director of CB&I B.V.
Richard E. Goodrich	59	Executive Vice President and Chief Financial Officer of CBIC; Managing Director of CB&I B.V.
Robert B. Jordan	53	Executive Vice President and Chief Operating Officer of CBIC; Managing Director of CB&I B.V.
Tom C. Rhodes	49	Vice President, Corporate Controller and Chief Accounting Officer of CBIC
Robert H. Wolfe	53	Secretary of CB&I N.V.; Vice President, General Counsel and Secretary of CBIC; Secretary of CB&I B.V.

      Mr. Guill, who is President of First Reserve Corporation, and Mr. Banham, who is Vice Chairman of the investment banking firm of Simmons & Company International, have been designated by First Reserve as Supervisory Directors pursuant to First Reserve’s shareholder agreement with us. See “Principal and Selling Shareholders — Shareholder Agreements.” Simmons provided investment banking services to us in 2002 and will provide such services to us in 2003. First Reserve acquired its shares of our common stock in connection with our acquisitions of Howe-Baker and the PDM Divisions.

      There are no family relationships between any executive officers and Supervisory Directors. Executive officers of CBIC are elected annually by the CBIC Board of Directors. The Managing Directors of CB&I B.V. serve until successors are elected.

      Gerald M. Glenn has served as Chairman of the Supervisory Board of CB&I N.V. since April 1997. He has been President and Chief Executive Officer of CBIC since May 1996, and has been a Managing Director of CB&I B.V. since March 1997. Since April 1994, Mr. Glenn has been a principal in The Glenn Group LLC. From November 1986 to April 1994, he served as Group President — Fluor Daniel, Inc.

      Jerry H. Ballengee has served as a Supervisory Director of the Company since April 1997. Since October, 2001 he has served as Chairman of the Board of Morris Material Handling Company (MMH). Mr. Ballengee served as President and Chief Operating Officer of Union Camp Corporation from July 1994 to May 1999 and served in various other executive capacities and as a member of the Board of Directors of Union Camp Corporation from 1988 to 1999 when the company was acquired by International Paper Company.

      Anthony P. Banham has served as a Supervisory Director of the Company since May 2002. He is Vice Chairman of Simmons & Company International, an investment banking firm located in Houston, Texas that focuses on the energy industry. Mr. Banham has been with Simmons & Company since 1976. Prior to joining Simmons & Company, he spent nine years working for Hawker Siddeley Aviation Ltd. in a variety of management capacities. He is past President of the British American Business Association in Houston, Chairman of the Awty International School Board of Trustees, and a member of the Board of Trustees of the Houston Museum of Natural Science.

      L. Richard Flury has served as a Supervisory Director of the Company since May 8, 2003 and was a consultant to the Supervisory Board from May 2002 to May 2003. He retired from his position as Chief Executive, Gas and Power for BP plc in December 2001, which position he had held since June 1999. Prior to the integration of Amoco Corporation and BP, Mr. Flury served as Executive Vice President of Amoco Corporation with chief executive responsibilities for the Exploration and Production sector from January 1996 to December 1998. He also served in various other executive capacities with Amoco since 1988. He is a director of the Questar Corporation.

      Ben A. Guill has served as a Supervisory Director of the Company since January 2001. He is the President of First Reserve Corporation, a Connecticut-based private equity investment firm, where he has served since October 1998. First Reserve Fund VIII, L.P. is managed by First Reserve Corporation. Prior to joining First Reserve Corporation, Mr. Guill was a Partner and Managing Director of Simmons & Company International, an investment banking firm located in Houston, Texas which focuses on the energy industry. Mr. Guill had been with Simmons & Company since 1980. He is a member of the board of directors of National-Oilwell, Inc., Superior Energy Services, Inc., Destiny Resource Services Corporation, Dresser, Inc., T-3 Energy Services, Inc., TransMontaigne Inc. and Quanta Services, Inc. Mr. Guill received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from the Wharton School of Business at the University of Pennsylvania.

      J. Charles Jennett has served as a Supervisory Director of the Company since April 1997. Dr. Jennett is a private engineering consultant. He served as President of Texas A&M International University from 1996 to 2001, when he became President Emeritus. He was Provost and Vice President of Academic Affairs at Clemson University from 1992 through 1996.

      Vincent L. Kontny has served as a Supervisory Director of the Company since April 1997. He recently retired as Chief Operating Officer of Washington Group International (serving in such position since April 2000), which filed a petition under Chapter 11 of the U.S. Bankruptcy Code on May 14, 2001. Since 1992 he has been the owner and CEO of the Double Shoe Cattle Company. Mr. Kontny was President and Chief Operating Officer of Fluor Corporation from 1990 until September 1994.

      Gary L. Neale has served as a Supervisory Director of the Company since April 1997. He is currently President, CEO and Chairman of the Board of NiSource, Inc., whose primary business is the distribution of electricity, gas and water through utility companies. Mr. Neale has served as a director of NiSource, Inc. since 1991, a director of Northern Indiana Public Service Company since 1989, and a director of Modine Manufacturing Company (heat transfer products) since 1977.

      L. Donald Simpson has served as a Supervisory Director of the Company since April 1997. From December 1996 to December 1999, Mr. Simpson served as Executive Vice President of Great Lakes Chemical Corporation. Prior thereto, beginning in 1992, he served in various executive capacities at Great Lakes Chemical Corporation.

      Marsha C. Williams has served as a Supervisory Director of the Company since April 1997. Since August 2002, she has served as Executive Vice President and Chief Financial Officer of Equity Office Properties Trust, a public real estate investment trust that is an owner and manager of office buildings. From May 1998 to August 2002, she served as Chief Administrative Officer of Crate & Barrel, a specialty retail company. Prior to that, she served as Vice President and Treasurer of Amoco Corporation from December 1997 to May 1998, and Treasurer from 1993 to 1997. Ms. Williams is a director of Selected Funds, Davis Funds and Modine Manufacturing Company (heat transfer products).

      Philip K. Asherman has been Executive Vice President and Chief Marketing Officer of CBIC since August 2001. From May 2001 to July 2001, he was Vice President — Strategic Sales, Eastern Hemisphere of CBIC. Prior thereto, Mr. Asherman was Senior Vice President of Fluor Global Services and held other executive positions with Fluor Daniel, Inc. operating subsidiaries.

      David P. Bordages has been the Vice President — Human Resources and Administration of CBIC since February 2002. Prior to that time, Mr. Bordages was Vice President — Human Resources of the Fluor Corporation from April 1989 through February 2002.

      Stephen P. Crain has been President-Western Hemisphere Operations of CBIC since August 2001 and a Managing Director of CB&I B.V. since August 1998. From November 2000 to July 2001, he was Executive Vice President and Chief Marketing Officer of CBIC. From July 1997 to November 2000, Mr. Crain was Vice President — Global Sales and Marketing of CBIC. Prior to that time, Mr. Crain was employed by CBIC or its affiliates in an executive or management capacity.

      Richard E. Goodrich has been the Executive Vice President and Chief Financial Officer of CBIC since July 2001. From November 2000 to July 2001, he was Group Vice President — Western Hemisphere Operations of CBIC. From February 1999 to November 2000, Mr. Goodrich was Vice President — Financial Operations of CBIC. Mr. Goodrich was the Vice President — Area Director of Finance, Western Hemisphere for CBIC from June 1998 through February 1999. Prior to that time, Mr. Goodrich was the Director of Strategic Planning — Energy and Chemicals Group of Fluor Daniel, Inc.

      Robert B. Jordan has been the Executive Vice President of CBIC since November 2000 and the Chief Operating Officer of CBIC since March 2000 and a Managing Director of CB&I B. V. since February 1998. From February 1998 to November 2000, Mr. Jordan was Vice President — Operations of CBIC. From May 1996 to February 1998, Mr. Jordan was the Senior Vice President — Sales and Operations for the Process Division of BE&K Incorporated located in Birmingham, Alabama. Prior to that time, Mr. Jordan was the Senior Vice President — Sales and Operations for the Process and Industrial Division of Rust Engineering & Construction Inc.

      Tom C. Rhodes has been the Corporate Controller of CBIC since August 2001. From November 2000 to August 2001, Mr. Rhodes was Vice President — Financial Operations for CBIC and from February 1999 to November 2000, he was Vice President — Area Director of Finance, Western Hemisphere of CBIC. Prior to that time, he was Finance Director of Americas Region for Fluor Daniel, Inc.

      Robert H. Wolfe has been the Vice President, General Counsel and Secretary of CBIC since November 1996, and the Secretary of CB&I N.V. since its inception. From June 1996 to November 1996, Mr. Wolfe served as a private consultant to Rust Engineering & Construction Inc. (“Rust”). Prior to that time, he served as Vice President, General Counsel and Secretary to Rust.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information as of March 1, 2003 regarding the beneficial ownership of our common stock immediately prior to the offering, and as adjusted to reflect the sale of the common stock being offered hereby (assuming no exercise of the underwriters’ over-allotment option), by (i) each person known to us who owns beneficially or of record more than five percent (5%) of our common stock, (ii) each selling shareholder, (iii) each Supervisory Director, (iv) each executive officer and (v) all directors and executive officers as a group. The information is based on 44,456,725 shares of common stock outstanding as of March 31, 2003 and 45,456,725 shares of common stock outstanding after the offering.

						Shares Beneficially
		Shares Beneficially				Owned After
		Owned Prior				the Offering
		to the Offering
					Shares
	Name and Address of Beneficial Owner	Number(1)%			Offered	Number(1)(2)%

	5% Shareholders
**	First Reserve Fund VIII, L.P.(3)	13,621,790		30.6%	5,522,014	8,099,776		17.8%
	c/o First Reserve Corporation
	475 Steamboat Road
	Greenwich, CT 06830
**	WEDGE Engineering B.V.(4)	3,705,528		8.3%	1,705,528	2,000,000		4.4%
	Keizer Karelweg 474
	1181 RL Amstelveen
	The Netherlands
	Strong Capital Management, Inc.	2,822,646	(5)	6.3%	0	2,822,646	(5)	6.3%
	100 Heritage Reserve
	Menomonee Falls, WI 53051
	Directors and Executive Officers(6)
**	Gerald M. Glenn	1,783,346		4.0%	365,000	1,418,346		3.1%
	Philip K. Asherman	38,114		*	0	38,114		*
	David P. Bordages	23,044		*	0	23,044		*
	Stephen P. Crain	106,530		*	0	106,530		*
	Richard E. Goodrich	29,253		*	0	29,253		*
	Robert B. Jordan	328,754		*	0	328,754		*
	Tom C. Rhodes	10,144		*	0	10,144		*
	Robert H. Wolfe	112,111		*	0	112,111		*
	Jerry H. Ballengee	20,234		*	0	20,234		*
	Anthony P. Banham	2,000		*	0	2,000		*
	L. Richard Flury	0		*	0	0		*
	Ben A. Guill(7)	13,625,790		30.6%	0	8,103,776		17.8%
	J. Charles Jennett	15,000		*	0	15,000		*
	Vincent L. Kontny	13,000		*	0	13,000		*
	Gary L. Neale	13,000		*	0	13,000		*
	L. Donald Simpson	13,000		*	0	13,000		*
	Marsha C. Williams	15,000		*	0	15,000		*
	All directors and executive officers as a group (16 persons)	16,148,320		36.3%	365,000	10,261,306		22.6%

  *     Beneficially owns less than one percent of our common stock.

**	Denotes a selling shareholder.

(1)	For purpose of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after that date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares that the person or persons have the right to acquire within 60 days after such date is not deemed to be outstanding for the purposes of computing the percentage ownership of that or any other person.

(2)	The table assumes that we and the selling shareholders sell all of the shares of common stock that we and they are offering and assumes the underwriters do not exercise their over-allotment option.

(3)	First Reserve Fund VIII, L.P. is managed by First Reserve Corporation. The following are executive officers of First Reserve Corporation: William E. Macaulay is the Chairman, a Managing Director and Chief Executive Officer; Ben A. Guill is the President and a Managing Director; John A. Hill is Vice Chairman and a Managing Director; Thomas R. Denison is a Managing Director, Secretary and General Counsel; J.W.G. Will Honeybourne is a Managing Director; Thomas Sikorski is a Managing Director; and Jennifer K. Zarrilli is Vice President, Treasurer and Chief Financial Officer. Messrs. Macaulay, Guill and Hill are the directors of First Reserve Corporation. It is anticipated that pursuant to authority from First Reserve Corporation’s board of directors, Messrs. Macaulay and Guill may make investment and voting decisions with respect to the shares owned by First Reserve Fund VIII, L.P. In the absence of Messrs. Macaulay and Guill, other officers of First Reserve Corporation may, pursuant to authority from the board of directors, make investment and voting decisions with respect to such shares. All such persons disclaim beneficial ownership of the shares held by First Reserve Fund VIII, L.P.

(4)	The sole ultimate beneficial owner of WEDGE Engineering is Issam M. Fares of Lebanon.

(5)	According to a Schedule 13G dated March 21, 2003 of Strong Capital Management, Inc., it has shared power to dispose of all 2,822,646 shares and shared power to vote as to 2,815,486 of such shares.

(6)	As to directors and executive officers, shares deemed beneficially owned include (i) shares held by immediate family members, (ii) shares that could be acquired through stock options exercised through May 8, 2003, (iii) shares subject to a vesting schedule, forfeiture risk and other restrictions, including restricted stock units for which the participant has voting rights on the underlying stock, and, in the case of Mr. Glenn, 1,242,676 shares as to which he has fully vested rights to future delivery of the shares.

(7)	Includes shares owned by First Reserve Fund VIII, L.P. First Reserve Fund VIII, L.P. is managed by First Reserve Corporation, and Mr. Guill is a director of First Reserve Corporation. Mr. Guill disclaims beneficial ownership of the shares held by First Reserve Fund VIII, L.P.

Shareholder Agreements

      We are party to a Shareholder Agreement dated as of December 28, 2000 (as amended by an Amendment thereto dated as of February 7, 2001) among First Reserve, CB&I N.V. and certain of our shareholders (the “First Reserve Shareholder Agreement”). Under the First Reserve Shareholder Agreement, First Reserve and its affiliates are subject to certain “standstill” provisions which, without the written consent of the Supervisory Board, prohibit, among other things, (a) the purchase of additional shares by First Reserve and its affiliates except in order to maintain a 10.1% ownership stake (and to allow First Reserve and its affiliates to participate in certain other transactions approved by the Supervisory Board, such as a stock split, recapitalization or business combination), and (b) acquisition proposals, proxy solicitations, group formation or encouragement of third parties for takeover purposes. In addition, First Reserve and its affiliates are subject to restrictions on their voting rights relating to matters presented to our shareholders for vote or approval: (i) First Reserve and its affiliates are obligated to vote “for” the Supervisory Board nominees recommended by the Supervisory Board, provided we are in compliance with our covenants to First Reserve relating to Supervisory Board representation (see below), and (ii) First Reserve and its affiliates are obligated to vote “for” any proposal recommended by the Supervisory Board and “against” any proposal that is not recommended by the Supervisory Board, with limited exceptions for certain matters as to which First Reserve and its affiliates have sole discretionary voting rights. In the case of any business combination, recapitalization or other transaction that involves the issuance of common stock, if both of the First Reserve designees then serving on the Supervisory Board vote against approval of such transaction at the Supervisory Board level, then First Reserve and its affiliates, in any shareholder vote, are permitted to vote the shares they acquired in connection with the PDM acquisition transaction in the same proportion as the votes of our shareholders, other than First Reserve and WEDGE, who vote upon the transaction.

      Pursuant to the First Reserve Shareholder Agreement, First Reserve has the right to designate two Supervisory Directors (currently Messrs. Banham and Guill) so long as First Reserve and its affiliates own at least 3,083,871 of our issued and outstanding shares and the right to designate one Supervisory Director as long as First Reserve and its affiliates own at least 10% of our issued and outstanding shares.

      Under the First Reserve Shareholder Agreement and subject to limited exceptions, First Reserve and its affiliates are subject to restrictions on the transfer of their shares, including the restriction that, without our consent, First Reserve and its affiliates may not sell any of their shares to (i) any person or group who is or would be required to file a Schedule 13D under the Securities Exchange Act of 1934, (ii) any person or group who would, as a result of such transfer, own more than 10% of our voting securities, or (iii) a competitor of ours. Certain other sales of shares by First Reserve and its affiliates will be subject to our right of first offer. The shares being offered by First Reserve are included in this offering pursuant to a demand registration request of First Reserve under the First Reserve Shareholder Agreement. First Reserve has been granted one additional demand and unlimited “piggyback” registration rights relating to its remaining shares under the First Reserve Shareholder Agreement.

      We have agreed under the First Reserve Shareholder Agreement to pay $400,000 of registration expenses in connection with the exercise by First Reserve of its demand registration rights, but excluding (i) any sales commissions or discounts relating to shares being offered by First Reserve, (ii) any transfer taxes relating to such shares, and (iii) the fees and disbursements of its legal counsel, which are to be paid by First Reserve. In addition, we are obligated under the First Reserve Shareholder Agreement to pay registration expenses with respect to “piggyback” registrations of First Reserve.

      First Reserve has made representations and warranties to us in its Shareholder Agreement that it has no arrangement, contract, understanding or relationship with WEDGE with respect to voting power or investment power relating to our shares.

      In the event of a breach by First Reserve or any of its affiliates of any “standstill” or other provision in the First Reserve Shareholder Agreement, we and/or our other shareholders may seek injunctive relief. However, as the relief is equitable in nature and at the discretion of the court in which the action is brought, there can be no assurance that the court will grant such relief.

      A Shareholder Agreement dated as of December 28, 2000 (as amended by amendments thereto dated as of February 7, 2001 and March 19, 2003) among WEDGE, CB&I N.V. and certain of our shareholders (the “WEDGE Shareholder Agreement”) has been terminated, provided that pursuant to certain surviving provisions of such Agreement WEDGE and its affiliates and assignees (“WEDGE Holders”) (i) are entitled to one additional demand and unlimited “piggyback” registration rights relating to their remaining shares as long as the WEDGE Holders own in the aggregate at least 4% of our issued and outstanding shares, and (ii) retain the benefit of certain indemnification provisions. The shares being offered for sale by WEDGE Engineering are included in this offering pursuant to a piggyback registration request of WEDGE Engineering under such Agreement.

DESCRIPTION OF CAPITAL STOCK

General

      CB&I N.V. was organized under the law of The Netherlands as a public company with limited liability (“naamloze vennootschap”) by Deed of Incorporation dated November 22, 1996. CB&I N.V. is registered in the trade register of Amsterdam under No. 33.286.441. Set forth below is a summary of certain provisions relating to our shares of common stock, par value Euro 0.01 (“common shares”), contained in our Articles of Association, as amended (our “Articles of Association”), and the law of The Netherlands. Such summary does not purport to be a complete statement of our Articles of Association and the law of The Netherlands and is qualified in its entirety by reference to our Articles of Association.

      Our authorized share capital was increased pursuant to a May 14, 2002 amendment to our Articles of Association from Euro 350,000 to Euro 800,000 consisting of 80,000,000 common shares, each with a par value of Euro 0.01. Until such amendment, common shares could be issued in either registered or bearer form. Since such amendment, common shares are issued in registered form only. The common shares registered in the New York registry (“New York Shares”) are listed on The New York Stock Exchange. Shareholders may hold New York Shares directly (evidenced by an entry/registration in the New York Registry and, if applicable, certificates received for those Shares) or through The Depository Trust Company (either as participant in such system or indirectly through organizations that are participants in such system). To the extent not registered in the New York registry, common shares will be registered in the shareholders’ register kept in Hoofddorp, The Netherlands.

Voting Rights

      Generally, each shareholder is entitled to one vote for each common share held on every matter submitted to a vote of shareholders. Our Articles of Association make no provision for cumulative voting and, as a result, the holders of a majority of our voting power will have the power, subject to the Supervisory Board’s right to make binding nominations, to elect all members of the Supervisory Board and the Management Board who are standing for election.

      Unless otherwise required by our Articles of Association or the law of The Netherlands or as described below, resolutions of a general meeting of shareholders occurring in The Netherlands require the approval of a majority of the votes cast at a meeting. Our Articles of Association require that, at a time when there are one or more holders of more than 15% of our outstanding voting securities (each an “affiliated holder”), certain business combination transactions, dissolution, liquidation, stock dividend, share repurchase, recapitalization transactions or transactions involving a person who is or has been an affiliated holder, which transactions otherwise require a shareholder vote for approval, will require the approval of a supermajority percentage (at least 80%) of our voting securities outstanding. While this provision may negate the ability of an affiliated holder to control a decision to sell the Company and also make it more difficult to obtain shareholder approval for certain types of business combination transactions (e.g., certain “legal mergers” under Dutch law) requiring a shareholder vote, this requirement would not affect the ability of an acquirer to obtain control of the Company through a tender offer or other type of business combination transaction not requiring such a shareholder vote.

      Resolutions of general meetings of shareholders occurring outside The Netherlands are valid if the entire share capital is present or represented (unless voting rights have been transferred to holders of life interests). There are no laws currently in effect in The Netherlands or provisions in our Articles of Association limiting the rights of non-resident investors to hold or vote common shares.

Dividends

      CB&I expects to pay any dividends or distributions in U.S. dollars. Any cash dividends or distributions payable to holders of New York Shares will be paid to the New York Transfer Agent and Registrar.

Shareholder Meetings

      Each shareholder has the right to attend general meetings of shareholders, either in person or represented by a person holding a written proxy, to address shareholder meetings, and to exercise voting rights, subject to the provisions of our Articles of Association. Our ordinary general meetings of shareholders are held in The Netherlands at least annually, within six months after the close of each financial year. Extraordinary general meetings of shareholders may be held as often as the Management Board or the Supervisory Board deem necessary, or as otherwise provided for pursuant to the law of The Netherlands. Shareholders representing 10% of our issued shares may request that the Management Board convene an extraordinary general meeting and the subjects to be discussed.

      We provide notice by mail to registered holders of common shares of each general meeting of shareholders. Such notice will be given no later than the fifteenth day prior to the day of the meeting and will include a statement of the business to be considered. The New York Transfer Agent and Registrar will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of New York Shares. Registered shareholders must notify the Management Board in writing of their intention to attend a shareholder meeting.

Election and Tenure of Managing Directors and Supervisory Directors

      The Management Board is entrusted with the management of the Company. The Supervisory Board supervises the Management Board. The Management Board may have one or more members and the Supervisory Board may have at least six and no more than 12 members. Supervisory Board and Management Board vacancies are and will be filled by a vote of shareholders at the first general meeting after such vacancy occurs or is created. The Supervisory Board and the Management Board members are elected from binding nominations made by the Supervisory Board. At least two persons must be nominated for each vacancy. Under the law of The Netherlands and our Articles of Association, the shareholders may deprive the nominations of their binding effect by a resolution passed by a vote of two-thirds of the votes cast at the meeting if such two-thirds vote constitutes more than one-half of our issued share capital.

      The general meeting of shareholders may suspend or dismiss a member of the Management Board at any time. However, if the Supervisory Board does not propose such suspension or dismissal, the general meeting of shareholders must pass a resolution based on a majority of two-thirds of the votes cast if such two-thirds vote represents more than half of our issued share capital. The Supervisory Board may suspend a member of the Management Board at any time. The general meeting of shareholders may discontinue such suspension at any time. In addition, the Supervisory Board shall determine the remuneration and terms of employment of every member of the Management Board.

      Members of the Supervisory Board are appointed to serve three-year terms with approximately one-third of such members’ terms expiring each year. Supervisory Directors and Managing Directors serve until the expiration of their respective terms of office or their resignation, death or removal, with or without cause, by the shareholders or, in the case of Supervisory Directors, upon reaching the mandatory retirement age of 72 (which statutory maximum age was abolished as of April 23, 2002 pursuant to Dutch law, but was retained in our Articles of Association).

      Subject to our Articles of Association, the Supervisory Board may adopt rules and regulations governing its internal proceedings and especially pertaining to voting, including voting on nomination of Supervisory Directors, and provisions relating to Supervisory Board composition and governance and to give effect to matters agreed upon in shareholder agreements. See “Principal and Selling Shareholders — Shareholder Agreements” above.

Approval of Annual Accounts and Discharge of Management Liability

      Each year, the Management Board is responsible for the preparation of annual accounts. The annual accounts must be approved and signed by all members of the Supervisory Board and then submitted to a general meeting of shareholders for adoption within five months after the end of our financial year, unless the general meeting of shareholders has extended this period due to special circumstances.

      Pursuant to a recent amendment of Dutch law, adoption of a company’s annual accounts by the general meeting of shareholders no longer automatically discharges the members of the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned. However, we generally expect to propose such discharge as a separate agenda item at each annual general meeting of shareholders.

Liquidation Rights

      In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses will be distributed among holders of common shares on a pro rata basis.

Issue of Shares; Preemptive Rights

      Under the law of The Netherlands and our Articles of Association, the Supervisory Board may issue common shares when the Supervisory Board is so empowered by the general meeting of shareholders. Under the law of The Netherlands, such authorization can be granted for a maximum period of five years, subject to extension(s). Under the law of The Netherlands and our Articles of Association, each holder of common shares generally has a preemptive right to subscribe with regard to any issue of common shares pro rata to the shareholder’s existing holdings of common shares, except for certain issuances to employees, issuances for non-cash consideration, issuances to persons who exercise a previously acquired right to subscribe for common shares, and issuances limited or excluded from such requirement by the Supervisory Board when the Supervisory Board is so empowered by the general meeting of shareholders. Under the law of The Netherlands, such authorization to limit or exclude preemptive rights can be granted for a maximum period of five years, subject to extension(s).

Repurchase of Common Shares

      The shareholders may delegate to the Management Board the authority, subject to certain restrictions contained in the law of The Netherlands and our Articles of Association, to cause the Company to acquire its own fully paid common shares in an amount not to exceed 10% of the issued shares at any time. Such authorization may not be granted for more than 18 months.

Capital Reduction

      Upon proposal by the Management Board (after approval by the Supervisory Board), the general meeting of shareholders may reduce the issued share capital by cancellation of common shares held by the Company, subject to certain statutory provisions.

Amendment of Our Articles of Association

      Our Articles of Association may be amended by a majority of the votes cast at a general meeting of shareholders if the proposal is stated in the convocation notice for the general meeting and a complete copy of the proposed amendment is filed at our office so that it may be inspected prior to the meeting. Proposals to amend our Articles of Association, to legally merge the Company, or to dissolve the Company require prior approval by the Supervisory Board. Notwithstanding the foregoing, no amendment of our Articles of Association shall become effective until approved by the Ministry of Justice of The Netherlands.

TAXATION

      The following is a summary of material tax consequences in The Netherlands and in the United States of the acquisition, ownership and disposition of our common shares under current law. It does not, however, discuss every aspect of such taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law, nor does it address the income taxes imposed by any political subdivision of The Netherlands or the United States or any tax imposed by any other jurisdiction. The laws upon which such discussion is based are subject to change, perhaps with retroactive effect. EACH SHAREHOLDER AND PROSPECTIVE INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF COMMON SHARES IN LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES.

Dutch Taxation for Non-Resident Shareholders

      The following is a summary of the material Netherlands tax consequences to an owner of our common shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes. This discussion, to the extent that it is a statement as to Dutch tax law, is based upon the opinion of De Brauw Blackstone Westbroek P.C., our Netherlands tax advisors.

      Withholding Tax. Dividends distributed by CB&I N.V. generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. The expression “dividends distributed by CB&I N.V.” as used herein includes, but is not limited to: (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes; (ii) liquidation proceeds, proceeds from the redemption of common shares or, as a rule, consideration for the repurchase of common shares by CB&I N.V. in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes; (iii) the par value of shares issued to a holder of common shares or an increase of the par value of common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and (iv) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (“zuivere winst”), unless the general meeting of shareholders of CB&I N.V. has resolved in advance to make such repayment and provided that the par value of the common shares concerned has been reduced by an equal amount by way of an amendment to the Articles of Association.

      If a holder of common shares is resident in a country other than The Netherlands and if a taxation convention is in effect between The Netherlands and such country, such holder of common shares may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

      Under the double taxation convention in effect between The Netherlands and the United States (the “Treaty”), dividends paid by CB&I N.V. to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of CB&I N.V., 5%, unless the common shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. The Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by filing the proper forms. A holder of common shares other than an individual will not be eligible for the benefits of the Treaty if such holder of common shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty.

      According to an anti-dividend stripping provision, no exemption from, reduction of, or refund of, Netherlands dividend withholding tax will be granted if the ultimate recipient of a dividend paid by CB&I N.V. is not considered to be the beneficial owner of such dividend. Such recipient is not considered to be the beneficial owner if such recipient paid a consideration (in cash or in kind) in connection with the dividend and such payment forms part of a sequence of transactions, and further it is likely that (i) an individual or a company (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly, from the dividend and such individual or company would not, or to a lesser extent, be entitled to an exemption from, reduction of, or refund of, Netherlands dividend withholding tax than the recipient of the dividend, and (ii) such individual or company, directly or indirectly, retains or acquires a position in the shares that is comparable with his/her or its position in similar shares that he/she or it had before the sequence of transactions began. The term “sequence of transactions” as used herein includes the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on shares, while the transferor retains the ownership of the shares. The Netherlands tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Netherlands withholding tax under double taxation conventions. However, there are arguments for the view that the term “beneficial ownership” must be interpreted in the context of double taxation conventions and not with reference to domestic law of a contracting state.

      Under certain circumstances, a transfer of the full amount of withholding tax withheld to The Netherlands tax authorities will not be required with respect to dividend distributions out of dividends received from CB&I N.V.’s qualifying foreign affiliates. The amount not transferred amounts to 3% of the gross amount of any cash dividend paid on the common shares, but will not exceed 3% of the gross dividends received from CB&I N.V.’s qualifying foreign affiliates during the calendar year until the withholding date and the two previous calendar years to the extent that these distributions have not been taken into account in respect of the determination of a previous reduction of withholding tax to be transferred. This reduction is not paid out to holders of common shares, but remains with the Company instead.

      Distribution Tax. In the period from January 1, 2001 up to and including December 31, 2005, CB&I N.V. will be subject to a temporary special distribution tax (“surtax”) at a rate of 20% on certain dividends that are qualified as “excessive”. Dividends are considered to be “excessive”, among other things, when the total proceeds distributed during a particular calendar year exceed the highest of (i) 4% of CB&I N.V.’s market capitalization at the beginning of the relevant calendar year, (ii) twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001, or (iii) CB&I N.V.’s adjusted consolidated commercial result for the preceding fiscal year. Certain exceptions exist. The qualification of this surtax and the consequences thereof for foreign shareholders are uncertain. To the extent dividends that are subject to this surtax are distributed to certain qualifying shareholders, CB&I N.V. is not required to withhold Netherlands dividend withholding tax.

      Taxes on Income and Capital Gains. A holder of common shares will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by CB&I N.V. or in respect of any gain realized on the disposal of common shares (other than the withholding tax described above), provided that: (i) such holder is neither resident nor deemed to be a resident nor opting to be taxed as a resident in The Netherlands; (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are attributable; (iii) such holder is not a taxable entity for Netherlands corporate income tax purposes that is deemed to have a Netherlands enterprise to which enterprise the common shares are attributable; (iv) such holder is not an individual performing other activities in the Netherlands in respect of the common shares, including activities which are beyond the scope of normal investment activities; and (v) such holder does not have a substantial interest or a deemed substantial interest in CB&I N.V. or, if such holder does have such an interest, it forms part of the assets of an enterprise. Generally, a holder of common shares will not have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, common shares representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CB&I N.V., or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CB&I N.V., or the ownership of certain profit participating certificates that relate to five percent or more of the annual profit of CB&I N.V. and/or to five percent or more of the liquidation proceeds of CB&I N.V. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

      Gift, Estate and Inheritance Taxes. No gift, estate and inheritance taxes will arise in The Netherlands with respect to an acquisition of common shares by way of a gift by, or on the death of, a holder of common shares who is neither a resident nor deemed to be resident in The Netherlands, unless: (i) the holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are or were attributable; or (ii) in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands. For purposes of Netherlands gift, estate and inheritance tax, an individual who holds The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Netherlands gift tax, an individual not holding The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

      Other Netherlands Taxes and Duties. Save for a capital tax which will be payable by CB&I N.V., no registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the common shares.

Dutch Taxation for Resident Shareholders

      The following discussion is intended only for the following shareholders or investors:

•	individuals who are resident or deemed to be resident in The Netherlands for tax purposes or who have opted to be taxed as resident in The Netherlands, excluding (i) individuals who invest in common shares that form part of a substantial interest or a deemed substantial interest in CB&I N.V. or (ii) individuals who are, or are deemed to be, CB&I N.V.’s employees, director or board members or individuals who are, or are deemed to be, employees, directors, board members of companies related to CB&I N.V. (the “Dutch Individuals”); and

•	corporate entities, which term includes associations which are taxable as corporate entities, that are resident or deemed to be resident in The Netherlands for tax purposes, excluding corporate entities that are (i) not subject to Dutch corporate income tax, (ii) exempt from such corporate income tax, including but not limited to pension funds (pensioenfondsen) as defined under Dutch law or (iii) investment institutions (beleggingsinstellingen) as defined under Dutch law.

      Generally, a holder of common shares will not have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, common shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CB&I N.V., or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CB&I N.V., or the ownership of certain profit participating certificates that relate to five per cent or more of the annual profit of CB& N.V. and/or to five per cent or more of the liquidation proceeds of CB&I N.V. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Individual and Corporate Income Tax

      Dutch individuals not engaged in an enterprise. A Dutch individual (i) who holds common shares that are not attributable to an enterprise of which such a Dutch individual derives a share of the profit, whether as an entrepreneur (ondernemer)or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, (ii) who is not performing other activities in respect of the common shares, including but not limited to activities which are beyond the scope of normal investment activities, and (iii) who does not have a substantial interest or a deemed substantial interest in CB&I N.V., generally is subject to income tax at a rate of 30% on a deemed yield of 4% of the average market value of the common shares in any one year.

      Dutch individuals engaged in an enterprise and corporate entities. Any benefits derived or deemed to be derived from common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise of which such a Dutch individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth of such enterprise other than by way of shares, generally are subject to income tax at progressive rates. Any benefits derived or deemed to be derived from shares (including any capital gains realized on the disposal thereof) that are held by a Dutch corporate entity generally are subject to corporate income tax.

      Withholding Tax. Dividends distributed by CB&I N.V. generally are subject to a withholding tax imposed by The Netherlands at a rate of 25% per cent. See “Dutch Taxation for Non-Resident Shareholders — Withholding Tax” above for a definition of “dividends distributed by CB&I N.V.” as used herein.

      Dutch individuals and Dutch corporate entities generally can credit the withholding tax against their Netherlands income tax or corporate income tax liability and generally are entitled to a refund of dividend withholding tax insofar as the withholding tax exceeds their aggregate income tax or corporate income tax liability. In the case of certain holders of common shares subject to Dutch corporate income tax and enjoying the participation exemption, no withholding tax may need to be withheld at all.

      According to an anti-dividend stripping provision, no exemption from, credit, reduction of, or refund of, Netherlands dividend withholding tax will be granted if the ultimate recipient of a dividend paid by CB&I N.V. is not considered to be the beneficial owner of such dividend (see “Dutch Taxation for Non-Resident Shareholders — Withholding Tax” above for a description of who is considered a “beneficial owner”).

      Distribution Tax. In the period from January 1, 2001 up to and including December 31, 2005, CB&I N.V. will be subject to a temporary special distribution tax at a rate of 20% on certain dividends that are qualified as “excessive” (see “Dutch Taxation for Non-Resident Shareholders — Distribution Tax” above for a description of what is considered “excessive”). Certain exceptions exist. To the extent dividends that are subject to this surtax are distributed to certain qualifying shareholders, CB&I N.V. is not required to withhold Netherlands dividend withholding tax.

      Gift, Estate and Inheritance Taxes. Netherlands gift, estate or inheritance taxes may apply to an acquisition of common shares by way of a gift by, or on the death of, a holder of common shares who is resident or deemed to be resident in The Netherlands, including if: (i) the holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are or were attributable; or (ii) in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

      For purposes of Netherlands gift, estate and inheritance tax, an individual who holds The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Netherlands gift tax, an individual not holding The Netherlands nationality will be deemed to be resident in The

Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

      Other Netherlands Taxes and Duties. Save for capital tax which will be payable by CB&I N.V., no registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the common shares.

Certain United States Federal Tax Considerations

      The following discussion contains a description of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares, by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the shares (a “U.S. Holder”). The discussion is based on the Code, regulations, rulings and decisions now in effect, all of which are subject to change, including changes made on a retroactive basis. We have not requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences of the purchase, beneficial ownership and disposition of shares. As a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

      This discussion is not a full description of all tax considerations that may be relevant to ownership of shares or a decision to purchase shares. In particular, the discussion is directed only to U.S. Holders that will hold shares as capital assets and whose functional currency is the U.S. dollar. The discussion does not address the tax treatment of holders that are subject to special tax rules, such as banks, security dealers, dealers in currencies, securities traders who elect to account for their investment in shares on a mark-to-market basis, persons that hold shares as a position in a straddle or conversion transaction, insurance companies, tax-exempt entities and, except as described below, holders of 10% or more of the voting shares of CB&I N.V. The discussion assumes that dividends on our common shares will continue to be paid in U.S. dollars.

      PROSPECTIVE PURCHASERS AND CURRENT HOLDERS OF COMMON SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, BENEFICIAL OWNERSHIP AND DISPOSITION OF SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECT OF ANY STATE, LOCAL OR NATIONAL TAX LAWS.

      Taxation of Dividends. The gross amount of cash or property distributions (including any Netherlands withholding tax deducted therefrom) received with respect to common shares by a U.S. Holder are dividends generally taxable in the United States as ordinary income to the extent of the current and accumulated earnings and profits of CB&I N.V., as determined under U.S. federal income tax principles; however, under recently enacted legislation, with respect to individual taxpayers for taxable years beginning after December 31, 2002 and before January 1, 2009, such dividends are generally only subject to the maximum net capital gains rate of 15% provided certain holding period requirements are satisfied. These dividends are not eligible for the dividends received deduction, which is generally allowed to United States corporate shareholders on dividends which are received from a U.S. corporation.

      Distributions in excess of the current and accumulated earnings and profits of CB&I N.V. will be treated first as nontaxable returns of capital to the extent of such U.S. Holder’s adjusted tax basis in the common shares, and any such distribution in excess of such basis will constitute gain, which gain will be capital gain if the common shares are held as capital assets.

      Subject to certain conditions and limitations, Netherlands taxes withheld in accordance with the Treaty will be treated as a foreign tax that U.S. Holders may elect to deduct in computing their U.S. federal taxable income or credit against their U.S. federal income tax liability. Additional withholding tax, if any, in excess of the rate applicable under the Treaty generally will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. Furthermore, although CB&I NV has determined that it has not been eligible for, or claimed, the Netherlands credit with respect to dividends received from qualifying foreign affiliates, if in the future it should be eligible for such credit, a risk exists that the Internal Revenue Service would reduce the amount of Netherlands taxes withheld from distributions to U.S. Holders that are eligible for U.S. foreign tax credit purposes as the result of such Netherlands credit received by CB&I N.V. For foreign tax credit purposes, dividends paid by CB&I N.V. (except in limited situations) will be foreign source “passive income” or, in the case of certain U.S. Holders, foreign source “financial services income.”

      Foreign tax credits will generally not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. Holder’s reasonably expected economic profit, after non-U.S. taxes, is insubstantial compared to the value of the expected foreign tax credits. U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

      For foreign tax credit purposes, it is likely that 50% or more of our common shares will be treated as directly or indirectly owned by U.S. persons. If so and if 10% or more of CB&I N.V.’s earnings and profits, as calculated under U.S. federal income tax principles, for any taxable year were attributable to sources within the United States, a portion of any dividends paid by CB&I N.V. would be recharacterized as U.S. source income for foreign tax credit purposes. In such a case, it may not be possible for U.S. Holders to claim the full amount of any Netherlands withholding tax as a credit against their U.S. federal income tax liability.

      Sale or Other Disposition of Common Shares. A U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of common shares in an amount equal to the difference between the amount realized from such sale or other disposition and the U.S. Holder’s adjusted tax basis for such common shares. Adjusted tax basis is determined based on several factors, including the initial price paid for the shares and distributions that are treated as nontaxable returns of capital. Such gain or loss will be a capital gain or loss if the common shares are held as a capital asset and will be long-term capital gain or loss if such U.S. Holder’s holding period for the common shares is more than one year. Under recently enacted legislation, long-term capital gain realized by a U.S. Holder who is an individual is generally subject to a maximum rate of 15% for taxable years beginning before January 1, 2009, and a maximum rate of 20% for taxable years beginning after December 31, 2008, with a transitional rule applying for a taxable year that includes May 6, 2003. Gain realized by a U.S. Holder on a sale or other disposition of shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

      Controlled Foreign Corporation Classification. CB&I N.V. will be classified as a controlled foreign corporation for U.S. federal income tax purposes if U.S. 10% Shareholders own more than 50% (by voting power or value) of our stock. In that event, all U.S. 10% Shareholders will be subject to taxation under Subpart F of the Code, including possible taxation of such U.S. 10% Shareholders based on certain income of CB&I N.V. even in the absence of distributions of such income.

      Passive Foreign Investment Company Considerations. A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income for the taxable year is passive income, or (ii) at least 50% of the gross value of its assets on average is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and the excess of gains over losses from certain commodities and securities transactions.

      Based on certain estimates of gross income and gross assets and the nature of our business, CB&I N.V. believes that it will not be classified as a PFIC for its current taxable year. CB&I N.V.’s status in future years will depend on its assets and activities in those years. CB&I N.V. has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. If CB&I N.V. were a PFIC, a U.S. Holder of common shares would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, common shares.

      If CB&I N.V. were a PFIC, a U.S. Holder could make a variety of elections that may alleviate the adverse tax consequences referred to above, and one of these elections may be made retroactively in certain circumstances.

      Backup Withholding and Information Reporting. Information reporting may apply to certain dividends on the common shares and the proceeds of the sale of the common shares paid to U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status. Any amounts withheld under the backup withholding rules will be allowed as a credit against such U.S. Holder’s federal income tax liability and is refundable provided that the required information is furnished to the Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the common share offering contemplated by this prospectus, we will have 45,456,725 shares of our common stock outstanding and 7,572,841 shares reserved for issuance under our employee compensation and stock plans. The 8,592,542 common shares sold in the offering contemplated hereby (9,881,423 if the underwriters’ over-allotment option is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act of 1933, except for any shares purchased by an “affiliate” (as that term is defined in Rule 144 under the Securities Act of 1933 (“Rule 144”)) of the Company, which will be subject to the resale limitations of Rule 144.

      The 8,099,776 remaining shares that First Reserve will hold upon completion of the offering (6,810,895 if the underwriters’ over-allotment option is exercised in full), the 2,000,000 remaining shares held by WEDGE Engineering, the approximately 2,161,530 remaining shares held by our directors and executive officers (based on their holdings on March 1, 2003 and without attributing the shares held by First Reserve to Mr. Guill), and any shares purchased by our affiliates may be sold by the respective holders thereof only pursuant to an effective registration statement under the Securities Act of 1933, pursuant to Rule 144 or in accordance with an exemption under the Securities Act of 1933.

      In general, under Rule 144, a person (including an “affiliate”) who beneficially owns shares that are “restricted securities” as to which at least one year has elapsed since the later of the date of acquisition of such securities from the issuer or from an affiliate of the issuer, and any affiliate who owns shares that are not “restricted securities,” is entitled to sell, within any three-month period, a number of shares that does not exceed (together with any sale by other persons required to be aggregated) the greater of 1% of our then outstanding common shares or the average weekly trading volume in our common shares in composite trading on all exchanges during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated) who is not deemed an “affiliate” of ours and who has beneficially owned restricted securities as to which at least two years have elapsed since the later of the date of the acquisition of such securities from the issuer or from an affiliate of the issuer is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Sales under Rule 144 are also subject to certain manner of sale restrictions, notice requirements and the availability of current public information concerning us.

      In connection with this offering, First Reserve, WEDGE Engineering and our directors and executive officers have entered into agreements restricting their ability to transfer shares of our common stock without the prior written consent of Credit Suisse First Boston LLC, in the case of our directors and officers, or Credit Suisse First Boston LLC and Banc of America Securities LLC, in the case of First Reserve and WEDGE Engineering, for a period of 90 days after the date of this prospectus. See “Underwriting.”

      No prediction can be made as to the effect, if any, that market sales of our common shares, or the availability of such shares for sale, will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated June 26, 2003, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Banc of America Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC	3,265,168
Banc of America Securities LLC	2,491,837
Lehman Brothers Inc.	859,253
BMO Nesbitt Burns Corp.	687,403
First Albany Corporation	429,627
Hibernia Southcoast Capital	429,627
Sanders Morris Harris Inc.	429,627

Total	8,592,542

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      One of the selling shareholders has granted to the underwriters a 30-day option to purchase up to 1,288,881 additional shares from such selling shareholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.652 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/ dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$1.088	$1.088	$$1,088,000	$1,088,000
Expenses payable by us	$.40	$.40	$400,000	$400,000
Underwriting Discounts and Commissions paid by selling shareholders	$1.088	$1.088	$8,260,686	$9,662,988
Expenses payable by the selling shareholders	$.07	$.06	$550,000	$550,000

      The shares of common stock being offered for sale by First Reserve and WEDGE Engineering are included in this offering pursuant to a demand registration request of First Reserve under the First Reserve Shareholder Agreement and pursuant to a piggyback registration request of WEDGE Engineering under a surviving provision of the terminated WEDGE Shareholder Agreement. Pursuant to the First Reserve Shareholder Agreement and the WEDGE Shareholder Agreement, we have agreed to pay $400,000 of registration expenses in connection with the exercise by First Reserve of its demand registration rights and the exercise by the WEDGE Holders of their piggyback registration rights, but excluding (i) any sales commissions or discounts relating to shares being offered by First Reserve or the WEDGE Holders, (ii) any transfer taxes related to such shares and (iii) fees and disbursements of their legal counsel, which are to be paid by each of First Reserve and the WEDGE Holders, respectively.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Banc of America Securities LLC for a period of 90 days after the date of this prospectus, except (i) grants or issuances of options, restricted shares or restricted stock units, performance shares or performance units, or any other common stock issued pursuant to our existing compensation and employee benefit plans, as such plans are in effect as of the date of this prospectus, and (ii) the payment in common stock to our supervisory directors of a portion of their annual directors fees.

      Our executive officers and directors and the selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC (and, in the case of First Reserve and WEDGE, also the prior written consent of Banc of America Securities LLC) for a period of 90 days after the date of this prospectus.

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business for which they have received or would receive customary compensation.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of any action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

NOTICE TO DUTCH RESIDENTS

      This Prospectus is not a prospectus as referred to in article 3, paragraph 2 under b of the Act on the Supervision of Securities Trade 1995 (Wet toezicht effectenverkeer 1995)(“Act”). Dispensations from the prohibition of article 3, paragraph 1 of the Act has been granted by the Netherlands Authority for the Financial Markets on April 3, 2003 under reference PM-KKr-03040140, on May 8, 2003 under reference PM-KKr-03050196 and on June 17, 2003 under reference PM-KKr-03060494.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by DeBrauw Blackstone Westbroek P.C., New York, New York. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

      The consolidated financial statements as of and for the year ended December 31, 2002, included and incorporated by reference in this prospectus and registration statement, and the related consolidated financial statement schedule as of and for the year ended December 31, 2002 incorporated by reference in the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference in the registration statement (which reports express an unqualified opinion and include explanatory paragraphs referring to (i) our change in accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, and (ii) the application of procedures relating to certain adjustments, disclosures and reclassifications of financial statement amounts related to the 2000 and 2001 consolidated financial statements that were audited by other auditors who have ceased operations (Arthur Andersen) and for which Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such adjustments, disclosures and reclassifications), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      However, as a result of the cessation of Arthur Andersen’s practice, we have not obtained the consent of Arthur Andersen to our inclusion or incorporation by reference in this registration statement of their report on our consolidated financial statements for the years ended December 31, 2001 and 2000.

Accordingly, in reliance on Rule 437(a) under the Securities Act, we have dispensed with the requirement to obtain and file Arthur Andersen’s consent. See “Risk Factors — There are Risks Related to Our Previous Use of Arthur Andersen LLP as Our Independent Public Accountant” on page 10 of this prospectus.

AVAILABLE INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual and quarterly reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933 with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. The registration statement and all annual and quarterly reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the SEC’s public reference facility at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

      You can also request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings are also available to you on the Internet website maintained by the SEC at http://www.sec.gov.

      Our common shares are listed on The New York Stock Exchange and reports, proxy statements and other information concerning us can be inspected at The New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference into this prospectus information that we file with the SEC. This means that:

•	we can disclose important information to you by referring to other documents that contain that information;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	any information that we file with the SEC in the future is automatically incorporated into this prospectus and updates and supersedes previously filed information.

      We incorporate by reference into this prospectus (our SEC file number is 1-12815):

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Current Report on Form 8-K dated January 22, 2003;

•	our Current Report on Form 8-K dated May 1, 2003;

•	our Current Report on Form 8-K dated June 16, 2003; and

•	the description of our common shares contained in our Registration Statement on Form 8-A (as amended by Amendment No. 2 dated September 24, 2002).

      All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement and prior to the termination of this offering shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents. If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information, the statement or information incorporated in this prospectus is also modified or superseded in the same manner.

      We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of these documents, other than exhibits to those documents that are not specifically incorporated by reference into the documents. You may request copies by contacting Chicago Bridge & Iron Company, 10200 Grogan’s Mill Road, Suite 300, The Woodlands, Texas 77380, Attention: Investor Relations Department, Telephone: 832-513-1245.

CHICAGO BRIDGE & IRON COMPANY N.V.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company N.V.:

      We have audited the accompanying consolidated balance sheet of Chicago Bridge & Iron Company N.V. (a Netherlands corporation) and Subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the years ended December 31, 2001 and 2000, prior to the revisions discussed in the Notes to the financial statements as indicated below, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 11, 2002.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      As described in Notes 2 and 7 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”.

      As discussed above, the consolidated financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations. Such financial statements have been revised to give effect to the following adjustments and reclassifications:

•	February 10, 2003 stock split (see Note 14). We audited the adjustments described in Note 14 that were applied to revise the 2001 and 2000 financial statements for such stock split. Our audit procedures included (1) comparing the amounts shown in the earnings per share disclosures for 2001 and 2000 to the Company’s underlying accounting analysis obtained from management, (2) comparing the previously reported shares outstanding and income statement amounts per the Company’s accounting analysis to the previously issued financial statements, and (3) recalculating the additional shares to give effect to the stock split and testing the mathematical accuracy of the underlying analysis.

•	Transitional disclosures for adoption of SFAS No. 142 (see Note 7). We audited the adjustments described in Note 7 that were applied to revise the 2001 and 2000 financial statements to include the transitional disclosures required by SFAS No. 142, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 and 2000 included (1) comparing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying SFAS No. 142 (including any related tax effects) to the Company’s underlying analysis obtained from management, (2) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income and the related earnings-per-share amounts and (3) comparing the separate amounts for goodwill and other intangible assets for 2001 to the Company’s underlying analysis obtained from management, and (4) testing the mathematical accuracy of the underlying analysis.

•	Summarized disclosure of defined benefit plans (see Note 11). We audited the adjustments that were applied to revise the 2001 and 2000 financial statements to include combined tabular disclosures of the Company’s defined benefit plans as permitted under SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” as compared to previous tabular presentation of each defined benefit plan. Our audit procedures with respect to the 2001 and 2000 disclosures in Note 11 included (1) comparing the previously reported tabular presentation of each defined benefit plan to a combining schedule prepared by management, and (2) testing the mathematical accuracy of the underlying analysis.

      In our opinion, the adjustments, transitional disclosures and reclassifications to the 2001 and 2000 financial statements and disclosures described above have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments, transitional disclosures and reclassifications, and accordingly, we do not express an opinion or any form of assurance on the 2001 and 2000 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas

February 13, 2003

INFORMATION REGARDING PREDECESSOR INDEPENDENT PUBLIC

ACCOUNTANTS’ REPORTS

      The following report is a copy of a report previously issued by Arthur Andersen LLP (“Andersen”). The report has not been reissued by Andersen. As discussed in Note 7 “Goodwill and Other Intangibles”, the Company has presented the transitional disclosures for 2001 and 2000 required by SFAS No. 142, and as discussed in Note 14 “Shareholders’ Equity”, the Company has adjusted prior periods for the stock split for all periods presented. Additionally, the Company revised the 2001 and 2000 financial statements to include combined tabular disclosures of the Company’s defined benefit plans as permitted under SFAS No. 132. The Andersen report does not extend to these changes to the 2001 and 2000 consolidated financial statements.

To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company N.V.:

      We have audited the accompanying consolidated balance sheets of CHICAGO BRIDGE & IRON COMPANY N.V. (a Netherlands corporation) and SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United States of America and The Netherlands. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHICAGO BRIDGE & IRON COMPANY N.V. and SUBSIDIARIES as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

ARTHUR ANDERSEN

Amsterdam, The Netherlands

February 11, 2002

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	2002	2001	2000

	(In thousands, except share data)
Revenues	$1,148,478	$1,081,824	$611,691
Cost of revenues	992,927	945,048	542,721

Gross profit	155,551	136,776	68,970
Selling and administrative expenses	73,155	67,519	41,913
Intangibles amortization (Note 7)	2,529	5,819	599
Other operating income, net	(1,818)	(691)	(2,401)
Special charges (Note 4)	3,972	9,686	55,664

Income (loss) from operations	77,713	54,443	(26,805)
Interest expense	(7,114)	(8,392)	(5,187)
Interest income	1,595	1,854	430

Income (loss) before taxes and minority interest	72,194	47,905	(31,562)
Income tax (expense) benefit (Note 16)	(20,233)	(13,480)	4,859

Income (loss) before minority interest	51,961	34,425	(26,703)
Minority interest in income	(1,812)	(2,503)	(1,341)

Income (loss) from continuing operations	50,149	31,922	(28,044)

Discontinued operations (Note 5):
Loss from discontinued operations, net of taxes	—	(2,321)	(5,731)
Loss on disposal of discontinued operations, net of taxes	—	(9,898)	—

Net income (loss)	$50,149	$19,703	$(33,775)

Net income (loss) per share (Note 2)
Basic
Income (loss) from continuing operations	$1.16	$0.74	$(1.49)
Loss from discontinued operations	—	(0.28)	(0.31)

Net income (loss)	$1.16	$0.46	$(1.80)

Diluted
Income (loss) from continuing operations	$1.12	$0.71	$(1.49)
Loss from discontinued operations	—	(0.27)	(0.31)

Net income (loss)	$1.12	$0.44	$(1.80)

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(In thousands, except
	share data)
ASSETS
Cash and cash equivalents	$102,536	$50,478
Accounts receivable, net of allowance for doubtful accounts of $2,274 in 2002 and $1,256 in 2001	172,933	144,625
Contracts in progress with earned revenues exceeding related progress billings (Note 6)	76,211	71,549
Deferred income taxes	17,105	20,526
Assets held for sale	1,958	1,958
Other current assets	11,680	17,917

Total current assets	382,423	307,053

Property and equipment, net (Note 8)	109,271	105,998
Long-term receivable (Note 12)	19,785	19,785
Deferred income taxes (Note 16)	8,277	21,475
Goodwill (Note 7)	157,903	138,444
Other Intangibles, net of accumulated amortization of $4,967 in 2002 and $2,438 in 2001 (Note 7)	33,556	35,509
Other non-current assets	29,221	20,001

Total assets	$740,436	$648,265

LIABILITIES
Notes payable (Note 9)	$14	$155
Current maturity of long-term debt (Note 9)	—	5,700
Accounts payable	84,413	73,636
Accrued liabilities (Note 8)	74,655	69,320
Contracts in progress with progress billings exceeding related earned revenues (Note 6)	122,357	99,306
Income taxes payable	5,631	9,154

Total current liabilities	287,070	257,271

Long-term debt (Note 9)	75,000	75,000
Other non-current liabilities (Note 8)	62,461	69,343
Minority interest in subsidiaries (Note 12)	33,758	34,428

Total liabilities	458,289	436,042

Commitments and Contingencies (Note 13)	—	—
SHAREHOLDER’S EQUITY
Common stock, Euro .01 par value; authorized: 80,000,000 in 2002 and 2001; issued: 44,565,172 in 2002 and 2001; outstanding: 44,325,744 in 2002 and 41,959,642 in 2001	210	210
Additional paid-in capital	245,916	241,559
Retained earnings	68,064	23,102
Stock held in Trust (Note 14)	(12,332)	(14,301)
Treasury stock, at cost	(2,836)	(25,279)
Accumulated other comprehensive income (loss) (Note 14)	(16,875)	(13,068)

Total shareholders’ equity	282,147	212,223

Total liabilities and shareholders’ equity	$740,436	$648,265

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2001	2000

	(In thousands)
Cash Flows from Operating Activities
Net income (loss)	$50,149	$19,703	$(33,775)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Special charges, net of deferred income taxes of $1,350, $3,104 and $11,559	2,622	6,582	44,105
Payments related to special charges	(5,954)	(14,785)	(7,069)
Depreciation and amortization	19,661	25,105	16,838
Gain on sale of property and equipment	(1,123)	(691)	(2,401)
Loss on discontinued operations	—	12,219	5,731
Change in operating assets and liabilities (see below)	6,675	60,819	(10,426)

Net cash provided by continuing operating activities	72,030	108,952	13,003

Net cash used in discontinued operating activities	—	(3,156)	(8,918)

Net cash provided by operating activities	72,030	105,796	4,085

Cash Flows from Investing Activities
Cost of business acquisitions, net of cash acquired	(17,588)	(47,848)	(56,469)
Capital expenditures	(23,927)	(8,917)	(6,353)
Proceeds from sale of assets held for sale	—	13,992	—
Proceeds from sale of property and equipment	4,558	2,788	4,915

Net cash used in continuing investing activities	(36,957)	(39,985)	(57,907)

Net cash provided by/(used in) discontinued investing activities	—	4,210	(7,660)

Net cash used in investing activities	(36,957)	(35,775)	(65,567)
Cash Flows from Financing Activities
Decrease in notes payable	(5,841)	(721)	(578)
Proceeds from private placement	—	75,000	—
Net (repayment)/borrowing under revolving credit facility	—	(96,100)	71,100
Issuance of common stock	25,207	45,920	—
Purchase of treasury stock	(668)	(49,103)	(18,757)
Issuance of treasury stock	3,474	3,197	1,060
Dividends paid	(5,187)	(5,227)	(2,220)

Net cash provided by/(used in) continuing financing activities	16,985	(27,034)	50,605

Net cash provided by discontinued financing activities	—	—	13

Net cash provided by/(used in) financing activities	16,985	(27,034)	50,618

Increase/(decrease) in cash and cash equivalents	52,058	42,987	(10,864)
Change in cash and cash equivalents of discontinued operations	—	40	(42)
Cash and cash equivalents, beginning of the year	50,478	7,451	18,357

Cash and cash equivalents, end of the year	$102,536	$50,478	$7,451

Change in Operating Assets and Liabilities
(Increase)/decrease in receivables, net	$(26,874)	$36,854	$8,247
Decrease/(increase) in contracts in progress, net	18,389	39,120	(3,602)
Increase/(decrease) in accounts payable	10,690	(16,100)	(2,386)

Change in contract capital	2,205	59,874	2,259
Decrease/(increase) in other current assets	6,559	(8,677)	(1,544)
Increase/(decrease) in income taxes payable and deferred income taxes	9,711	9,769	(3,118)
Increase/(decrease) in accrued and other non-current liabilities	197	6,829	(7,039)
Increase in other	(11,997)	(6,976)	(984)

Total	$6,675	$60,819	$(10,426)

Supplemental Cash Flow Disclosures
Cash paid for interest	$7,750	$6,851	$5,921
Cash paid for income taxes	8,450	2,258	7,140

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

									Accumulated
	Common Stock				Stock Held in Trust		Treasury Stock		Other
			Additional						Comprehensive	Total
	Number of		Paid-In	Retained	Number of		Number of		Income	Shareholders’
	Shares	Amount	Capital	Earnings	Shares	Amount	Shares	Amount	(Loss)	Equity

	(In thousands)
Balance at January 1, 2000	20,546	$67	$93,393	$44,621	1,411	$(12,700)	2,045	$(13,729)	$(7,242)	$104,410
Comprehensive (loss)	—	—	—	(33,775)	—	—	—	—	(2,630)	(36,405)
Dividends to common shareholders	—	—	—	(2,220)	—	—	—	—	—	(2,220)
Long-Term Incentive Plan amortization	—	—	2,969	—	—	—	—	—	—	2,969
Issuance of common stock for acquisition	16,293	35	104,655	—	—	—	—	—	—	104,690
Issuance of common stock to Trust	600	1	4,457	—	600	(4,458)	—	—	—	—
Stock held in Trust	—	—	35	—	4	(35)	—	—	—	—
Purchase of treasury stock	(2,367)	—	—	—	—	—	2,367	(18,757)	—	(18,757)
Issuance of treasury stock	386	—	(2,037)	—	—	—	(386)	3,097	—	1,060
Cancellation of treasury stock	—	(12)	(29,152)	—	—	—	(3,999)	29,164	—	—

Balance at December 31, 2000	35,458	91	174,320	8,626	2,015	(17,193)	27	(225)	(9,872)	155,747
Comprehensive income (loss)	—	—	—	19,703	—	—	—	—	(3,196)	16,507
Dividends to common shareholders	—	—	—	(5,227)	—	—	—	—	—	(5,227)
Long-Term Incentive Plan amortization	—	—	1,125	—	—	—	—	—	—	1,125
Issuance of common stock for acquisition	11,412	24	89,953	—	—	—	—	—	—	89,977
Conversion of common stock to Euro	—	106	(106)	—	—	—	—	—	—	—
Issuance of treasury stock to Trust	94	—	508	—	94	(1,310)	(94)	802	—	—
Release of Trust shares	—	—	(4,202)	—	(508)	4,202	—	—	—	—
Purchase of treasury stock	(5,372)	—	—	—	—	—	5,372	(49,103)	—	(49,103)
Issuance of treasury stock	368	—	(50)	—	—	—	(368)	3,247	—	3,197
Cancellation of treasury stock	—	(11)	(19,989)	—	—	—	(2,332)	20,000	—	—

Balance at December 31, 2001	41,960	210	241,559	23,102	1,601	(14,301)	2,605	(25,279)	(13,068)	212,223
Comprehensive income (loss)	—	—	—	50,149	—	—	—	—	(3,807)	46,342
Dividends to common shareholders	—	—	—	(5,187)	—	—	—	—	—	(5,187)
Long-Term Incentive Plan amortization	—	—	756	—	—	—	—	—	—	756
Issuance of treasury stock to Trust	43	—	88	—	43	(641)	(43)	553	—	—
Release of Trust shares	—	—	(2,610)	—	(194)	2,610	—	—	—	—
Purchase of treasury stock	(50)	—	—	—	—	—	50	(668)	—	(668)
Issuance of treasury stock	2,373	—	6,123	—	—	—	(2,373)	22,558	—	28,681

Balance at December 31, 2002	44,326	$210	$245,916	$68,064	1,450	$(12,332)	239	$(2,836)	$(16,875)	$282,147

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1.     Organization and Nature of Operations

      Organization — Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Netherlands and Subsidiaries, is a global specialty engineering, procurement and construction company serving customers in several primary end markets, including hydrocarbon refining, natural gas, water and the energy sector in general. We have been helping customers store and process the earth’s natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement construction and maintenance services including hydrocarbon processing plants, liquefied natural gas (LNG) terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. We have been continuously engaged in the engineering and construction industry since our founding in 1889. Our subsidiary Howe-Baker International, L.L.C., acquired in 2000, is a global technology company specializing in the engineering and construction of hydrocarbon processing plants for customers in the refining, petrochemical and natural gas industries, which was organized and began operations in 1947.

      Nature of Operations — Projects for the worldwide petroleum and petrochemical industry accounted for a majority of our revenues in 2002, 2001 and 2000. Numerous factors influence capital expenditure decisions in this industry, which are beyond our control. Therefore, no assurance can be given that our business, financial condition and results of operations will not be adversely affected because of reduced activity due to the price of oil or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

2.     Significant Accounting Policies

      Basis of Accounting and Consolidation — These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include all majority owned subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation. Investments in non-majority owned affiliates are accounted for by the equity method. For the years ended 2002 and 2001 we did not have any non-majority owned affiliates.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities, and the reported amounts of revenues and expenses. We believe the most significant estimates and assumptions are associated with revenue recognition on engineering and construction contracts, recoverability tests that must be periodically performed with respect to goodwill and intangible asset balances, valuation of accounts receivable and deferred taxes, as well as the determination of liabilities related to self insurance programs. If the underlying estimates and assumptions, upon which the financial statements are based, change in the future, actual amounts may differ from those included in the accompanying consolidated financial statements.

      Revenue Recognition — Revenues are recognized using the percentage-of-completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. We follow the guidance of the Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and claim recognition. The use of estimated cost to complete each contract, while the most widely recognized method used for percentage-of-completion accounting is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

      Contract revenue reflects the original contract price adjusted for agreed upon change orders and estimated minimum recoveries of claims. At December 31, 2002 and 2001, we had net outstanding claims recognized of $5,946 and $5,400, respectively. Losses expected to be incurred on contracts in progress are charged to income as soon as such losses are known.

      A significant portion of our work is performed on a fixed price or lump sum basis. The balance of projects is primarily performed on variations of cost reimbursable and target price approaches. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms. Cost of revenues includes direct contract costs such as material and construction labor, and indirect costs which are attributable to contract activity.

      Precontract Costs — Precontract costs are generally charged to cost of revenues as incurred, but, in certain cases, may be deferred to the balance sheet if specific probability criteria are met. There were no precontract costs deferred as of December 31, 2002 or 2001.

      Research and Development — Expenditures for research and development activities, which are charged to expense as incurred, amounted to $3,056 in 2002, $1,650 in 2001 and $1,570 in 2000.

      Depreciation and Amortization — Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 2 to 20 years. Renewals and betterments, which substantially extend the useful life of an asset, are capitalized and depreciated. Depreciation expense was $17,132 in 2002, $19,286 in 2001 and $16,239 in 2000.

      Goodwill is no longer amortized in accordance with SFAS No. 142 (see “New Accounting Standards” below). Finite-lived other intangibles are amortized on a straight-line basis over 3 to 15 years, while other intangibles with indefinite useful lives are not amortized.

      Impairment of Long-Lived Assets — Management reviews goodwill and indefinite lived intangibles for impairment at least annually, or whenever circumstances indicate that the carrying amount may not be recoverable. When an evaluation is performed, the estimated cash flows associated with the asset are compared to the asset’s carrying amount to determine if impairment exists.

      Management reviews tangible assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the estimated cash flows associated with the asset will be compared to the asset’s carrying amount to determine if impairment exists. See Note 7 for additional discussion relative to intangibles impairment testing.

      Per Share Computations — Basic earnings per share (EPS) is calculated by dividing income (loss) from continuing operations, income (loss) from discontinued operations and net income (loss) by the weighted average number of common shares outstanding for the period, which includes stock held in trust. Diluted EPS reflects the assumed conversion of all dilutive securities, consisting of employee stock options, restricted shares, directors deferred fee shares and warrants. Excluded from our per share calculation for 2002 were 357,714 shares, as they were considered antidilutive.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following schedule reconciles the income and shares utilized in the basic and diluted EPS computations:

	2002	2001	2000

Income (loss) from continuing operations	$50,149	$31,922	$(28,044)
Loss from discontinued operations	—	(12,219)	(5,731)

Net income (loss)	50,149	19,703	(33,775)

Weighted average shares outstanding — basic	43,176,888	43,249,692	18,811,578
Effect of stock options	1,503,004	1,363,598	*
Effect of restricted shares	9,480	44,848	*
Effect of directors deferred fee shares	47,166	40,662	*
Effect of warrants	—	35,030	—
Effect of performance shares	—	—	*

Weighted average shares outstanding — diluted	44,736,538	44,733,830	18,811,578

Net income (loss) per share
Basic
Income (loss) from continuing operations	$1.16	$0.74	$(1.49)
Loss from discontinued operations	—	(0.28)	(0.31)

Net income (loss)	$1.16	$0.46	$(1.80)

Diluted
Income (loss) from continuing operations	$1.12	$0.71	$(1.49)*
Loss from discontinued operations	—	(0.27)	(0.31)*

Net income (loss)	$1.12	$0.44	$(1.80)*

*	In 2000, the effect of stock options, restricted shares, directors deferred fee shares and performance shares were not included in the calculation of diluted earnings per share as they were antidilutive due to the net loss for the year.

      Cash Equivalents — Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

      Concentrations of Credit Risk — The majority of accounts receivable and contract work in progress are from clients in the petroleum and petrochemical industries around the world. Most contracts require payments as projects progress or in certain cases advance payments. We generally do not require collateral, but in most cases can place liens against the property, plant or equipment constructed or terminate the contract if a material default occurs. We maintain reserves for potential credit losses.

      Foreign Currency — The nature of our business activities involves the management of various financial and market risk, including those related to changes in currency exchange rates. The primary effects of foreign currency translation adjustments are recognized in shareholders’ equity in accumulated other comprehensive income (loss) as cumulative translation adjustment, net of tax. Foreign currency exchange gains/(losses) are included in the consolidated statements of income, and were $2,340 in 2002, $128 in 2001 and $1,481 in 2000.

      Financial Instruments — Although we do not engage in currency speculation, we periodically use forward contracts to mitigate certain operating exposures, as well as hedge intercompany loans utilized to

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

finance non-U.S. subsidiaries. Gains or losses on these forward contracts are included in the consolidated statements of income. Our other financial instruments are not significant.

      Stock Plans — We account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock, subject to any vesting provisions. See Note 15 for additional discussion relative to our stock plans.

      Had compensation expense for the Employee Stock Purchase Plan and stock options granted under the Incentive Plans been determined consistent with the fair value method of FASB Statement No. 123 (using the Black-Scholes pricing model), our net income and net income per common share would have been reduced to the following pro forma amounts:

	2002	2001	2000

Net Income (Loss)
As reported from continuing operations	$50,149	$31,922	$(28,044)
As reported from discontinued operations	—	(12,219)	(5,731)

As reported from net income	50,149	19,703	(33,775)

Pro forma from continuing operations	46,661	28,652	(29,206)
Pro forma from discontinued operations	—	(12,219)	(5,731)

Pro forma net income	46,661	16,433	(34,937)

Net Income (Loss) Per Share — Basic
As reported from continuing operations	$1.16	$0.74	$(1.49)
As reported from discontinued operations	—	(0.28)	(0.30)

As reported net income	1.16	0.46	(1.80)

Pro forma from continuing operations	1.08	0.66	(1.55)
Pro forma from discontinued operations	—	(0.28)	(0.30)

Pro forma net income	1.08	0.38	(1.85)

Net Income (Loss) Per Share — Diluted
As reported from continuing operations	$1.12	$0.71	$(1.49)
As reported from discontinued operations	—	(0.27)	(0.31)
As reported net income	1.12	0.44	(1.80)

Pro forma from continuing operations	1.04	0.64	(1.55)
Pro forma from discontinued operations	—	(0.27)	(0.30)

Pro forma net income	1.04	0.37	(1.85)

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Using the Black-Scholes option-pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:

	2002	2001	2000

Risk-free interest rate	4.74%	5.18%	5.44%
Expected dividend yield	0.86%	0.97%	1.45%
Expected volatility	42.73%	42.27%	41.03%
Expected life in years	6	10	10

      Income Taxes — The accompanying financial statements have been prepared under SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

      Reclassification of Prior Year Balances — Certain prior year balances have been reclassified to conform with the current year presentation.

      New Accounting Standards — In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standard (“SFAS”) No. 141 “Business Combinations” (“SFAS No. 141”) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”). These pronouncements changed the accounting for business combinations, goodwill and intangible assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 were effective for any business combination accounted for by the purchase method that was completed after June 30, 2001. SFAS No. 142 states goodwill and indefinite-lived intangible assets are no longer amortized to earnings, but instead are reviewed for impairment at least annually. The amortization of existing goodwill and indefinite-lived intangible assets at June 30, 2001 has ceased at January 1, 2002. Goodwill on acquisitions completed subsequent to June 30, 2001, is not amortized. Our adoption of SFAS No. 142 resulted in no goodwill and indefinite-lived intangibles amortization in 2002 compared with $4,196 in 2001 and $587 in 2000. In connection with the adoption of these statements during the first quarter of 2002, we completed our goodwill impairment assessment and concluded that no transitional impairment charge was necessary. Also, as of September 30, 2002, we completed our annual impairment assessment and concluded that no impairment charge was necessary. See Note 7 for additional discussion relative to our annual impairment assessment.

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets’ retirement costs. The new standard was effective January 1, 2003, and is not anticipated to have a significant impact on our financial condition or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement addresses financial accounting and reporting for the impairment and/or disposal of long-lived assets. We adopted this statement effective January 1, 2002, and determined that it did not have a significant impact on our financial statements as of that date.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections.” The purpose of this statement is to update,

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

clarify and simplify existing accounting standards. We adopted this statement effective April 1, 2002, and determined that it did not have a significant impact on our financial statements.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 replaces Issue 94-3. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This statement is effective for our fiscal year beginning January 1, 2003.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends SFAS No. 123, “Accounting for Stock-Based Compensation.” This standard permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. We will continue to apply Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for stock options. The amended disclosure requirements of SFAS No. 148 have been incorporated into Note 15 to the Consolidated Financial Statements.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation of SFAS No. 5, 57 and 107, and rescission of FASB Interpretation No. 34 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are applicable for financial statements of interim or annual periods ending after December 15, 2002. See Note 13 for the disclosure of guarantor relationships.

3.     Acquisitions

      On February 5, 2002, we purchased the assets and assumed certain liabilities of TPA, Inc. for $4,658. The acquired business is a full-service engineering/procurement/construction company specializing in sulfur removal and recovery technologies for the refining, gas processing and chemical manufacturing industries. The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition and the balance of approximately $3,360 and $1,200 was recorded as goodwill and other intangibles, respectively. Financial information has not been disclosed separately as the amounts were not material to our overall financial condition or results of operations.

      The balances included in the Consolidated Balance Sheets related to acquisitions completed in the last year are based upon preliminary information and are subject to change when additional information concerning final asset and liability valuations is obtained. Material changes to the preliminary allocations are not anticipated.

      Also during 2002, we increased our purchase consideration by $7,596 related to contingent earnout obligations associated with the Howe-Baker acquisition and $5,334 for final purchase price adjustments related to the PDM Divisions acquisition discussed below (see also Note 7).

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On November 30, 2001, we purchased Morse Construction Group, Inc. (“Morse”) for approximately $3,000. The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition and the balance of approximately $1,366 was recorded as goodwill. Morse designs, fabricates and erects steel structures, including storage tanks. This acquisition enables us to continue to grow our U.S. water and industrial tank business and provides us with access to a geographic area where we expect to establish a stronger presence. Financial information has not been disclosed separately as the amounts were not material to our overall financial condition or results of operations.

      On February 7, 2001, we purchased substantially all of the assets (the “Assets”) of the Pitt-Des Moines, Inc. (“PDM”) Divisions. The Divisions have been integrated with our current business units and the Assets continue to be used in the same lines of business. Our integrated groups adopted the names previously used by the Divisions. The Engineered Construction Division, headquartered in Houston, engineers, fabricates and constructs storage tanks and systems, process systems, and unique plate structures for the petroleum, petrochemical, cryogenic, liquid natural gas, defense and aerospace industries. The Water Division, headquartered in Pittsburgh, designs, fabricates and constructs water storage tanks including conventional styles such as ground storage reservoirs and standpipes, steel elevated tanks and composite elevated tanks as well as unique projects involving one-of-a-kind tanks designed for specific applications.

      Under the terms of the transaction, which was negotiated based on our stock prices prevailing during the 45 days before closing, we provided consideration of 5,696,344 shares of our stock (including 565,150 collar shares for price protection, if required) and $40,000 in cash. PDM was obligated to remit to us net proceeds from the disposition of these shares in excess of $44,000. The source of funds for the cash portion of the purchase price was a private placement of 1,675,384 shares of our stock to Farinvest, Ltd., an affiliate of WEDGE Group Incorporated (“WEDGE”), (for a price of $13,600) and 3,247,692 shares of our stock plus a warrant to purchase 503,196 shares of our stock at an exercise price of Guilders (“NLG”) .01 per share to First Reserve Fund VIII, L.P. (“First Reserve”) (for a total price of $26,400), plus a warrant for 500,000 shares of our stock, subject to decrease depending on the number of shares repurchased from PDM by us prior to June 30, 2001. Shareholder agreements with PDM, WEDGE and First Reserve included standstill provisions, registration rights and restrictions with respect to voting rights. First Reserve exercised the warrant to purchase 503,196 shares on February 22, 2001. On March 15, 2001, we called 1,049,562 shares from PDM priced at $9,000 and a return of the 565,150 collar shares issued for price protection. We sold these 1,614,712 shares at $8.88 (less expenses), based on an agreement entered into on February 23, 2001, to an unaffiliated group of investors for a total price of $14,300. Under a shareholder agreement with PDM entered into concurrently with the acquisition of the PDM Divisions, PDM had the right to require us to repurchase the remaining 4,081,632 shares at $8.58 per share, for a total price of $35,000. We had certain rights to call these shares prior to June 28, 2001. We repurchased these shares from PDM in June 2001 for $35,000. We funded the purchase in part from the proceeds of the sale and leaseback of our administrative office. This acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $48,345 was recorded as goodwill and $387 as other intangibles. Goodwill was amortized on a straight-line basis over 40 years through December 31, 2001. The PDM Divisions are included in our results of operations effective February 1, 2001. The pro forma results for the year ended December 31, 2001, assuming the acquisition had been made at the beginning of the year, would not be materially different from reported results.

      The following presents our (unaudited) pro forma results of operations for the year ended December 31, 2000 as if the PDM Divisions had been combined as of January 1, 2000. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the acquisition been made as of January 1, 2000 or results which may occur in the future. These results also include the pro forma amounts from the Howe-Baker acquisition.

Pro Forma
Year Ended
December 31, 2000

(Unaudited)
Revenues	$1,061,174
Loss from continuing operations	(15,809)
Loss per share from continuing operations
Basic	$(0.35)
Diluted	(0.35)

      On December 28, 2000, we acquired Howe-Baker International, L.L.C. from WEDGE, a private investment firm that owned 100% of Howe-Baker. Howe-Baker is a leading U.S.-based engineering and construction firm specializing in the design and construction of hydrocarbon processing plants for customers in the refining, petrochemical and natural gas processing industries. Under the terms of the transaction, we paid $28,000 in cash, issued 16,293,330 shares (valued at $104,990 at $6.4438 per share) to WEDGE and assumed certain liabilities (including $5,700 in long-term debt). These consideration amounts exclude the value of future earnout obligations assumed in the transaction. Under the purchase agreement, an upward adjustment in purchase price of $15,000 was made based on the actual level of cash in Howe-Baker working capital on the closing date. Immediately following the transaction, WEDGE sold 8,646,666 shares of our stock to First Reserve at a price of $8.13 per share. First Reserve purchased an additional 1,060,000 shares from WEDGE for which we provided a warrant to First Reserve for the purchase of 164,236 shares of our stock at an exercise price of NLG .01 per share. Shareholder agreements with WEDGE and First Reserve include board representations, standstill provisions, registration rights and restrictions with respect to voting rights. The cash portion of the purchase price was funded out of borrowings under our revolving credit facility. This acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $91,400 was recorded as goodwill and $37,300 as other intangibles. Goodwill was amortized on a straight-line basis over 40 years through December 31, 2001. The results of operations for Howe-Baker are included in our results of operations effective January 1, 2001.

      The following presents our (unaudited) pro forma results of operations for the year ended December 31, 2000 as if Howe-Baker had been combined as of January 1, 2000. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had the acquisition been made as of January 1, 2000 or of results which may occur in the future.

Pro Forma
Year Ended
December 31, 2000

(Unaudited)
Revenues	$848,560
Loss from continuing operations	(19,239)
Loss per share from continuing operations
Basic	$(0.55)
Diluted	(0.55)

      On May 17, 2000, we purchased the assets and assumed certain liabilities of Pacific Pure Water Asia Pte Ltd. (“Pacific Pure”) for approximately $2,300. Pacific Pure provides ultra pure systems for customers

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the microelectronics, pharmaceutical and biotechnology industries. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $1,800 was recorded as goodwill. This acquisition was accounted for under the purchase method of accounting. Goodwill was amortized on a straight-line basis over seven years through December 31, 2001. Pro forma financial information has not been presented, as the amounts were not significant. These operations were part of our UltraPure Systems business that were discontinued during 2001 (Note 5).

      On January 28, 2000, we purchased the assets and assumed certain liabilities of the business now known as CB&I Trusco Tank (“Trusco”) for approximately $9,400. Trusco designs, fabricates and erects steel structures, including storage and shop-built tanks, and services municipal and industrial customers primarily in the water, wastewater and petroleum markets on the U.S. West Coast. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $1,500 was recorded as goodwill. This acquisition was accounted for under the purchase method of accounting. Goodwill was amortized on a straight-line basis over 40 years through December 31, 2001. Pro forma financial information has not been presented, as the amounts were not significant.

4.     Special Charges

      We record costs for special charges in accordance with EITF 94-3. Moving, replacement personnel and integration costs are recorded as special charges as incurred. Our accrued expense balances and activity relating to special charges for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Personnel	Facilities		Tuban Project
	Costs	and Other	Integration	Valuation Allowance	Total

Special charges	$22,182	$5,282	$—	$28,200	$55,664
Cash Payments	(6,646)	(423)	—	—	(7,069)
Non-cash activities	(4,662)	(4,021)	—	(28,200)	(36,883)

Balance at December 31, 2000	$10,874	$838	$—	$—	$11,712
Special charges	5,697	2,819	1,170	—	9,686
Cash payments	(12,671)	(944)	(1,170)	—	(14,785)
Non-cash activities	911	(1,429)	—	—	(518)

Balance at December 31, 2001	$4,811	$1,284	$—	$—	$6,095
Special charges	3,428	18 (1)	526	—	3,972
Cash payments	(4,618)	(810)	(526)	—	(5,954)

Balance at December 31, 2002	$3,621	$492	$—	$—	$4,113

(1)	Includes a $360 non-cash credit associated with the sale of our XL Technology Systems, Inc. subsidiary as described below.

      Personnel Costs — Personnel costs include severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and a voluntary resignation offer (the “Offer”); as more fully described below. During 2002, we recorded personnel costs of $3,428, primarily consisting of $2,688 to relocate our Plainfield, Illinois administrative office to The Woodlands, Texas (“the Move”), $360 of costs to relocate our welding lab facility personnel from Houston, Texas to Plainfield, Illinois, and $270 of additional costs relative to the Offer. Accrued expenses of $522 associated with the Move are anticipated to be paid during 2003, while obligations of $808 and $2,229 associated with the Offer are anticipated to be paid during 2003 and 2004, respectively. During 2001, we recorded charges for personnel costs of

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$5,271 related to the Move, including costs associated with the separation of senior executives who elected not to relocate, as well as moving-related (including a $1,089 non-cash charge related to interest-free loans to senior executives for relocation home purchases) and severance expenses. Personnel moving and replacement costs were expensed as incurred and totaled $1,334. We charged $2,014 of severance for the involuntary termination of approximately 50 employees in the United States and 18 employees in non-U.S. operations and personal moving expenses during 2001. We had anticipated the wind-up of a defined benefit plan during 2000; however, market and cost considerations resulted in the reversal of this decision and the $2,000 non-cash charge during the fourth quarter of 2001. In connection with the Offer, $412 of additional charges were incurred during 2001.

      In October 2000, we presented the Offer to 156 of our U.S. and U.S. expatriate salaried employees who had accumulated a combination of years of service and age that added up to at least 80. We recorded a special charge in the fourth quarter of $13,400 ($127 non-cash) for the anticipated payments associated with 107 employees accepting the Offer. The remaining Offer liability accrued in 2000 was substantially paid during 2001. In 2000, we recorded severance and other charges of $4,277 ($30 non-cash) reflecting our commitment to plans primarily associated with our integration of Howe-Baker. The plans included reorganization costs, primarily severance related. Severance charges related to the involuntary termination of approximately 48 employees in the United States and 120 employees in non-U.S. operations. The $4,505 of other benefits-related charges included non-cash costs of $2,505 related to our Long-Term Incentive Plan resulting from change of control provisions triggered as a result of our acquisition of Howe-Baker. The remaining $2,000 non-cash charge was attributable to our anticipated wind-up of a defined benefit plan.

      Facilities and Other — Facilities and other include charges related to the sale, closure, downsizing or relocation of operations. During 2002, we recorded facility and other costs of $378, which included $191 to relocate our welding lab facility from Houston, Texas to Plainfield, Illinois and $116 to move our Fairbanks, Texas administrative facility offices to The Woodlands, Texas. Also during 2002, we recorded income of $360 in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. The remaining accrued expense balance is anticipated to be paid during 2003. During the fourth quarter of 2000 we recorded charges of $5,282, reflecting our commitment to downsize or lower costs at five facilities worldwide and other exit costs including non-cash asset write-downs of $4,021 and lease terminations of $188. The net carrying amount for these assets was $15,235 at December 31, 2000. Facility moving costs were expensed as incurred and totaled $423. During the second quarter of 2001, we completed the sale and leaseback of our Plainfield, Illinois administrative office, one of the three facilities anticipated to be sold at December 31, 2000. Two facilities remain unsold at December 31, 2002. The net carrying amount for these assets was $2,782 at December 31, 2002. We anticipate selling these assets in 2003 or 2004. The relocation from the two leased facilities was completed during 2001. We incurred charges of $1,219 (including a $171 non-cash reduction to asset write-downs and $38 for lease terminations) during 2001 related to the five facilities previously discussed and two additional relocations. Facility moving costs were expensed as incurred and totaled $920. In the fourth quarter of 2001, we recorded a non-cash charge of $1,600 for the anticipated sale of our XL Technology Systems, Inc. subsidiary to management employees, which was completed in the first quarter of 2002.

      Integration — During 2002, we recorded integration costs of $526, which included $216 to integrate our safety program with the acquired PDM Divisions and $289 to integrate our engineering practices with those of the acquired PDM Divisions. These costs were expensed as incurred. In 2001, we recorded charges of $1,170 relative to these initiatives. No further integration costs relative to the PDM Divisions acquisition are anticipated to be incurred in 2003.

      Tuban Project Valuation Allowance — In November 2000, we were carrying a net $28,200 long-term receivable on our balance sheet related to the Tuban (T.P.P.I.) Project, which is located in Indonesia, and

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

had approximately $50,000 remaining in our backlog for the Tuban Project. We recognized a charge of $28,200 in the fourth quarter of 2000 as a full valuation allowance against this net long-term receivable and removed the $50,000 for the Tuban Project from our backlog as we determined that the realizability of this long-term receivable and backlog was no longer probable. This decision was based on our assessment of the status of the Tuban Project and the extended period of time that the Tuban Project had been suspended. While we continue to believe the Tuban Project could return to viability with improvement in the political situation, we further believe that it was appropriate to establish this valuation allowance to properly reflect the current status in our financial statements.

5.     Discontinued Operations

      During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems (“UPS”), due primarily to continuing weak market conditions in the microelectronics industry. The losses from discontinued operations for the year ended December 31, 2001 were $2,321 (net of tax benefit of $355) and for the year ended December 31, 2000 were $5,731 (net of tax benefit of $2,161). The loss on disposal of discontinued operations of $9,898 (net of tax benefit of $2,338) includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. Revenues for these operations were $15,913 for the year ended December 31, 2001 and $22,417 for the year ended December 31, 2000. As a result of these operations being classified as discontinued, prior periods have been previously restated.

      We sold our UPS Puerto Rican subsidiary to former management in July 2001 and sold the business assets and operations of UPS’s North Carolina operations in August 2001. Our actions necessary to discontinue UPS were essentially complete at December 31, 2001.

6.     Contracts in Progress

      Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of revenues recognized for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over revenues recognized on contracts in progress is reported as a current liability as follows:

	2002	2001

Contracts in Progress
Revenues recognized on contracts in progress	$2,019,931	$1,762,129
Billings on contracts in progress	(2,066,077)	(1,789,886)

	$(46,146)	$(27,757)

Shown on balance sheet as:
Contracts in progress with earned revenues exceeding related progress billings	$76,211	$71,549
Contracts in progress with progress billings exceeding related earned revenues	(122,357)	(99,306)

	$(46,146)	$(27,757)

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Goodwill and Other Intangibles

Goodwill

      General — At December 31, 2002 and 2001, our goodwill balance was $157,903 and $138,444, respectively, attributable to the excess of the purchase price over the fair value of assets acquired relative to acquisitions within our North America segment.

      Aggregate goodwill acquired during 2002 of $21,058 primarily relates to the purchase of TPA, final adjustments to the purchase price allocation for the PDM Divisions and Morse, and contingent earnout obligations associated with the Howe-Baker acquisition. Accumulated amortization of goodwill at December 31, 2001 was $6,749.

      Impairment Testing — Under the provisions of SFAS No. 142, goodwill balances were required to be tested based upon a transitional impairment test in the first interim period in which this statement was initially applied. In connection with the adoption of this statement during the first quarter of 2002, we completed our goodwill impairment assessment and concluded that no transitional impairment charge was necessary. In addition to the transitional impairment test, SFAS No. 142 requires the performance of an annual goodwill impairment test in the year that this statement is initially applied in its entirety. We elected to perform our annual impairment test as of September 30, 2002 and determined that no impairment charge was necessary. Impairment testing was accomplished by comparing an estimate of discounted future cash flows to the net book value of each reporting unit. Multiples of each reporting unit’s EBITDA were also utilized in our analysis as a comparative measure.

      Pro Forma Information — The following table provides comparative results for the years ended December 31, 2002, 2001, and 2000 for the effects resulting from our adoption of SFAS No. 142:

	2002	2001	2000

Net income	$50,149	$19,703	$(33,775)
Add back: Goodwill and other indefinite lived intangibles amortization (Net of taxes of $1,469 and $205)	—	2,727	382

Pro forma net income	$50,149	$22,430	$(33,393)

Net income per share
Basic:
Net income	$1.16	$0.46	$(1.80)
Goodwill and other indefinite lived intangibles amortization, net of taxes	—	0.06	0.02

Pro forma net income	$1.16	$0.52	$(1.78)

Diluted:
Net income	$1.12	$0.44	$(1.80)
Goodwill and other indefinite lived intangibles amortization, net of taxes	—	0.06	0.02

Pro forma net income	$1.12	$0.50	$(1.78)

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Intangible Assets

      In accordance with SFAS No. 142, the following table provides information concerning our other intangible assets for the years ended December 31, 2002 and 2001:

	2002		2001

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets
Technology (3 to 11 years)	$6,221	$(2,487)	$5,021	$(1,188)
Non-compete agreements (4 to 8 years)	4,810	(1,766)	4,810	(883)
Strategic alliances, customer contracts, patents (3 to 11 years)	2,775	(714)	2,775	(367)

Total	$13,806	$(4,967)	$12,606	$(2,438)

Unamortized intangible assets
Tradenames	$24,717		$25,341

      The change in other intangibles compared with 2001 primarily relates to the purchase of TPA and final adjustments to the purchase price allocation for prior acquisitions. Intangible amortization for the years ended 2002, 2001 and 2000 were $2,529, $1,623 and $12 respectively. For the years ended 2003, 2004, 2005, 2006 and 2007, amortization of existing intangibles is anticipated to be $2,513, $1,830, $1,554, $687 and $687, respectively.

8.     Supplemental Balance Sheet Detail

	2002	2001

Components of Property and Equipment
Land and improvements	$20,837	$14,604
Buildings and improvements	40,421	34,362
Plant and field equipment	130,103	128,459

Total property and equipment	191,361	177,425
Accumulated depreciation	(82,090)	(71,427)

Net property and equipment	$109,271	$105,998

Components of Accrued Liabilities
Payroll, vacation, bonuses and profit-sharing	$25,225	$22,422
Self-insurance/retention reserves	8,199	6,643
Interest payable	3,169	3,507
Postretirement benefit obligations	4,237	2,711
Pension obligation	1,880	1,817
Discontinued operations, net	1,367	1,450
Voluntary resignation offer	3,099	1,170
Contract cost and other accruals	27,479	29,600

Accrued liabilities	$74,655	$69,320

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001

Components of Other Non-Current Liabilities
Postretirement benefit obligations	$27,902	$29,443
Self-insurance/retention reserves	13,046	12,193
Pension obligation	9,476	10,692
Other	12,037	17,015

Other non-current liabilities	$62,461	$69,343

9. Debt

      The following summarizes our outstanding debt at December 31:

	2002	2001

Current:
Notes:
Notes payable	$14	$155
6.0% Notes payable with accrued interest and principal due June 2002	—	5,700
Revolving credit facilities:
$50.0 million 364-day revolver expiring August 2003. Interest at prime plus a margin or the British Bankers Association settlement rate plus a margin as described below	—	—

Notes payable and current maturity of long-term debt	$14	$5,855

Long-Term:
Notes:
7.34% Senior Notes maturing July 2007. Principal due in equal annual installments of $25 million from 2005 through 2007. Interest payable semi-annually	$75,000	$75,000
Revolving credit facilities:
$125.0 million four-year revolver expiring August 2006. Interest at prime plus a margin or the British Bankers Association settlement rate plus a margin as described below	—	—

	$75,000	$75,000

      Notes payable consist primarily of short-term loans borrowed under commercial credit facilities. These borrowings had a weighted average interest rate of 2.5% and 1.3% at December 31, 2002 and 2001, respectively.

      In August 2002, we entered into a new four-year $125,000 unsecured revolving credit facility and a new 364-day $50,000 unsecured revolving credit facility, both of which can be utilized for letters of credit and debt borrowings. These facilities replaced two revolving credit facilities with comparable terms and borrowing capacities. The new facilities provide for the annual extension of the termination date, subject to mutual agreement between us and the bank group. In addition to interest on debt borrowings, we are assessed quarterly commitment fees on the unutilized portion of the credit facilities as well as letter of credit fees on outstanding instruments. The interest, letter of credit fee and commitment fee percentages are based upon our quarterly leverage ratio. The facilities contain certain restrictive covenants including minimum levels of net worth, interest coverage, fixed charge and leverage ratios, among other restrictions. The facilities also place restrictions on us with regard to subsidiary indebtedness, sales of assets, liens,

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investments, type of business conducted, and mergers and acquisitions, among other restrictions. We were in compliance with all covenants at December 31, 2002.

      In July 2001, we completed a $75,000 private placement of senior notes to a group of institutional investors. The notes contain a number of restrictive covenants, including minimum levels of net worth and debt and fixed charge ratios, among other restrictions. The notes also place restrictions on us with regard to investments, other debt, subsidiary indebtedness, sales of assets, liens, nature of business conducted and mergers, among other restrictions. We were in compliance with all covenants at December 31, 2002.

      Capitalized interest was insignificant in 2002, 2001 and 2000.

10. Financial Instruments

      Forward Contracts — At December 31, 2002 our forward contracts to hedge intercompany loans, which matured within eight days following the year end, are summarized as follows:

			Weighted Average
Currency Sold	Currency Purchased	Contract Amount	Contract Rate

Euros	U.S. Dollars	$2,639	1.00
British Pounds	U.S. Dollars	925	0.64
Canadian Dollars	U.S. Dollars	1,232	1.57
U.S. Dollars	Australian Dollars	12,182	1.79

      At December 31, 2002 our forward contracts to hedge certain operating exposures, which mature within the next seven months, included $2,585 and $269 to buy Euros and sell South African Rand, respectively. These contracts were not designated as “hedges” under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

      The counterparties to our forward contracts are major financial institutions, which we continually evaluate as to their creditworthiness. We have never experienced, nor do we anticipate, nonperformance by any of our counterparties.

      Fair Value — The carrying value of our cash and cash equivalents, accounts receivable, accounts payable, notes payable and forward contracts approximates their fair values because of the short term nature of these instruments. At December 31, 2002 and 2001, the fair value of our long-term debt was $80,748 and $76,700 respectively based on current market rates for debt with similar credit risk and maturities.

11. Retirement Benefits

      Defined Contribution Plans — We sponsor two contributory defined contribution plans for eligible employees which consist of a voluntary pre-tax salary deferral feature, a matching contribution, and a profit-sharing contribution in the form of cash or our common stock to be determined annually. For the years ended December 31, 2002, 2001 and 2000, we expensed $10,989, $9,464 and $7,897, respectively, for these plans.

      In addition, we sponsor several other defined contribution plans that cover salaried and hourly employees for which we do not provide matching contributions. The cost of these plans to us was not significant in 2002, 2001 and 2000.

      Defined Benefit Plans — We currently sponsor various defined benefit pension plans covering certain employees of our North American operations. Through the Howe-Baker acquisition in 2000, we assumed an unfunded non-qualified plan for a select group of former and current Howe-Baker employees. Additionally, in connection with the PDM Divisions acquisition in 2001, we assumed three funded

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

qualified noncontributory plans. The following tables reflect combined information for our defined benefit plans:

Components of Net Periodic Pension Cost	2002	2001	2000

Service cost	$180	$163	$—
Interest cost	973	968	501
Expected return on plan assets	(1,354)	(1,449)	(1,108)
Amortization of prior service costs	8	—	—
Recognized net actuarial loss/(gain)	102	207	(115)
Settlement loss due to distribution of surplus to members	—	—	521

Net periodic pension income	$(91)	$(111)	$(201)

Change in Pension Benefit Obligation	2002	2001

Benefit obligation at beginning of year	$14,547	$9,549
Acquisition	—	4,921
Service cost	180	163
Interest cost	973	968
Actuarial loss	1,110	758
Benefits paid	(1,318)	(1,443)
Currency translation	87	(369)

Benefit obligation at end of year	$15,579	$14,547

Change in Plan Assets	2002	2001

Fair value at beginning of year	$17,429	$14,134
Acquisition	—	5,508
Actual loss on plan assets	(1,089)	(345)
Benefits paid	(1,318)	(955)
Employer contribution	43	(219)
Currency translation	156	(694)

Fair value at end of year	$15,221	$17,429

Funded status	$(356)	$2,882
Unrecognized net prior service costs	94	100
Unrecognized net actuarial losses (gains)	4,870	(339)
Accrued settlement	—	2,000

Net amount recognized	$4,608	$4,643

Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$7,274	$7,027
Accrued benefit liability	(4,057)	(2,569)
Accumulated other comprehensive income, before taxes	1,391	185

Net amount recognized	$4,608	$4,643

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The defined benefit plans assets consist of cash, short-term fixed income funds and long-term investments, including equity and fixed-income securities. The significant assumptions used in determining our pension expense and the related pension obligations were:

	2002	2001	2000

Discount rate	5.75 - 6.75%	6.25 - 7.25%	7.00 - 7.50%
Rate of compensation increase	*	*	*
Long-term rate of return on plan assets	7.25-8.50%	7.50 - 9.00%	7.50%

*	The rate of compensation is not applicable as benefits under certain of our defined benefit plans are based upon years of service, while the remaining defined benefit plans primarily cover retirees whereby future compensation is not a factor.

      The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $8,571, $8,478 and $4,747 for 2002, respectively, and $5,930, $5,803 and $3,335 for 2001, respectively.

      In 2000, we anticipated the wind up of a Canadian subsidiary’s plan and recognized a $2,000 special charge reflecting the estimated termination value of the pension assets. However, market and cost considerations resulted in the reversal of this decision and special charge in 2001.

      We made contributions to certain union sponsored multi-employer pension plans of $4,689, $5,097 and $4,249 in 2002, 2001 and 2000, respectively. Benefits under these defined benefit plans are generally based on years of service and compensation levels. Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan’s unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. We participate in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available.

      Postretirement Health Care and Life Insurance Benefits — We provide certain health care and life insurance benefits for our retired employees through two health care and life insurance benefit programs. Retiree health care benefits are provided under an established formula, which limits costs based on prior years of service of retired employees. These plans may be changed or terminated by us at any time.

      The following tables reflect information for our assumed and current employees:

Components of Net Periodic Postretirement Benefit Cost	2002	2001	2000

Service cost	$999	$778	$214
Interest cost	1,453	1,234	582
Unrecognized prior service cost	(101)	(101)	(108)
Recognized net actuarial gain	1	(14)	(12)

Net periodic postretirement benefit cost	$2,352	$1,897	$676

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Change in Postretirement Benefit Obligation	2002	2001

Benefit obligation at beginning of year	$18,659	$11,063
Service cost	999	778
Interest cost	1,453	1,234
Actuarial loss	3,020	225
Effect of plan change	—	104
Retiree contributions	686	675
Benefits paid	(2,107)	(1,532)
Acquisition	897	6,112

Benefit obligation at end of year	$23,607	$18,659

Funded status	(23,607)	(18,659)
Unrecognized prior service cost	(776)	(878)
Unrecognized net actuarial loss /(gain)	2,962	(56)

Accrued postretirement benefit obligation	$(21,421)	$(19,593)

      The significant assumptions used in determining the other postretirement benefit expense were a discount rate of 7.25% in 2002, 7.50% in 2001 and 7.75% in 2000 and health care cost trend rates projected at annual rates ranging from 10.5% in 2003 down to 5.0% in 2011. The acquisition amounts in 2002 reflect the addition of the TPA employees to our postretirement benefit programs. The assumption change in 2001 relates to the addition of life insurance benefits for certain personnel under a program assumed in connection with the Howe-Baker acquisition. The acquisition amounts in 2001 reflect the addition of the PDM Divisions employees to our postretirement benefit programs.

      The medical plan for retirees, other than those covered by the Howe-Baker program, offers a defined dollar benefit; therefore, a one percentage point increase or decrease in the assumed rate of medical inflation would not affect the accumulated postretirement benefit obligation, service cost and interest cost. Under the Howe-Baker program, increasing/(decreasing) the assumed health care cost trends by one percentage point is estimated to increase/(decrease) the accumulated postretirement benefit obligation at December 31, 2002 by $1,622 and ($1,376), and the total of the service interest cost components of net postretirement health care cost for the year then ended by $228 and ($186).

      Obligations to Former Parent — In connection with the 1997 reorganization and initial public offering, we agreed to make fixed payments to our former parent to fund certain defined benefit and postretirement benefit obligations. The remaining obligations were $8,689 and $10,876 at December 31, 2002, for defined benefit and postretirement benefit obligations, respectively. As of December 31, 2001, the defined benefit and postretirement benefit obligations were $10,137 and $12,561, respectively. These obligations are payable with interest ratably through December 2008. Interest expense accruing at a contractual rate of 7.5% per year associated with the defined benefit obligations totaled $747, $855 and $963 for 2002, 2001 and 2000, respectively, and the postretirement benefit obligation, also accruing interest at 7.5% totaled $925, $1,058 and $1,193 for 2002, 2001 and 2000, respectively.

12. Minority Interest and Related Long-Term Receivable

      As part of our acquisition of Howe-Baker, we assumed $27,000 of minority interest related to Howe-Baker’s acquisition of Schedule A, Ltd. (“Schedule A”) on October 1, 1998. Effective on this date, Schedule A was admitted as a partner in Howe-Baker, LP (“HBLP”). Howe-Baker contributed $19,785 to HBLP and Schedule A contributed contracts in process and its net operating assets ($4,886) and

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intangible assets ($22,114). At closing, HBLP loaned to Schedule A $19,785 (carried as a long-term receivable on the balance sheet). Interest accrues at LIBOR plus a variable rate of interest of 1.9% through June 1, 2003, 2.9% through June 1, 2004, 3.9% through June 1, 2005, and 4.9% through the date of maturity of June 1, 2006. Interest is payable semi-annually.

      Beginning January 1, 2003, and ending May 1, 2006, Schedule A has the option to require HBLP to redeem, or Howe-Baker to purchase, all or part of Schedule A’s partnership interest in HBLP. Any partnership interest not voluntarily redeemed or sold by Schedule A prior to May 1, 2006 will be mandatorily redeemed on that date. Schedule A has the right to exercise its option in whole, or the right may be exercised proportionately by Schedule A on behalf of a Schedule A partner. The consideration to be paid for Schedule A’s partnership interest will be $19,785, plus an additional amount based on the profitability of Howe-Baker throughout the option period as calculated in accordance with the terms of the related option agreement. The additional undiscounted consideration was estimated to be $8,981 as of December 31, 2002 and $6,083 as of December 31, 2001, resulting in a total redemption price for the Schedule A partnership interest of approximately $28,766 as of December 31, 2002 and $25,868 as of December 31, 2001.

13. Commitments and Contingencies

      Leases — Certain facilities and equipment, including project-related field equipment, are rented under operating leases that expire at various dates through 2021. Rent expense on operating leases totaled $17,617, $15,188, and $12,156 in 2002, 2001, and 2000, respectively.

      In June 2001, we entered into a sale-leaseback arrangement of our Plainfield, Illinois office with net proceeds of $13,992. The difference between the book value and sale price resulted in a gain, which was deferred and is being amortized over the 20-year life of the lease.

      Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows:

Amount

2003	$13,027
2004	10,542
2005	6,275
2006	4,844
2007	2,857
Thereafter	20,074

$57,619

      In the normal course of business, we enter into lease agreements with cancellation provisions as well as agreements with initial terms of less than one year. The costs related to these leases have been reflected in rent expense but have been appropriately excluded from the future minimum payments presented above. Amounts related to assets under capital lease were immaterial for the periods presented.

      Antitrust Proceedings — On October 25, 2001, the U.S. Federal Trade Commission (“FTC”) announced its decision to file an administrative complaint (“the Complaint”) challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of PDM. The Complaint alleges that the acquisition violated Federal antitrust laws by substantially lessening competition in certain field erected specialty industrial storage tank related work in the United States: LNG tanks, LPG tanks, LIN/ LOX/ LAR tanks, and thermal vacuum chambers. The FTC is seeking various remedies, including an order that would require us to divest sufficient assets and personnel to re-establish two distinct and

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

separate viable and competing businesses engaged in the design, engineering, fabrication, construction, and sale of the relevant product lines.

      We believe the Complaint is without merit. A hearing before an FTC administrative law judge was completed on January 16, 2003 and we are awaiting the decision of the FTC judge. We expect the impact of the FTC proceeding on our earnings will be minimal in 2003. While we are unable at this time to assess the ultimate outcome of the litigation or potential effect of any divestiture order or other remedy on our business, financial condition and results of operations, certain of the remedies currently proposed by the FTC, if implemented, could have a material adverse effect on the Company.

      Environmental Matters — Our facilities have operated for many years and substances, which currently are or might be considered hazardous, were used and disposed of at some locations, which will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred. We are aware of no manifestation by a potential claimant of awareness by such claimant of a possible claim or assessment with respect to such facilities. We do not consider it to be probable that a claim will be asserted with respect to such facilities which claim is reasonably possible to have an unfavorable outcome, which in each case would be material to us. We believe that any potential liability for these matters will not have a material adverse effect on our business, financial condition or results of operations.

      We do not anticipate incurring material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during the current or succeeding fiscal year. Nevertheless, we can give no assurance that we, or entities for which we may be responsible, will not incur liability in connection with the investigation and remediation of facilities we currently (or formerly) own or operate or other locations in a manner that could materially and adversely affect us.

      Other — We are a defendant in a number of other lawsuits arising in the normal course of our business. We believe that an estimate of the possible loss or range of possible loss relating to such matters cannot be made. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits and although no assurance can be given with respect thereto, based on information currently available to us and our belief as to the reasonable likelihood of the outcomes of such matters, our management believes that adequate provision has been made for probable losses with respect thereto. We believe that the ultimate outcome, after provisions therefore, will not have a material adverse effect, either individually or in the aggregate, on our business, financial condition or results of operations. The adequacy of reserves applicable to the potential costs of being engaged in litigation and potential liabilities resulting from litigation is reviewed as developments in the litigation warrant.

Letters of Credit/ Bank Guarantees/ Surety Bonds

      Ordinary Course Commitments — In the ordinary course of business, we may obtain surety bonds and letters of credit, which we provide to our customers to secure advance payment, our performance under contracts or in lieu of retention being withheld on our contracts. In the event of our non-performance under a contract and an advance being made by a bank pursuant to a draw on a letter of credit, the advance would become a borrowing under a credit facility and thus a direct obligation of the Company. Where a surety incurs such a loss, an indemnity agreement between the parties and the Company may require payment from our excess cash or a borrowing under our revolving credit facilities. When a contract is completed, the contingent obligation terminates and the bonds or letters of credit are returned. At December 31, 2002, we had provided $486,455 of surety bonds and letters of credit to support our contracting activities in the ordinary course of business. This amount fluctuates based on the mix and level of contracting activity.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Insurance — We have elected to retain portions of losses, if any, through the use of deductibles and self-insured retentions for our exposures related to third-party liability and workers’ compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent we are self-insured for these exposures, reserves (Note 8) have been provided based on management’s best estimates with input from our legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. Our management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to our financial position or results of operations. At December 31, 2002, we had outstanding surety bonds and letters of credit of $22,268 relating to our insurance program.

14.     Shareholders’ Equity

      Stock Split — On January 22, 2003, we declared a two for one stock split effective in the form of a stock dividend payable February 10, 2003 to stockholders of record at the close of business on February 3, 2003. All share numbers and amounts have been adjusted for the stock split for all periods presented.

      Stock Held in Trust — During 1999, we established a Trust to hold 1,411,120 unvested restricted stock units (valued at $9.00 per share) for two executive officers. The restricted stock units, which vested in March 2000, entitle the participants to receive one common share for each stock unit on the earlier of (i) the first business day after April 1, 2004, (ii) the first business day after termination of employment, or (iii) a change of control. These shares are considered outstanding for basic and diluted EPS computations. The total value of the shares placed in the Trust was $12,735.

      During 2001, 272,314 restricted stock units were distributed from the Trust in connection with the departure of a former executive.

      From time to time, we grant restricted shares to key employees under our Long-Term Incentive Plan. The restricted shares are transferred to the trust and held until the vesting restrictions lapse, at which time the shares are released from the Trust and distributed to the employees.

      Treasury Stock — Under Dutch law and our Articles of Association, we may hold no more than 10% of our issued share capital at any time. In order to allow implementation of proposed repurchases of our share capital authorized by the shareholders which might be in excess of 10% (and up to 30%), we must dispose of or cancel shares which have been repurchased. From time to time, we request authority from our shareholders at the Annual General Meeting of Shareholders to cancel up to 20% of the current issued share capital in multiple tranches, with no tranche to exceed 10%. We cancelled shares in 2001 and 2000.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Accumulated Other Comprehensive Income (Loss) — The components of accumulated other comprehensive income (loss) are as follows:

	Currency	Unrealized	Minimum	Accumulated Other
	Translation	Loss on Debt	Pension Liability	Comprehensive
	Adjustment	Securities	Adjustment	Income (Loss)

Balance at January 1, 2000	$(7,242)	$—	$—	$(7,242)
Change in 2000 (net of tax of $1,416)	(2,630)	—	—	(2,630)

Balance at December 31, 2000	(9,872)	—	—	(9,872)
Change in 2001 (net of tax of $1,402, $254 and $65)	(2,603)	(473)	(120)	(3,196)

Balance at December 31, 2001	(12,475)	(473)	(120)	(13,068)
Change in 2002 (net of tax of $1,507, $56 and $487)	(2,798)	(105)	(904)	(3,807)

Balance at December 31, 2002	$(15,273)	$(578)	$(1,024)	$(16,875)

      The unrealized loss on debt securities resulted from a mark-to-market loss on a cash flow hedge for the private placement debt issuance (Note 9). The minimum pension liability adjustment relates to the acquired PDM Divisions pension plan liabilities (Note 11).

15.     Stock Plans

      Employee Stock Purchase Plan — During 2001, the shareholders adopted an employee stock purchase plan under which sale of 1,000,000 shares of our common stock has been authorized. Employees may purchase shares at a discount on a quarterly basis through regular payroll deductions of up to 8% of their compensation. The shares are purchased at 85% of the closing price per share on the first trading day following the end of the calendar quarter. As of December 31, 2002, 794,860 shares remain available for purchase.

      Long-Term Incentive Plans — Under our 1997 and 1999 Long-Term Incentive Plans, as amended (the “Incentive Plans”), we can issue shares in the form of stock options, performance shares or restricted shares. Of the 8,363,510 shares authorized for grant under the Incentive Plans, 2,264,446 shares remain available for grant at December 31, 2002.

      Stock Options — Stock options are generally granted at the fair market value on the date of grant and expire after 10 years. Options granted to executive officers and other key employees typically vest over a three to four year period, while options granted to Supervisory Directors vest over a one-year period. The

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

following table summarizes the changes in stock options for the years ended December 31, 2002, 2001 and 2000:

			Weighted Average
	Stock Options	Exercise Price Per Share	Exercise Price Per Share

Outstanding at January 1, 2000	1,711,362	$ 4.60 - $ 9.00	$7.92
Granted	2,388,498	$ 7.35 - $ 8.35	$8.22
Forfeited	(55,332)	$ 6.57 - $ 9.00	$8.21
Exercised	(4,750)	$ 6.57	$6.57

Outstanding at December 31, 2000	4,039,778	$ 4.60 - $ 9.00	$8.12
Granted	293,580	$10.50 - $17.05	$12.63
Forfeited	(38,960)	$ 8.35	$8.35
Exercised	(365,078)	$ 4.60 - $ 9.00	$8.17

Outstanding at December 31, 2001	3,929,320	$ 4.60 - $17.05	$8.45
Granted	944,672	$12.50 - $16.07	$14.05
Forfeited	(18,866)	$ 6.75 - $16.93	$11.67
Exercised	(215,788)	$ 6.57 - $ 9.00	$8.25

Outstanding at December 31, 2002	4,639,338	$ 4.60 - $17.05	$9.59

      The weighted average fair value of options granted during 2002, 2001 and 2000 was $12.40, $13.16 and $8.36, respectively. The number of outstanding fixed stock options exercisable at December 31, 2001 and 2000 was 939,820 and 658,486, respectively. These options had a weighted average exercise price of $7.84 and $7.82 at December 31, 2001 and 2000, respectively.

      During 2000, the vesting of 331,276 outstanding options was accelerated due to either change of control provisions triggered by the Howe-Baker acquisition or the voluntary resignation offer as fully described in Note 4.

      The following summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted Average
Range of	Number	Remaining	Weighted Average	Number	Weighted Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$ 4.60 - $ 6.75	543,650	6.0	$6.53	469,534	$6.52
$ 7.34 - $11.00	3,004,480	7.0	8.52	1,715,434	8.47
$11.43 - $17.05	1,091,208	9.1	14.04	62,578	14.53

	4,639,338	7.4	$9.59	2,247,546	$8.23

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Restricted Shares — Restricted shares generally vest over four years. Total compensation expense of $756, $1,125 and $2,969 was recognized in 2002, 2001 and 2000, respectively. Certain performance shares, which were targeted to vest over three years, subject to achievement of specific Company goals, were converted to time-vested restricted shares during 2000. The following table shows the changes in restricted shares:

	2002	2001	2000

Shares subject to restriction at beginning of year	476,814	600,336	371,946
Restricted share grants	43,840	110,366	150,410
Restricted share distributions	(193,796)	(232,128)	(108,884)
Restricted share forfeitures	(840)	(1,760)	(12,600)
Performance shares converted to restricted shares	—	—	199,464

Shares subject to restriction at end of year	326,018	476,814	600,336

16.     Income Taxes

	2002	2001	2000

Sources of Income (Loss) Before Income Taxes and Minority Interest
U.S.	32,896	3,277	(23,874)
Non-U.S.	39,298	44,628	(7,688)

Total	72,194	47,905	(31,562)

Income Tax (Expense) Benefit
Current Income Taxes
U.S.	(736)	—	—
Non-U.S.	(6,512)	(7,438)	(4,046)

	(7,248)	(7,438)	(4,046)

Deferred Income Taxes
U.S.	(11,614)	(2,392)	7,285
Non-U.S.	(1,371)	(3,650)	1,620

	(12,985)	(6,042)	8,905

Total Income Tax (Expense) Benefit	(20,233)	(13,480)	4,859

Reconciliation of Income Taxes at the Statutory Rate and Income Tax (Expense) Benefit
Tax (Expense) Income at Statutory Rate	(25,268)	(16,767)	11,047
State Income Taxes	(479)	(478)	—
Other Country Statutory Tax Rate Differential	7,782	4,541	(5,408)
Other, net	(2,268)	(776)	(780)

Income Tax (Expense) Benefit	(20,233)	(13,480)	4,859

Effective Tax Rate	28.0%	28.1%	(15.0% )

      Our statutory rate was The Netherlands’ rate of 35% in 2002, 2001 and 2000.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The principal temporary differences included in deferred income taxes reported on the December 31, 2002 and 2001 balance sheets were:

	2002	2001

Current Deferred Taxes
Tax Benefit of U.S. Operating Losses and Credits	3,585	7,000
Contracts	7,487	5,561
Employee Benefits	1,541	4,937
Voluntary Resignation Offer	918	744
Insurance	83	83
Other	3,491	2,201

	17,105	20,526

Non-Current Deferred Taxes
Employee Benefits	6,485	11,629
Non-U.S. Activity	10,106	8,378
Insurance	7,167	3,904
Other	(4,895)	7,229

	18,863	31,140
Depreciation	(10,586)	(9,665)

Net Deferred Tax Assets	25,382	42,001

      As of December 31, 2002, we had U.S. net operating loss carryforwards (“NOL’s”) of approximately $20,285, $18,300 of which are subject to limitation under Internal Revenue Code Section 382. The U.S. NOL’s will expire from 2012 to 2021. We did not record any Netherlands deferred income taxes on indefinitely reinvested undistributed earnings of our subsidiaries and affiliates at December 31, 2002. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.     Segment Information

      We manage our operations by four geographic segments: North America; Europe, Africa, Middle East; Asia Pacific; and Central and South America. Each geographic segment offers similar services.

      The Chief Executive Officer evaluates the performance of these four segments based on revenues and income from operations, excluding special charges. Each segment’s performance reflects the allocation of corporate costs, which were based primarily on revenues. No customer accounted for more than 10% of revenues. Intersegment revenues are not material.

      The following table presents revenues by geographic segment:

	2002	2001	2000

Revenues
North America	$801,624	$726,629	$304,520
Europe, Africa, Middle East	132,853	124,226	176,542
Asia Pacific	95,935	39,917	55,482
Central and South America	118,066	191,052	75,147

Total revenues	$1,148,478	$1,081,824	$611,691

      The following table indicates revenues for individual countries in excess of 10% of consolidated revenues during any of the three years ended December 31, 2002, based on where we performed the work:

	2002	2001	2000

United States	$750,935	$665,217	$242,024

      The following tables present income from operations, assets and capital expenditures by geographic segment:

	2002	2001	2000

Income (Loss) From Operations, Excluding Special Charges
North America	$52,100	$42,161	$15,398
Europe, Africa, Middle East	3,603	1,402	5,468
Asia Pacific	2,270	(203)	3,298
Central and South America	23,712	20,769	4,695

Total income from operations, excluding special charges	$81,685	$64,129	$28,859

	2002	2001	2000

Special charges (Note 4)	$3,972	$9,686	$55,664

	2002	2001	2000

Income (Loss) From Operations
North America	$49,413	$36,272	$(6,238)
Europe, Africa, Middle East	3,032	(274)	2,169
Asia Pacific	1,950	(538)	(26,155)
Central and South America	23,318	18,983	3,419

Total income (loss) from operations	$77,713	$54,443	$(26,805)

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

Assets
North America	$581,046	$501,538	$389,958
Europe, Africa, Middle East	85,474	59,228	81,182
Asia Pacific	31,246	25,786	23,605
Central and South America	42,670	61,713	43,670

Total assets	$740,436	$648,265	$538,415

      Our revenues earned and assets attributable to operations in The Netherlands were not significant in any of the three years ended December 31, 2002. Our long-lived assets are considered to be net property and equipment. Approximately 74% of these assets were located in the United States for the year ended December 31, 2002, while the other 26% were strategically located throughout the world.

	2002	2001	2000

Capital Expenditures
North America	$20,123	$7,448	$4,981
Europe, Africa, Middle East	2,718	779	736
Asia Pacific	1,037	56	343
Central and South America	49	634	293

Total capital expenditures	$23,927	$8,917	$6,353

      Although we manage our operations by the four geographic segments, revenues by project type are shown below:

	2002	2001	2000

Revenues
Process Plants	$318,832	$209,434	$—
Flat Bottom Tanks	286,345	313,879	234,049
Elevated Tanks	149,404	145,143	61,998
Specialty and Other Structures	127,801	71,995	54,150
Low Temperature/ Cryogenic Tanks and Systems	90,687	135,392	90,481
Repairs and Modifications	77,516	84,468	79,045
Pressure Vessels	61,776	51,397	45,951
Turnarounds	36,117	70,116	46,017

Total revenues	$1,148,478	$1,081,824	$611,691

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.     Quarterly Operating Results and Common Stock Dividends (Unaudited)

      Quarterly Operating Results — The following table sets forth our selected unaudited consolidated income statement information on a quarterly basis for the two years ended December 31, 2002:

Quarter Ended 2002	March 31	June 30	Sept. 30	Dec. 31

Revenues	$259,272	$284,686	$275,831	$328,689
Gross profit	35,090	38,138	38,267	44,056
Net income	10,258	12,394	13,174	14,323
Net income per share — basic	0.24	0.29	0.30	0.32
Net income per share — diluted	0.24	0.28	0.29	0.31
Common dividends per share	0.03	0.03	0.03	0.03

Quarter Ended 2001	March 31	June 30	Sept. 30	Dec. 31

Revenues	$235,368	$263,857	$277,774	$304,825
Gross profit	28,295	32,657	34,015	41,809
Income from continuing operations	5,405	7,206	8,020	11,291
Loss from discontinued operations	(1,939)	(10,280)	—	—

Net income (loss)	$3,466	$(3,074)	$8,020	$11,291

Net income per share — basic
Income from continuing operations	$0.13	$0.15	$0.19	$0.27
Loss from discontinued operations	(0.05)	(0.22)	—	—

Net income (loss) per share	$0.08	$(0.07)	$0.19	$0.27

Net income per share — diluted
Income from continuing operations	$0.13	$0.15	$0.18	$0.26
Loss from discontinued operations	(0.05)	(0.21)	—	—

Net income (loss) per share	$0.08	$(0.06)	$0.18	$0.26

Common dividends per share	$0.03	$0.03	$0.03	$0.03

      Shareholder Information — Our Common Stock is traded on the New York Stock Exchange. We delisted from the Euronext Amsterdam Exchange during 2001, as minimal shares were traded there. As of February 2003, we had approximately 4,400 shareholders. The following table presents the range of Common Stock prices on the New York Stock Exchange for the years ended December 31, 2002 and 2001:

Range of Common Stock Prices

Quarter Ended 2002	March 31	June 30	Sept. 30	Dec. 31

High	$14.92	$16.50	$15.00	$15.12
Low	12.20	12.93	11.57	11.58
Close	14.86	14.10	12.00	15.10

Quarter Ended 2001	March 31	June 30	Sept. 30	Dec. 31

High	$13.68	$19.30	$17.41	$13.35
Low	8.38	11.85	9.53	9.80
Close	11.88	16.93	9.98	13.35

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	March 31,

	2003	2002

	(In thousands, except
	per share data)
	(Unaudited)
Revenues	$322,309	$259,272
Cost of revenues	282,648	224,182

Gross profit	39,661	35,090
Selling and administrative expenses	19,198	17,907
Intangibles amortization (Note 4)	638	626
Other operating income, net	(136)	(419)
Exit costs	—	1,159

Income from operations	19,961	15,817
Interest expense	(1,687)	(1,813)
Interest income	466	346

Income before taxes and minority interest	18,740	14,350
Income tax expense	(5,611)	(4,018)

Income before minority interest	13,129	10,332
Minority interest in income	(365)	(74)

Net income	$12,764	$10,258

Net income per share (Note 1):
Basic	$0.29	$0.24
Diluted	$0.28	$0.24
Weighted average shares outstanding:
Basic	44,394	42,030
Diluted	46,248	43,546
Dividends on shares:
Amount	$1,776	$1,262
Per share	$0.04	$0.03

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2003	2002

	(In thousands, except
	share data)
	(Unaudited)
ASSETS
Cash and cash equivalents	$98,840	$102,536
Accounts receivable, net of allowance for doubtful accounts of $1,940 in 2003 and $2,274 in 2002	155,742	172,933
Contracts in progress with earned revenues exceeding related progress billings	98,152	76,211
Deferred income taxes	15,059	17,105
Assets held for sale	1,958	1,958
Other current assets	12,105	11,680

Total current assets	381,856	382,423

Property and equipment, net	113,628	109,271
Long-term receivable	19,785	19,785
Deferred income taxes	7,533	8,277
Goodwill	159,509	157,903
Other intangibles	32,918	33,556
Other non-current assets	35,964	29,221

Total assets	$751,193	$740,436

LIABILITIES
Notes payable	$19	$14
Accounts payable	77,286	84,413
Accrued liabilities	59,918	74,655
Contracts in progress with progress billings exceeding related earned revenues	136,679	122,357
Income taxes payable	4,218	5,631

Total current liabilities	278,120	287,070

Long-term debt	75,000	75,000
Other non-current liabilities	69,060	62,461
Minority interest in subsidiaries	34,571	33,758

Total liabilities	456,751	458,289

Shareholders’ Equity
Common stock, Euro .01 par value; authorized: 80,000,000 in 2003 and 2002; issued: 44,565,172 in 2003 and 2002; outstanding: 44,456,725 in 2003 and 44,325,744 in 2002	450	210
Additional paid-in capital	244,733	245,916
Retained earnings	78,812	68,064
Stock held in Trust	(11,690)	(12,332)
Treasury stock, at cost; 108,447 in 2003 and 239,428 in 2002	(1,392)	(2,836)
Accumulated other comprehensive loss	(16,471)	(16,875)

Total shareholders’ equity	294,442	282,147

Total liabilities and shareholders’ equity	$751,193	$740,436

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2003	2002

	(In thousands)
	(Unaudited)
Cash Flows from Operating Activities
Net income	$12,764	$10,258
Adjustments to reconcile net income to net cash provided by operating activities:
Exit costs, net of deferred income taxes of $0 and $394	—	765
Payments related to exit costs	(1,395)	(2,589)
Depreciation and amortization	4,855	4,862
Gain on sale of property and equipment	(136)	(419)
Change in operating assets and liabilities (see below)	(10,461)	(18,395)

Net cash provided by/(used in) operating activities	5,627	(5,518)

Cash Flows from Investing Activities
Cost of business acquisitions, net of cash acquired	(450)	(4,658)
Capital expenditures	(8,539)	(2,678)
Proceeds from sale of property and equipment	371	2,348

Net cash used in investing activities	(8,618)	(4,988)

Cash Flows from Financing Activities
Increase/(decrease) in notes payable	5	(30)
Purchase of treasury stock	(220)	(296)
Issuance of treasury stock	1,286	1,156
Dividends paid	(1,776)	(1,262)

Net cash used in financing activities	(705)	(432)

Decrease in cash and cash equivalents	(3,696)	(10,938)
Cash and cash equivalents, beginning of the year	102,536	50,478

Cash and cash equivalents, end of the period	$98,840	$39,540

Change in Operating Assets and Liabilities
Decrease in receivables, net	$17,191	$8,184
Increase in contracts in progress, net	(7,619)	(7,888)
Decrease in accounts payable	(7,127)	(7,389)

Change in contract capital	2,445	(7,093)
(Increase)/decrease in other current assets	(425)	2,040
Increase/(decrease) in income taxes payable and deferred income taxes	1,377	(2,593)
Decrease in accrued and other non-current liabilities	(7,733)	(7,563)
Increase in other	(6,125)	(3,186)

Total	$(10,461)	$(18,395)

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003
(In thousands, except per share data)
(Unaudited)

1.     Significant Accounting Policies

      Basis of Presentation — The accompanying unaudited consolidated financial statements for Chicago Bridge & Iron Company N.V. and Subsidiaries have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited interim consolidated financial statements should be read in conjunction with our consolidated financial statements and notes thereto included in our 2002 Annual Report on Form 10-K.

      In our opinion, all adjustments necessary to present fairly our financial position as of March 31, 2003 and the results of our operations and cash flows for the period then ended have been included. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

      New Accounting Standards — In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets’ retirement costs. We adopted this statement effective January 1, 2003, and determined that it did not have a significant impact on our financial statements as of that date.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 replaces Issue 94-3. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted this statement effective January 1, 2003, and determined that it did not have a significant impact on our financial statements as of that date.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.” This standard permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. We will continue to apply Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for stock options. The amended interim disclosure requirements of SFAS No. 148 are presented in our Stock Plans discussion.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” which is an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” The interpretation states that certain variable interest entities may be required to be consolidated into the results of operations and financial position of the entity that is the primary beneficiary. The change may be made prospectively with a cumulative-effect adjustment in the period first

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

applied or by restating previously issued financial statements. The interpretation becomes effective July 1, 2003. We are currently assessing the impact, if any, that the new interpretation will have on our consolidated financial statements.

      Stock Plans — We account for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock, subject to any vesting provisions.

      Had compensation expense for the Employee Stock Purchase Plan and stock options granted under the Incentive Plans been determined consistent with the fair value method of FASB Statement No. 123 (using the Black-Scholes pricing model), our net income and net income per common share would have been reduced to the following pro forma amounts:

	Three Months Ended
	March 31,

	2003	2002

Net Income
As reported net income	$12,764	$10,258
Pro forma net income	$11,841	$9,448
Net Income Per Share — Basic
As reported net income	$0.29	$0.24
Pro forma net income	$0.27	$0.22
Net Income Per Share — Diluted
As reported net income	$0.28	$0.24
Pro forma net income	$0.26	$0.22

      Using the Black-Scholes option-pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:

	Three Months Ended
	March 31,

	2003	2002

Risk-free interest rate	3.29%	4.80%
Expected dividend yield	1.08%	0.89%
Expected volatility	36.53%	42.95%
Expected life in years	6	6

Per Share Computations

      Basic earnings per share (EPS) is calculated by dividing our net income by the weighted average number of common shares outstanding for the period, which includes stock held in trust. Diluted EPS reflects the assumed conversion of all dilutive securities, consisting of employee stock options, restricted shares and directors deferred fee shares. Excluded from our per share calculations for the quarter were 211 shares, as they were considered antidilutive due to their exercise price exceeding the market price of the shares.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following schedule reconciles the income and shares utilized in the basic and diluted EPS computations:

	Three Months Ended
	March 31,

	2003	2002

Net income	$12,764	$10,258

Weighted average shares outstanding — basic	44,394	42,030
Effect of stock options	1,803	1,452
Effect of restricted shares	2	18
Effect of directors deferred fee shares	49	46

Weighted average shares outstanding — diluted	46,248	43,546

Net income per share
Basic	$0.29	$0.24
Diluted	$0.28	$0.24

2.     Exit or Disposal Costs

      Effective January 1, 2003, we were required to record costs for exit or disposal activities in accordance with SFAS No. 146. However, there were no exit or disposal activities initiated after January 1, 2003. Moving, replacement personnel and integration costs will be recorded as incurred. The change for the three months ended March 31, 2003 in our accrued expense balances relating to exit or disposal activities were as follows:

		Facilities
		and
	Personnel	Other	Total

Balance at December 31, 2002	$3,621	$492	$4,113
Cash payments	(1,395)	—	(1,395)

Balance at March 31, 2003	$2,226	$492	$2,718

      Personnel — Personnel accruals include severance and personal moving costs associated with the relocation, closure or downsizing of offices and a voluntary resignation offer.

      Facilities and Other — Facilities and other accruals include costs related to the sale, closure, downsizing or relocation of operations.

3.     Comprehensive Income

      Comprehensive income for the three months ended March 31, 2003 and 2002 is as follows:

	Three Months Ended
	March 31,

	2003	2002

Net income	$12,764	$10,258
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	378	(1,224)
Cash flow hedge of debt issuance	26	26

Comprehensive income	$13,168	$9,060

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Accumulated other comprehensive loss reported on our balance sheet at March 31, 2003 includes $15,105 of cumulative translation adjustment, $342 of unrealized loss on debt securities and $1,024 of minimum pension liability adjustments.

4.     Goodwill and Other Intangibles

Goodwill

      General — At March 31, 2003 and December 31, 2002, our goodwill balances were $159,509 and $157,903 respectively, attributable to the excess of the purchase price over the fair value of assets acquired relative to acquisitions within our North America segment. The increase reflects additional purchase consideration related to contingent earnout obligations associated with our Howe-Baker acquisition.

      Impairment Testing — SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) prescribed a two-phase process for impairment testing of goodwill, which is performed annually, absent any indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. We have elected to perform our annual analysis at the end of the third calendar quarter of each year. No indicators of impairment were identified during the first quarter of 2003.

Other Intangible Assets

      The following table provides information concerning our other intangible assets as of March 31, 2003 and December 31, 2002:

	March 31, 2003		December 31, 2002

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets
Technology (3 to 11 years)	$6,221	$(2,814)	$6,221	$(2,487)
Non-compete agreements (4 to 8 years)	4,810	(1,986)	4,810	(1,766)
Strategic alliances, customer contracts, patents (3 to 11 years)	2,775	(805)	2,775	(714)

Total	$13,806	$(5,605)	$13,806	$(4,967)

Unamortized intangible assets
Tradenames	$24,717		$24,717

5.     Financial Instruments

      Forward Contracts — At March 31, 2003 our forward contracts to hedge intercompany loans, which mature within eight days following quarter end, are summarized as follows:

			Weighted Average
Currency Sold	Currency Purchased	Contract Amount	Contract Rate

Euros	U.S. Dollars	$3,658	0.91
British Pounds	U.S. Dollars	954	0.63
U.S. Dollars	Canadian Dollars	1,360	1.47
U.S. Dollars	Australian Dollars	19,013	1.63

      At March 31, 2003 our forward contracts to economically hedge certain operating exposures, which mature within the next five months, included $6,446 and $125 to buy Euros and sell South African Rand,

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively. These contracts were not designated as “hedges” under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

6.     Segment Information

      We manage our operations by four geographic segments: North America; Europe, Africa, Middle East; Asia Pacific; and Central and South America. Each geographic area offers similar services.

      The Chief Executive Officer evaluates the performance of these four segments based on revenues and income from operations excluding exit costs. Each segment’s performance reflects the allocation of corporate costs, which were based primarily on revenues. Intersegment revenues are not material.

	Three Months Ended
	March 31,

	2003	2002

Revenues
North America	$204,150	$195,299
Europe, Africa, Middle East	58,953	23,320
Asia Pacific	41,032	11,000
Central and South America	18,174	29,653

Total revenues	$322,309	$259,272

Income From Operations, Excluding Exit Costs
North America	$11,500	$10,518
Europe, Africa, Middle East	3,560	348
Asia Pacific	1,313	(461)
Central and South America	3,588	6,571

Total income from operations, excluding exit costs	$19,961	$16,976

Exit Costs	$—	$1,159

Income From Operations
North America	$11,500	$9,776
Europe, Africa, Middle East	3,560	112
Asia Pacific	1,313	(510)
Central and South America	3,588	6,439

Total income from operations	$19,961	$15,817

7.     Commitments and Contingencies

      Antitrust Proceedings — On October 25, 2001, the U.S. Federal Trade Commission (“FTC”) announced its decision to file an administrative complaint (the “Complaint”) challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of Pitt-Des Moines, Inc. (“PDM”). The FTC’s Complaint alleges that our acquisition of these assets violated Section 7 of the Clayton Antitrust Act and Section 5 of the Federal Trade Commission Act by threatening to substantially lessen competition in four specific markets in which both we and PDM had competed in the United States: liquefied natural gas storage tanks constructed in the United States as well as associated facilities; liquefied nitrogen, liquefied oxygen and liquefied argon storage tanks constructed in the United States; liquified petroleum pressure gas storage tanks constructed in the United States; and field erected thermal

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

vacuum chambers (used for the testing of satellites) constructed in the United States. The FTC’s Complaint asserts that the consequence of the acquisition will be increased prices in these four markets.

      A trial before an FTC Administrative Law Judge was concluded on January 16, 2003. We believe that the FTC’s Complaint is without merit because of the low barriers to entry for competitors who wish to enter these markets, the actual entry by certain such competitors into these markets since the acquisition, the low post-acquisition prices and post-acquisition competitive success of our competitors in these markets, the sophistication of our customers in these markets, and the de minimus amount of commerce in the United States affected by the transaction. Evidence concerning these and other issues was presented to the FTC Administrative Law Judge during the trial. A decision from the FTC Administrative Law Judge is currently expected by mid-June 2003.

      We expect the impact of the FTC proceeding on our earnings in 2003 will be minimal. While we are unable to assess the ultimate outcome of the litigation or potential effect of any divestiture order or other remedy on our business, financial condition and results of operations, certain of the remedies currently proposed by the FTC, if implemented, could have a material adverse effect on us.

      We are a defendant in a number of lawsuits arising in the normal course of business. Management, based on information available at the end of each reporting period as to the reasonable likelihood of the outcomes of such matters, determines an accrual for probable losses. During the quarter ended March 31, 2003, we increased our litigation accrual and cost of revenues by approximately $1 million related to personal injury litigation where settlement was reached. Also, during the quarter, we were named as a defendant in a number of other personal injury lawsuits, as to which we do not currently believe the asserted claims will have a material adverse effect on our results of operations or financial position. We have historically been successful in our defense of similar legal actions and plan to vigorously defend against these recent claims. As a matter of standard policy, we continually review our litigation accrual and as further information is known on pending cases, increases or decreases, as appropriate, may be recorded in accordance with Statement of Financial Accounting Standard No. 5, “Accounting for Contingencies.”

8.     Subsequent Events

      On April 29, 2003, we acquired certain assets of Petrofac Inc., an engineering, procurement and construction (EPC) company servicing the hydrocarbon processing industry, for consideration of $25.6 million. The acquired operations, including approximately 230 employees located in facilities in Tyler, Texas, will be fully integrated with our process and technology group and will expand our capacity to engineer, fabricate and install EPC projects for the oil refining, oil production, gas treating and petrochemical industries.

      On May 30, 2003, we acquired certain assets of John Brown Hydrocarbons Limited for cash consideration of approximately $30 million and the assumption of certain liabilities. John Brown provides comprehensive engineering, program and construction management services in the offshore, onshore and pipeline sectors of the hydrocarbon industry, as well as for LNG terminals and flue gas desulfurization plants. John Brown has more than 600 employees in offices in London, Moscow, the Caspian Region and Canada, and generated revenues of approximately £47,519,000 in 2002. This acquisition will expand our presence in geographic areas with significant growth potential, in particular Russia, the Middle East and the Caspian Sea and expand our capabilities into the upstream oil and gas sector.

      A trial before an FTC Administrative Law Judge was concluded on January 16, 2003. On June 12, 2003, the FTC Administrative Law Judge issued his ruling. The ruling found that our acquisition of PDM assets threatens to substantially lessen competition in the four markets identified above in which both CB&I and PDM participated. As a result of this finding by the FTC Administrative Law Judge, we have been ordered to divest within 180 days of a final order all physical assets, intellectual property and any

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

uncompleted construction contracts of the PDM Divisions that we acquired from PDM to a purchaser approved by the FTC that is able to utilize those assets as a viable competitor.

      We believe the FTC Administrative Law Judge’s ruling is inconsistent with the law and the facts presented at trial. At present, we are still evaluating the divestiture ordered by the judge and have not made a decision whether to appeal the ruling to the full Federal Trade Commission and, if necessary, to the appropriate federal courts. Until the FTC order becomes final, we expect the impact on our earnings will be minimal. However, the remedies contained in the order, if implemented, could have an adverse effect on us, including an expense relating to a potential write-down of the net book value of the divested assets.